04026776

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ______)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[X]
Securities Act Rule 802 (Exchange Offer)	[ ]
Securities Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Securities Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Securities Act Rule 14e-2(d) (Subject Company Response)	[ ]

MAY 17 2004

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Framfab AB (publ)
(Name of Subject Company)

(Translation of Subject Company's Name into English (if applicable))

Sweden
(Jurisdiction of Subject Company's Incorporation or Organization)

Framfab AB (publ)
(Name of Person(s) Furnishing Form)

Ordinary Shares of Framfab AB (publ)
(Title of Class of Subject Securities)

(CUSIP Number of Class of Securities (if applicable))

Helena Borglund
Framfab AB (publ)
P.O. Box 38078
SE-100 64 Stockholm
Sweden
Telephone: +46 8 41 00 11 04
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 14, 2004
(Date of Tender Offer/Rights Offering Commenced)

Total number of pages in this document: 74

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Included with this Form CB is the prospectus relating to the offering to subscribe for shares in Framfab AB (publ).

Item 2. Informational Legends

All appropriate legends have been included in the materials delivered to security holders.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is being furnished concurrently with this Form CB.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Framfab AB (publ)

(Signature)

Christian Luiga, Executive Vice President

(Name and Title)

Stockholm 13th of May, 2004

(Date)

Offering to subscribe for shares in Framfab AB (publ)

This document is a translation of the Swedish prospectus prepared in accordance with Swedish regulations. In the event of any difference between the two, the Swedish prospectus will prevail.

The Swedish version of the prospectus regarding the rights issue in Framfab has been approved by and registered with the Swedish Financial Supervisory Authority (Sw. *Finansinspektionen*) in accordance with Chapter 2, Section 4 of the Financial Instruments Trading Act (Sw. *lagen 1991:980 om handel med finansiella instrument*). The approval and registration do not imply any guarantee by the Swedish Financial Supervisory Authority that the factual information in the prospectus is correct or complete.

Neither the shares, the interim shares nor the subscription rights are traded or subject to any application for trading in any country other than Sweden.

The offer is not directed to any persons whose participation in the offering would require any additional prospectus, registration or other measures, other than those required under Swedish, Danish or Norwegian law, and the prospectus may not be distributed in or into any country where such distribution or offering would require any such prospectus, registration or other measures or would be in conflict with any applicable law or regulation in such a country.

This prospectus shall be governed by and construed in accordance with Swedish law. Any disputes relating to the contents of the prospectus or matters relating thereto shall exclusively be resolved by a Swedish court.

Notice to shareholders in Denmark

The offering of shares and/or warrants in Framfab to shareholders in Denmark will be conducted in accordance with Chapter 12 of the Danish Securities Trading Act, Consolidated Act No. 1269 of 19 December 2003, and the Danish Securities Council's Executive Order No. 166 of 13 March 2003 regarding Prospectuses for First Public Offerings of Certain Securities. The Registration of this prospectus with the Danish Securities Council and the publication thereof through the Danish Commerce and Companies Agency are expected to take place around 12 May 2004. The Danish Securities council has not verified the information in the prospectus and the registration do not imply any approval of the information in the prospectus.

Notice to shareholders in Norway

This prospectus has been registered in the Norwegian Registry of Business Enterprises pursuant to Section 5-1 and 5-8 of the Norwegian Securities Trading Act. The Norwegian Registry of Business Enterprises has not controlled the correctness of the information in the prospectus and the registration does not imply an approval of the information in the prospectus.

Notice to shareholders in the United Kingdom

No offer is being made to any persons under the rights issue in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not, and will not, constitute an offer to the public in the United Kingdom for the purposes of the Public Offers of Securities Regulations 1995 or the Financial Services and Markets Act 2000. This communication is only directed at persons who: (i) are outside the United Kingdom; or (ii) have professional experience in matters relating to investments which fall within Article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as "Relevant Persons"). This communication must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Notice to holders of Framfab securities who are resident in the United States

This rights offering is made for the securities of a Swedish company. Accordingly, the offer is subject to the disclosure requirements of Sweden. These disclosure requirements are different from those of the United States. Financial statements included in this offer document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since Framfab is located in Sweden, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue Framfab or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel Framfab and its affiliates to subject themselves to a U.S. court's judgment.

The securities for which this rights offering is made have not been approved or disapproved by the United States Securities and Exchange Commission, any State securities commission in the United States or any other U.S. regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of this rights offering or the accuracy, adequacy or completeness of this offer document. Any representation to the contrary is a criminal offence in the United States.

Forward-looking statements

In this prospectus, information is provided regarding forward looking assumptions, which constitute subjective assessments and prognosis for the future. The words "expect", "believe", "intend", "anticipate", "estimate" or "plan" and similar expressions are sometimes used to indicate that the information is to be considered as an assessment or prognosis. Other forward-looking statements can be identified from the context in which the statements are made. Assessments and prognosis are based on information which involve known as well as unknown risks and uncertainty. No representation or warranty, whether express or implied, is given that the assessments or prognosis or other forward looking statements will be true or accurate. Circumstances that may render forward looking statements untrue or inaccurate are for example fluctuations in demand and general economic conditions, increases in operational costs and the development of Framfab' business. In view of the foregoing, investors are recommended to assess the future development themselves before making any investment in Framfab.

Contents

Terms in brief

Subscription right	For every five (5) Framfab shares held, shareholders are entitled to subscribe for two (2) new shares in Framfab
Subscription price	SEK 0.50 per share
Last date for trading in Framfab shares including subscription rights	May 11, 2004
Record date	May 14, 2004
Subscription period	May 19 - June 9, 2004
Trading in subscription rights	May 19 - June 4, 2004
Trading in paid and subscribed shares	May 19 through registration of rights issue

Definitions

Framfab or the Company	Framfab AB (publ), and its subsidiaries, depending on the context

Financial calendar

Interim report for January 1 - June 30, 2004	July 22, 2004
Interim report for January 1 - September 30, 2004	October 21, 2004
Year-end report on fiscal 2004	January/February, 2005

6

Offering to subscribe for shares in Framfab AB (publ):

On May 10, 2004 the Extraordinary General Meeting of Shareholders of Framfab AB (publ) approved the decision of the Board of Directors of April 21, 2004, to increase the share capital by not more than SEK 16,421,898.60, from SEK 41,054,746.60 to not more than SEK 57,476,645.20, through a new share issue of no more than 328,437,972 shares, each with a par value of SEK 0.05. Through the rights issue, the number of shares may come to increase from 821,094,932 to not more than 1,149,532,904 shares.

Shareholders of the Company are for each five (5) existing shares held entitled to subscribe, with preferential right, two (2) new shares, at a subscription price of SEK 0.50 per new share.

Assuming that the rights issue is subscribed in full, Framfab will receive proceeds of approximately SEK 164 million prior to transaction costs.

Framfab's largest shareholder SBI Group Inc (USA), VGZ (Switzerland), Finsbury Technology Trust (England) and other shareholders of Framfab, together representing approximately 28 per cent of the share capital and voting rights in Framfab, have declared that they support the rights issue and intend to subscribe for their respective parts. In addition, those members of the Board of Directors and Management that hold shares in Framfab intend to subscribe for their shares in the rights issue.

SEB Internetfond, VGZ (Switzerland), Finsbury Technology Trust (England), Close Finsbury Eurotech (England), Close Finsbury Global Investment Funds (Ireland), Consulta Technology Fund (the Channel Islands) and Hadley Trust (USA) have undertaken to guarantee part of the rights issue, by undertaking to subscribe for shares that are not subscribed for by shareholders in Framfab with preferential right, up to a total amount of SEK 40 million.

The shareholders in Framfab are hereby offered, with preferential right, to subscribe for new shares in Framfab on the terms and conditions set out in this prospectus.

Stockholm, May 10, 2004

Framfab AB (publ)
Board of Directors

Framfab in brief:

Framfab is a leading European specialist within the area of communication in digital media and interactive solutions based on Internet technology. Framfab creates market and branding communication for the Internet and other digital media.

Framfab works with a large number of clients representing many different industry sectors. Most of the clients are large international companies such as 3M, American Express, AXA, Carlsberg Breweries, the Coca-Cola Company, Danske Bank, DuPont, Ericsson, Hydro Texaco, Kellogg's, Kraft Food International, Lloyds TSB, Nike, Nobel Biocare, Observer, Philip Morris International, Philips, Postbank, SAAB, Sara Lee Douwe Egberts, Swedish Match, Vodafone, Volvo Car Corporation, Volvo Group and UBS. Framfab creates value for its clients through development of interactive solutions based on the user perspective, irrespective of whether the user is consumer, management, collaboration partner or other stakeholder.

Framfab has been operating since 1995 and is today present in Denmark, Germany, Netherlands, Switzerland, Sweden and United Kingdom. The Group has approximately 360 employees. Since autumn 2003, Framfab has a close cooperation with SBI Group Inc. a sector peer in the US with approximately 750 employees. SBI Group Inc. owns approximately 16 per cent of the share capital in Framfab, which makes them the largest owner. Framfab also has a cooperation agreement with Wcube in France. Since January 2004, Paregos Mediadesign AB, with offices in Stockholm and Skellefteå, is a wholly owned subsidiary of Framfab.

Framfab is listed on the O-list of Stockholmsbörsen (ticker FRAM).

Amounts in SEK million	2001	2002	2003	Jan 1 - Mar 31, 2004
Net revenue	666.7	342.5	255.9	87.5
Operating earnings	-2,216.0	-69.4	-92.9	1.2
Earnings for the period	-2,572.9	-56.2	-119.7	0.3
Stockholders' equity including minority interest	173.1	110.7	83.9	98.0
No. of employees at end of period	692	452	387	362

First quarter 2004 development

Framfab operations experienced positive momentum during the first quarter 2004 and both revenue and earnings were improved compared to the same period last year. Acquisitions made during the past 9 months have affected operations positively.

Profitability was good in Denmark, Sweden and the UK. Earnings at Framfab Germany, improved considerably compared to the fourth quarter 2003, to just below breakeven. Though improved, profitability in the Netherlands remained weak.

- Net revenue for the period January to March amounted to SEK 87.5 million, an increase of 21 per cent compared to the first quarter 2003.
- Earnings after tax for the period January-March was SEK 0.3 million. Operating earnings before goodwill amortization was SEK 3.3 million during the same period.
- Recent acquisitions, SBIFramfab in London and Paregos in Sweden, posted operating earnings.
- Steve Callaghan was appointed CEO of Framfab on January 1, 2004 and the CFO, Christian Luiga, also became Executive Vice President.

The interim report for the first quarter 2004 can be found in its entirety on page 38 of the prospectus.

Outlook 2004

The market trend for consulting services remains difficult to foresee, and despite certain positive signs of an increase in the willingness to invest on the part of Framfab's clients, the outlook is difficult to assess. Therefore Framfab has chosen not to make a forecast for parts of, or all of, 2004.

Background and reasons:

Framfab has during the last years focused on restructuring its business, following a sharp drop in demand in the European market. The measures taken by the Company have resulted in positive earnings for the first quarter of 2004. Framfab has despite the market downturn increased its market share and is presently one of the leading players on the market of digital media and interactive solutions in Europe.

The market for Framfab's services is starting to show a more positive development, after a number of years with declining demand. The number of companies in the industry is decreasing, either through closure of businesses, or as a consequence of the ongoing consolidation. At the same time, demand on the markets in which Framfab operates is now increasing. This consolidation has been particularly distinct in the US, and in Europe the trend is clear. Consolidation is partly driven by the consumers' ambition to deliver economies of scale on the supply side, but increasingly customers are seeing a better return on investment when they contract with companies capable of providing more international coverage for their services. Such customers are primarily large international companies, which increasingly focus their services towards consumer groups, partners and employee groups via the Internet.

Framfab's intention is to participate in the industry consolidation in Europe. During the last nine months, Framfab has made three acquisitions, which all have been accretive on an earnings basis. Framfab considers that there are other small and medium size companies which acknowledge the benefits of consolidation in the industry, which creates interesting acquisition opportunities. In discussions with potential consolidation candidates, Framfab sees an advantage in the possibility of being able to offer, not only shares but also cash as means of payment. Framfab is currently involved in discussions with such parties in Europe, and sees opportunities to strengthen existing service offerings, market presence and derive additional economies of scale. The corporate structure of Framfab enables the Company to grow the business without incurring further administration costs.

Independent research institutes such as Forrester, estimate that online activities and web services will experience stronger growth than more traditional IT and marketing services. The Company intends to position Framfab taking advantage of present opportunities to expand operations, not only organically but also through selective acquisitions. A strengthened balance sheet will enable the Company to execute this strategy.

Based on the above, the Board of Directors of Framfab on April 21, 2004 resolved, subject to the approval of the Extra General Meeting of Shareholders, to carry out a rights issue, which assuming full subscription, will generate proceeds to the Company of SEK 150 million after transaction costs. The Extra General Meeting of Shareholders on May 10, 2004 approved this decision.

Further reference is made to the information contained in this prospectus, which has been prepared in view of the forthcoming rights issue. The Board of Directors of Framfab AB (publ) is responsible for the contents of the prospectus and hereby confirms that, to the best of its knowledge, the information in this prospectus accurately reflects actual conditions and that nothing of material importance has been omitted that could influence the perception of Framfab AB (publ) reflected in this prospectus.

Stockholm, May 10, 2004

Framfab AB (publ)
Board of Directors
consisting of

Sven Skarendahl — Robert Gogel

Kaj Green — Ty Mattingly

Terms and instructions:

Preferential right to subscription

Those who, on the record date, May 14, 2004, are registered as shareholders in Framfab have for every five (5) shares held in Framfab the right to subscribe for two (2) new shares in Framfab.

Subscription price

The subscription price for the new shares in Framfab is SEK 0.50 per share. No commission will be charged.

Record date

The record date for VPC AB ("VPC") to determine who is entitled to receive subscription rights is May 14, 2004. Shares in Framfab will be traded exclusive the right to subscribe for shares in the rights issue as from and including May 12, 2004.

Information from VPC to shareholders registered in their own name

This prospectus together with a pre-printed issue statement with an attached payment form and an application form are being sent to shareholders or representatives of shareholders in Framfab who on the record date, May 14, 2004, are registered in the share register maintained by VPC on behalf of Framfab and who are entitled to subscribe for shares in the rights issue with preferential right. The pre-printed issue statement shows, among other things, the number of subscription rights received. Shareholders registered in the special list of pledged shares maintained in connection with the share register, among others, will be advised separately.
No separate securities notice showing the registration of subscription rights in the shareholder's securities account will be distributed.

Shares held by nominees

Shareholders that have their shares in Framfab registered in the name of a bank or other nominee will not receive an issue statement from VPC. In such cases, subscription and payment for shares are instead to be effected in accordance with the instructions from the nominee.

Subscription rights

For every registered share in Framfab two (2) subscription rights will be received. Subscription for one (1) new share in Framfab requires five (5) subscription rights. In case a shareholder, or other, wishes to acquire subscription rights in order to subscribe for more shares, the acquisition shall regard a number of subscription rights which, together with any subscription rights held, is evenly divisible by five (5).

Trading in subscription rights

Trading in subscription rights in Framfab will take place during May 19 - June 4, 2004 at Stockholmsbörsen. Banks and authorized brokerage firms in Sweden will be of assistance in such purchase and sale of subscription rights.

Subscription period

Subscription for new shares will take place during May 19 - June 9, 2004. The Board of Directors of Framfab reserves the right to extend the subscription period.

After expiration of the subscription period, remaining subscription rights will be void and without value.

Remaining subscription rights will be deleted from shareholders' securities accounts without notice from VPC.

Subscription and payment

Subscription with subscription rights is effected through cash payment to Carnegie or to the offices of any other authorized brokerage firm or bank in Sweden for forwarding to Carnegie. Payment must be made no later than June 9, 2004.

As stated above, an issue statement with a pre-printed payment form and an application form has been received by shareholders registered in their own name or by representatives of shareholders from VPC. Subscription through payment must be made using either the pre-printed payment form or the application form, as instructed, in accordance with the following alternative procedures:

Shareholders in Sweden

Payment form

The pre-printed issue statement and the attached payment form shows the number of shares that may be subscribed for by using the subscription rights received on the record date. To subscribe for all such shares, use only the pre-printed payment form. The application form should not be used.

Application form

If subscription rights are acquired or sold, or if for any reason the number of shares being subscribed for differs from the number shown on the pre-printed issue statement, the application form is to be used for subscription through payment. Subscription is then made on the application form and the pre-printed payment form should not be used. Application forms have been sent to all those who were registered as shareholders in Framfab on the record date and can also be obtained from Carnegie Investment Bank AB, Customer Service, SE-103 38 Stockholm, phone number +46 8 588 694 81.

Foreign shareholders

Shareholders residing outside Sweden should complete and send the pre-printed payment form, if they wish to subscribe for all shares as shown in the pre-printed issue statement, or the application form if a different number of shares are to be subscribed for, together with the payment, to Carnegie Investment Bank AB, Transaction Support, P.O. Box S16080, SE-103 22 Stockholm, Sweden. Payment for subscribed shares shall be made to SEB Stockholm, Swift address ESSESESS, account number 5221-10 003 63.

Carnegie must receive payment forms or application forms together with payment no later than June 9, 2004.

Payment forms and application forms that are sent by mail must be mailed in ample time before the last subscription date.

Paid and subscribed shares

Subscription through payment is registered by VPC as promptly as possible, which normally means a few business days after payment. Subsequently, the subscriber will receive a securities notice to the effect that the booking of paid and subscribed shares had been made in the subscriber's securities account.

Trading in paid and subscribed shares on Stockholmsbörsen can take place as soon as a confirmation from VPC as stated above has been received. After the new share issue has been registered at the Swedish Patent and Registration Office (PRV), the paid and subscribed shares will, without notification from VPC, be changed to ordinary shares. Such registration is expected to be effected at the beginning of July, 2004.

Subscription without preferential right

Shares that have been subscribed for without preferential right shall be allotted by the Board of Directors in its own discretion within the limits set by the highest amount of the new share issue following the last day of the subscription period, whereby priority shall be given primarily to subscribers who have exercised subscription rights to subscribe for shares, and, secondly, to parties that have guaranteed the rights issue. Such subscription should be made on a special subscription form, which can be obtained from Carnegie, phone number +46 8 588 694 81, and be paid in cash within three banking days from the day when the allotment decision of the Board of Directors has been sent to the subscriber. Shareholders whose shares shall be registered in the name of a bank or other nominee, shall subscribe without preferential right and pay in accordance with instructions from such bank or other nominee. The Board of Directors has the right to extend the time for payment.

Shareholders who are not allowed to participate in the rights issue

Due to restrictions stipulated in the securities laws of, Australia, Canada, Great Britain, Japan, the Netherlands and France, no subscription rights will be offered to shareholders with registered addresses in any of these countries, with the exception of parties that have guaranteed the rights issue. Framfab has commissioned Carnegie to handle the sale of such subscription rights as would otherwise be provided to shareholders in such countries and to forward sales proceeds relating to such subscription rights, after deduction of sales costs, to the concerned shareholders.

Stock Exchange Listing

Framfab will apply for listing of the new shares on the O-list of Stockholmsbörsen. The shares are expected to be listed at the beginning of July, 2004.

Right to dividends

The new shares in Framfab entitle the holder to dividends, if any, with effect from the 2004 financial year. Since its inception Framfab has not paid dividends. It is the Board of Directors' opinion that no dividend will be proposed for the next coming years.

Tax considerations in Sweden:

The following summary of certain tax issues that may arise as a result of holding Framfab shares, interim shares and subscription rights or the offer to subscribe for such shares is based on current Swedish tax legislation and is intended only as general information for shareholders and holders of interim shares and subscription rights, who are resident or domiciled in Sweden for tax purposes, if not otherwise stated. The presentation does not deal comprehensively with all tax consequences that may occur in this context. Neither does it cover the specific rules on so-called qualified shares in closely held companies or cases where shares are held by a partnership or are held as current assets in a business operation. Special tax consequences that are not described below may also apply for certain categories of taxpayers, including investment companies, mutual funds and persons who are not resident or domiciled in Sweden. Each shareholder is recommended to consult a tax advisor for information with respect to the special tax consequences that may arise as a result of holding shares, interim shares and subscription rights in Framfab or the participation in the new issue of shares in Framfab, including the applicability and effect of foreign income tax rules, provisions contained in double taxation treaties and other rules, which may be applicable.

Disposal of shares received

Individuals

Individuals and estates of deceased Swedish individuals, who sell their shares in Framfab, are subject to capital gains tax. The current tax rate is 30 per cent of the gain. The capital gain or loss is calculated to equal the difference between the sales proceeds after deduction for sales expenses and the shares' acquisition cost for tax purposes. The acquisition cost is determined according to the so-called average method. This means that the costs for acquiring all shares of the same type and class are added together and determined collectively, with respect to changes to the holding. Interim shares are not considered to be shares of the same type and class as existing shares until the new issue has been registered. Alternatively, the so-called "standard rule" (according to which the acquisition cost is equal to 20 per cent of the net sales price) may be applied on the disposal of listed shares, such as shares in Framfab. The exchange of interim shares to ordinary shares does not trigger any tax consequences.

Capital losses on listed shares are fully deductible against capital gains on shares during the same fiscal year. The loss may also be offset against capital gains on other listed securities that are taxed in the same manner as shares, except for shares in mutual funds containing only Swedish receivables (so-called Swedish interest funds). 70 per cent of a loss in excess of the above-mentioned gains is deductible from any other income from capital. If a deficit arises in the income from capital category, a reduction of the tax on income from employment and from business, as well as the tax on real estate, is allowed. The tax reduction allowed amounts to 30 per cent of any deficit not exceeding SEK 100,000 and 21 per cent of any deficit in excess of SEK 100,000. Deficits may not be carried forward to a later fiscal year.

Legal entities

Limited liability companies and other legal entities, except for estates of deceased Swedish individuals, are taxed on all income as income from business activities at a flat rate of 28 per cent. Regarding the calculation of the acquisition cost, see heading "Individuals" above. A capital loss on shares incurred by a corporate shareholder, may be offset only against capital gains on shares or other securities that are taxed in the same manner as shares. Such capital losses may, under certain circumstances, also be deductible against capital gains on shares and other securities that are taxed in the same manner as shares within the same group of companies, provided the requirements for group contributions are met. Capital losses on shares or other such securities, which have not been deducted from capital gains within a certain year, may be carried forward and be offset against similar capital gains in future years without any limitation in time.

For limited liability companies and economic associations, capital gains on shares that are held for business purposes are tax-exempt and capital losses on such shares are non-deductible. Unlisted shares are always considered held for business purposes. Listed shares are considered to be held for business purposes provided that the holding represents at least 10 per cent of the voting rights or if the shares are held for business reasons. Furthermore, capital gains on listed shares are only tax-exempt if they are held not less than one year from the day they became held for business purposes. Consequently, capital losses on listed shares of the same type and class have been acquired at different dates, shares acquired later are considered to have been sold prior to shares that were acquired earlier (last in first out). When applying the so-called average method, shares that have been held for one year and participations that have not, are not considered to be of the same type and class.

Utilisation of subscription rights received

Shareholders of Framfab are not liable to tax when they exercise the subscription rights. The issue price represents the acquisition cost for the shares. When shares are sold, the shareholder's acquisition cost for all shares of the same type and class will be added together and calculated in accordance with the average method. If the subscription rights have been paid for, the payment made is added to the acquisition cost for the shares.

Sale of subscription rights received

The subscription rights will be listed. Shareholders who do not wish to utilise their right to participate in the new shares issue may sell their subscription rights. Such a sale of subscription rights trigger capital gains tax. Each subscription right in this instance is judged to have been acquired at no cost. The standard rule may not be used in this case. The entire sale price (less costs) is subject to tax. The acquisition cost of the original share is not affected.

For individuals capital losses on shares and other listed securities that are taxed in the same manner as shares except for shares of Swedish interest funds may be fully offset against a capital gain on listed subscription rights. Other capital losses are deductible to 70 per cent. For legal entities, capital losses on shares and other securities that are taxed in the same manner as shares as well as other capital losses are fully deductible against capital gains on subscription rights. See also heading "Disposal of shares received, Legal entities" above.

Furthermore, special rules on the disposal of subscription rights apply to limited liability companies and economic associations. If a holder of subscription rights at the same time hold shares in the company to which the rights are attributable, and the acquisition derives from shares that are considered held for business purposes (for definition of shares held for business purposes, see heading "Disposal of shares received, Legal entities" above), capital gains on the subscription rights are tax exempt and capital losses are not deductible. A capital gain on listed subscription rights is tax exempt if the subscription rights or the underlying shares have been held for at least one year.

Treatment of purchased subscription rights

If subscription rights are purchased on the market, or acquired in a similar manner, the acquisition cost is considered equal to the purchase price. The average method shall be used. The standard rule can be used on sales of listed subscription rights. For the right to set off capital losses against capital gains on listed subscription rights, see heading "Sale of subscription rights received" above. For individuals a capital loss on listed subscription rights may be offset against capital gains on shares and other securities that are taxed in the same manner as shares, except for shares in Swedish interest funds. 70 per cent of a loss in excess of the above-mentioned gains is deductible from any other income from capital. For legal entities a capital loss on subscription rights may be offset against capital gains on shares or other securities that are taxed in the same manner as shares. Such capital losses may, under certain circumstances, also be deductible against capital gains on shares and other securities that are taxed in the same manner as shares within the same group of companies, provided the requirements for group contributions are met.

The special rules on disposal of subscription rights for limited liability companies and economic associations are only applicable if the acquisition of the subscription rights is based on a holding of shares held for business purposes in the company to which the subscription rights are attributable. Subscription rights acquired in another manner, for example by a purchase of subscription rights, should not fall within the scope of these rules.

Cash dividends

Dividends on shares are taxed at a rate of 30 per cent for individuals and at a rate of 28 per cent for limited liability companies as ordinary income from business activities. Special rules apply to certain corporate entities. Limited liability companies and economic associations, except for investment companies, may receive dividend free of tax from shares held for business purposes (for definition of shares held for business purposes, see heading "Disposal of shares received, Legal entities" above). Furthermore, dividends on listed shares held for business purposes are only tax exempt if the shares are not disposed of within one year from the day they were deemed to be held for business purposes. The shares must, however, not have been held continuously for one year at the date of distribution. If the holding period requirement is not fulfilled later on the dividend will, however, be subject to tax in a different fiscal year than the dividend was received (a so-called claw-back provision).

Net wealth taxation on shares

Shares in a Swedish company traded on the O-list of Stockholmsbörsen, such as the Framfab shares, are currently exempt from Swedish wealth tax.

Inheritance and gift tax on shares

For inheritance and gift tax purposes shares traded on the O-list of Stockholmsbörsen are valued at 30 per cent of their listed value.

Tax considerations for shareholders residing outside of Sweden

Generally, shareholders who are not resident or domiciled in Sweden for tax purposes will not be liable to Swedish tax on the disposal of Swedish shares or subscription rights. According to a special tax rule, individuals who are fiscally residents outside of Sweden may be liable to Swedish tax on the disposal of Swedish shares if they have been residents of Sweden or permanently lived here during the calendar year of the sale or at any time during the 10 calendar years immediately preceding the year of the sale. The application of this rule is, however, in many cases limited by double taxation treaties between Sweden and other states.

Tax considerations in Sweden:

Foreign legal entities are normally not liable to tax on capital gains on Swedish shares or subscriptions rights, if the gains are not connected to a so called permanent establishment in Sweden. If a permanent establishment exists, the rules concerning tax-exempt dividends and capital gains and non-deductible capital losses are applicable with certain limitations.

For shareholders who are fiscally not domiciled or residing in Sweden and who receive dividends on shares in a Swedish limited liability company, Swedish withholding tax is payable. Dividends from Framfab are subject to Swedish withholding tax at a flat rate of 30 per cent. The tax rate is, however, generally reduced under double tax treaties with other states. In Sweden, VPC, or - for nominee-registered shares - the nominee, normally deduct withholding tax on dividends.

Corporate shareholders fiscally domiciled within the EU are normally not subject to Swedish withholding tax if their holding in the redeeming company represents at least 25 per cent of the share capital.

Moreover, Swedish withholding tax is not payable on a dividend on shares held for business purposes paid to a foreign company, provided that the foreign company is deemed equal to a Swedish company that may receive tax-exempt dividend for tax purposes and the taxation of the foreign company is similar to the taxation that applies to Swedish companies or, alternatively, the foreign company is covered by a tax treaty that Sweden has entered into with the relevant state and the dividend under similar conditions would have been tax exempt for a Swedish company In this context, non-listed shares and listed shares representing at least 10 per cent of the shareholding are deemed to be held for business purposes. Listed shares must have been held continuously for at least one year on the day of the distribution.

Risk factors:

Framfab is exposed to a number of risks and factors that to a varying extent may have an impact on the Company's earnings and financial position. When evaluating the future development of Framfab, it is therefore important to also consider relevant risk factors.

Below follows a description of a number of risk factors without internal ranking, which are considered to have an impact on the future development of Framfab and the value of the Company's share. The enumeration does not claim to be complete but an evaluation must also include other information and a general assessment of external factors.

Market and competition

The market where Framfab operates is exposed to fierce competition. Among the Company's competitors, can be found both companies of in certain cases considerable size, the activity of which fully or partly correspond to that of Framfab, as well as internal departments at Framfab's existing clients or potential customers. In order for Framfab to be successful going forward, the Company must have the ability to respond fast and effectively to changes in customer demand. It cannot be excluded that Framfab's competitors may react faster in this and other respects, or that competitors will be able to invest greater resources than Framfab on inter alia development, sale and marketing of existing and new services and solutions within Framfab's market segment. In case Framfab does not manage to meet the client's demands and the competition in this and other respects it may have a negative impact on the Company's activities, earnings and financial position.

The development within digital media and dependence on qualified employees

The development within the Internet sector is, to a large extent, driven by innovative solutions within design, information architecture and technology on the web and digital media. As a consequence Framfab depends on being on the forefront of development within these areas. As a supplier within the consulting sector Framfab must on the one hand have the ability to drive innovations within the interactive digital solutions, and on the other hand to be perceived as a reliable alliance partner with the qualifications to build profitable strategic co-operations with its clients.

Framfab's activities are furthermore to a large part dependent on know-how and Internet techniques. As a consequence, the Company's future development and profitability to a large extent is dependent on its ability to continuously attract qualified employees and to offer its employees adequate competence development. Although Framfab's goal is to create a working environment where the employees develop and feel engaged, and even if the Company strives to offer competitive conditions and incentives, there is always a risk that people that are of importance to the Company will leave their positions within the Company.

If Framfab cannot keep it position on the front edge of development or cannot attract qualified employees, it might have a negative impact on the Company's revenues and earnings.

Dependence on main clients

Framfab strives at working for large international companies through many projects and with a client relation that last for several years. The Company is of the view that such long term relations decreases the Company's sales costs and at the same time makes it possible to create additional value for the clients. There are no guarantees that the partnership with these or other existing clients will continue unchanged, and the Company's clients can at any time or with short notice decrease the extent of or completely stop ordering services provided by Framfab. Decreases in or a complete break of the relation with the Company's main or other clients may have a negative impact on Framfab's business, earnings and financial position.

Fixed price projects

Presently approximately 65 per cent of Framfab's total revenues derive from projects with fixed prices. In situations where the Company miscalculates the time and resources required to complete such projects, revenues as compared to the number of hours put into projects may be lower than estimated and, as a consequence, losses may arise.

Dependency on suppliers

Framfab bases part of its Internet- and other solutions on different suppliers' products and systems and is sometimes responsible for their implementation. Framfab primarily implements standardised Content Management platforms and works with suppliers such as Interwoven, Microsoft and Tridion. Restrictions on the Company's ability to work together with one or several important suppliers may have a negative impact on the Company's business, earnings or financial position.

Income- and cost structure

The Company's revenues primarily derive from services sold. Revenues primarily depend on the market development, the Company's ability to provide innovative solutions and the price for services provided. The price Framfab may charge its clients is, inter alia, dependent on prevailing competition, the Company's ability to be on the forefront of the evolution of the services and solutions that the Company offers, and the skills of the Company employees. Framfab is a pure consulting Company and a substantial part of the Company's costs are employee related. For the full year 2003 these costs represented about 67 per cent of the Company's total costs. Apart from its own employees Framfab uses subcontractors in projects for parts where the Company for the time being is short of own resources or lacks certain specific competence. Hence, Framfab's cost for subcontractors is to a material extent related to the current sales volume. For the full year 2003, the cost for subcontractors was 4 per cent of the personnel costs. Framfab's result depends on the Company's ability to keep personnel costs at a balanced level with revenues from services sold. If Framfab does not manage to maintain a balanced level of employee costs it can have a negative impact on the Company's earnings and financial position.

Forecast uncertainty

The decision process of Framfab's clients can be long and complex, with uncertainty as to if and when orders will be placed with the Company and when delivery will start. Furthermore, a large part of Framfab's revenues stem from projects that run over only a few weeks and up to a quarter. This taken together makes Framfab's turnover and earnings difficult to forecast. A postponement of projects may have a material impact on the Company's turnover and earnings for a certain period.

Business trends

Framfab's development and financial position is inter alia dependent of general market trends, the marketing conditions for the Company's clients and the existence of new competitive products and services. The clients' Internet related investments aim inter alia at decreasing costs or increasing revenues and are therefore prioritised areas. However, it cannot be excluded that Framfab's clients will reduce their Internet related investments in the future. The main part of Framfab's clients are international companies, with business activities in different sectors. This reduces Framfab's dependency on individual clients, although the Company has a number of clients that are deemed to be of great importance for the Company, and also of the business trend for any single sector or geographic market. Despite this, it cannot be excluded that a weakening economy in general or for any specific sector or individual large customers may have a negative impact on Framfab's business, earnings and financial position.

Regulations, intellectual properties, trademarks etc

Framfab is of the opinion that the Company meet applicable rules and regulations and hold necessary permissions for the Company's business activities. The Internet consultant services and solutions that Framfab provide are protected and regulated mainly through rules on intellectual property rights and Framfab seeks to make sure that the Company does not in its activities infringe third parties' intellectual property rights.

Framfab own a number of trademarks and domain names for the business that are protected by registration. The Company intends to also in the future seek to protect its intellectual property rights.

In client contracts and other types of contracts, Framfab aims at limiting its liability towards clients and others by way of provisions limiting its liability.

However, it cannot be guaranteed that the Company will be able to fully protect its intellectual property rights, that the Company does not infringe third party's intellectual property rights, that the Company can fully protect its trademarks and domain names, or that it is successful in limiting the Company's liability towards clients and others. In case the Company does not succeed in these aspects it may impact the Company's business, earnings and financial position negatively.

Exchange rate fluctuations

In case the foreign currencies that are of importance to Framfab would change in an unfavourable way it may impact the Company's earnings and financial position in a negative way. (See also section Sensitivity analysis on page 28.)

Acquisitions and disposals

Framfab has in recent years completed and may also in the future complete acquisitions, disposals and winding up of businesses and companies. Every such transaction involves uncertainty and risks. Before acquisitions due diligence is carried out with the aim to reduce the risks connected with the acquisition. An evaluation before an acquisition is however not always sufficient to secure the success or reduce the risks of the acquisition. In connection with a disposal, Framfab may provide guarantees in its capacity as seller. Such guarantees may differ as to the financial and time scope. A fulfilment of such guarantees from Framfab's side may have a negative impact on the Company's earnings and financial position.

Liquidity and capital requirements

During the last four years Framfab has shown considerable losses, which have had strong negative effects on the Company's liquidity and financial position. Framfab has financed its business with equity and has issued new shares, the last time in 2001 and 2003. (See also section Financing on page 29.)

It cannot be guaranteed that there will not in the future arise changes in the Company's business or the surrounding world that result in the Company needing additional external funding. Neither is there any guarantee that the Company in a situation where there is a need for additional funds can get such funds, and on reasonable conditions, or even that such additional funds will be sufficient to finance the business according to plan.

The Company's share price

A potential investor in Framfab should note that Framfab's share price has and also in the future may fluctuate inter alia depending on the Company's earnings, market fluctuations, as well as the capital market interest for shares and companies in the internet consulting business.

History:

Framfab, or Framtidsfabriken, which was the Company's former name, was founded in 1995 in Lund by Jonas Birgersson, who had been appointed to develop parts of Telia's passagen.se portal.

1995-1997

Framfab becomes the main supplier of Internet-related consulting services to Bilia and Volvo. Other clients include Vattenfall, Volvo Trucks and the SAAB group.

In 1997, the Company establishes operations in Stockholm. In December the same year, Framfab, Coin and Computence decide to merge and one of the strongest Internet companies in the Nordic region is created.

1998-2000

The Company now initiates a strong expansion. In 1998, Framfab acquires Tribal Media and thereby establishes itself in Göteborg. Other acquisitions in the Swedish market at this point in time include interactive publicity company M.O.R. in Malmö (1999), Production Medialab in Göteborg (1999), Hypernode in Västerås, and Springway (1999), located in Malmö.

In 1999, Framfab and Netsolutions merge and thus become one of Europe's largest Internet consulting companies. In the same year, Networkers, Denmark's leading Internet consulting company, is acquired. Framtidsfabriken starts to use the Framfab name, inter alia, to facilitate international operations. In addition, as part of its international expansion, Framfab acquires London-based Internet consulting company Vivid Edge and French Wcube.

In June 1999, the Company's shares are listed on the O-list of Stockholmsbörsen. Framfab was profitable for the 1999 fiscal year, like in 1998.

In early 2000 Framfab carries out a rights issue bringing in SEK 1.1 billion after transaction costs. International expansion continues. In 2000, acquisitions are made in Bulgaria, Germany, the Netherlands, Norway, Sweden and the USA, and Framfab is established in Italy, Switzerland and Austria. Through its acquisition of Guide, Sweden, Framfab becomes the leading Internet consulting company of Europe.

During this period, the Company wins a number of important assignments, inter alia, one as main international supplier to IKEA, and for SJ Cargo Group. Furthermore a strategic cooperation with Ericsson is initiated. Other new clients include Kellogg's and Hydro Texaco.

With the nikefootball.com website, Framfab wins the prestigious Cyber Lion Grand Prix Award at the international advertising festival in Cannes.

Operations now focus on services within five industry segments; TMT (telecom, media and technology), finance & insurance, manufacturing, consumer goods and health & medicine.

Johan Wall is appointed CEO in November 2000 and succeeds Jonas Birgersson.

2001-2003

At the end of 2000, the market situation undergoes a substantial deterioration, and the demand decreases considerably which has great impact on the Company's financial position. The former Board of Directors resigns during spring 2001, and a new board is appointed and elects Sven Skarendahl to its executive chairman. The new Board of Directors together with management produces an action plan which leads to an extensive restructuring of the Company. Activities outside the Company's core business was divested, and Framfab became a pure Internet Consultancy company, with an emphasis on the development of Internet based solutions aimed at improving customers' interactions with their stakeholders. In order to secure the financial position of the Company, new share issues totalling SEK 325 million were undertaken during the summer 2001. By the end of 2001, the Company conducts business in five countries - Denmark, France, the Netherlands, Sweden and Germany - from in total ten offices, to compare with 13 countries and 60 offices one year earlier. Framfab enters into new co-operations with large international companies such as Coca-Cola and Philippine Airlines.

In April 2002, Anders Ekman becomes CEO, and further action programs focusing on sales, internal business control, administrative processes, and production capacity are carried out. Framfab presents a clearer service offering within four segments: Interactive solutions, Technology and infrastructure, Maintenance and administration, and New technologies. New customer co-operations are initiated with among others Carlsberg Breweries and Radisson SAS. The position as a market leader within creative concept and design is confirmed when the cooperation with Nike is awarded a Grand Prix for the website nikefootball.com and a Gold Lion for Nike Freestyle at the cyber Lions Awards in Cannes. Framfab's French company is granted reconstruction at the end of 2002. Parts of the business activity continues as Wcube under new direction.

In early 2003, a cooperation agreement is entered into with the French Wcube company. Additional cost cutting measures are effected during 2003, having as a result that Framfab during the first quarter of 2004 returns to profitability. In September, Framfab takes over 14 employees and a number of customer relations from Icon Medialab in Denmark. Framfab is re-established in the United Kingdom in November, 2003, through the acquisition of SBI's business in London with 64 employees. In connection with the acquisition, SBI of the US, as the largest shareholder of the Company, takes a seat on the Board of Directors of Framfab. At the same time, a strategic cooperation agreement is entered into between Framfab and SBI. Together with its cooperation partners, Framfab can now offer its customers access to more than 1,300 consultants. During the year co-operations are entered into with more than 60 new customers, including AOL Germany, IKEA Germany, NCC Communication, Swedish Television and WL Gore Associates. For the fourth year in a row, Framfab shows its leading position within digital branding communication, by winning inter alia a Grand Prix at the Cyber Lions Awards in Cannes. Steve Callaghan succeeds Anders Ekman as CEO at the turn of the year.

Framfab's operations:

Mission, goals and strategy

Framfab's mission is to create business value and interactive solutions for its clients by the use of digital media and web technology. The business value is created by adopting a user centered approach, regardless of whether the user is consumer, employee, business partner or other type of stakeholder.

Framfab's objective is to become the leading player on the market for services within digital media and interactive solutions in Europe. To generate long-term profitability, Framfab's objective is to strengthen the Company's existing range of services and market presence through growth, both organic and by acquisition, and thereby achieve additional advantages of scale.

Framfab's strategy is based on four main themes:

1. **Development of key clients.** Framfab is working to expand its international client base. The goal is to work with world-leading companies in multiple projects and with a client relationship extending over many years with the aim of increasing the client's business value and reducing the sales cost per project and client. This strategy gives Framfab a profound understanding of the client companies' objectives with regard to interaction with and interfaces towards suppliers, employees and customers.
2. **Near-shore resourcing.** The objective of focusing more on resource utilisation between Framfab's units is to optimise the Company's efficiency and give Framfab's international clients even better local support. This leads to better earnings and a higher chargeability rate per employee.
3. **Market cooperation.** Market cooperation with international partners is aimed at offering the partners' international customers greater geographic presence, local linguistic expertise, and a wider range of interactive digital media services. Framfab currently cooperates with such international partners as SBI Group Inc., USA; Wcube, France; and Scient Japan. Together, Framfab and its partners can offer clients an organization with over 1,100 consultants.
4. **Selective acquisitions.** Framfab's growth strategy is based on organic growth as well as selective acquisitions. Prospective acquisitions must satisfy a number of criteria. They must be profitable entities with international clients and with a market position and geographic location that harmonize with Framfab's. Acquisition candidates that meet these criteria enjoy good prospects for strengthening Framfab's existing service offering and market presence and for achieving additional advantages of scale.

Operative structure

Framfabs operational structure is country based, whereby the operations in each country are led by a local management that reports directly to the CEO of Framfab. Each country is treated as separate units except for certain legal and financial matters. The parent company, Framfab AB, is a holding entity with tasks including structure, management, financing of Framfab and the requirements related to the listing on Stockholmsbörsen.

Group management consists of Mr. Steve Callaghan, CEO, and Christian Luiga, Executive Vice President and CFO of Framfab AB, see section Board of Directors, Senior Management and Auditors on page 33.

Mr. Jesper Andersen, who has been working in Framfab since 2001, manages the operative entities of Framfab Denmark and Framfab Sweden. Previous experience includes 14 years at Andersen Consulting. Mr. Jesper Andersen has a MBA from Copenhagen Business School.

Mr. Jasjyot Singh, who has been working with SBIFramfab in London (previously Scient) since 2001, manages the operations in SBIFramfab in London. Previous experience includes nine years at Ernst & Young Corporate Strategy in Chicago, USA and Citibank's Cash Management division in India. Mr. Jasjyot Singh has a MBA from Indian Institute of Management, Calcutta, India.

Mr. Phil Freegard, who has been working with SBIFramfab in London (previously Scient) since 2001, manages Framfab Netherlands. Previous experience includes 18 years experience within Information systems including 5 years with the British Army and 11 years with other UK-based consulting organisations. Mr. Phil Freegard has a Master of Business Administration from Warwick University and a Master of Science in the Design of Information Systems from Cranfield University.

Mr. Steve Callaghan, CEO of Framfab, manages operations in Framfab Germany and Framfab Switzerland.

Legal structure

The schematic legal structure of Framfab is shown below.


Framfab AB
556528-6886
100%
99,83%
100%
100%
100%
100%
Framfab A/S
Denmark
21 09 65 71
Framfab Holding
Deutschland Gmbh
HRB 36 778
Framfab
Sverige AB
556296-9468
SBI and Company UK Ltd
(under change of name
to SBI Framfab Ltd)
03435961
Framfab Holding
Nederland NV
34125726
Paregos
Mediadesign AB
556485-4353
90%
10%
100%
Framfab
Deutschland AG
HRB 42707
Framfab
Nederland BV
33279333
100%
Framfab
Schweiz AG
CH-020.3.025.069

In addition Framfab AB owns, directly and indirectly, a number of dormant companies including, Framfab UK Ltd (under change of name to Framfab 2002 Ltd) and Framfab France SA, in liquidation.

Employees

On March 31, 2004, Framfab had 362 employees, of whom 59 per cent worked outside Sweden. On December 31, 2003, the comparable number was 387 employees and 64 per cent respectively and at the end of 2002 it was 452 employees and 51 per cent respectively. Adjusted for cost effectiveness programs, employee turnover was 11 per cent for the full-year 2003.

The Framfab employees are one of the most valuable assets in the Company. This relies on strong, proactive leadership and ongoing skills development, something Framfab strives to maintain by foster a community based culture that creates an environment for continuous learning, both in cooperation with clients and amongst ourselves.

Educational background 2003-12-31


A
B
C
A College degree or higher, 81%
B Post-high school training, 9%
C High school degree, 10%

Distribution by age 2003-12-31


%
50
40
30
20
10
0
5%
23%
41%
19%
6%
6%
<25
25-29
30-34
35-39
40-44
45<
Age

The core expertise of Framfab:

Framfab's **Concept & Design** communication experts - including Art Directors, Copywriters and Creative Directors - possess many years of hands-on experience. They normally come to Framfab from the media and advertising sectors.

Framfab's **Information Architecture & User Research** team consists of colleagues who perform in-depth studies on the human computer interaction in the world of digital communication. Their unwavering goal is to ensure that Framfab's digital solutions are truly usable and adopted.

Systems Development & Technology houses Framfab's IT architects and systems designers, as well as specialists in various types of systems integration, Content Management and programming.

Framfab's **Strategy and Project Management** team is made up of business analysts, management consultants, and technical or commercial project managers responsible for creating business cases, solution specification and delivery.


Concept & Design
Information Architecture & User Research
framfab
Strategy & Project Management
Systems Development & Technology

Services and Business Approach

Framfab creates business value and interactive solutions for its client base by approaching business challenges from a user's perspective: be these customers, management, business partners, or other stakeholder. Framfab uses scalable technology platforms to support these solutions, and proven project management methods to deliver them.

Framfab has extensive experience in creating business solutions utilizing digital media and web technologies. This experience, along with the Company's tried and tested methods, result in solutions with conditions to both address the client's business objectives, and optimises the user's experience.

Framfab continuously strive to develop a set of competencies supporting the Company's market positioning.

These competencies can be categorised into three areas:

- *Interactive solutions* include interactive digital solutions, methods, campaigns and concepts. These assignments are mainly product marketing or corporate awareness driven.
- *Content Management based business solutions* including solutions for e-commerce and portals. Framfab implements most industry standard Content Management platforms and has partnership initiatives with the industry leaders in this space including Interwoven, Microsoft and Tridion.

The above two competencies accounted for about 75 per cent of our revenues in 2003. In addition the Company has one other competency:

- *Maintenance and Support services* based on defined Service Level Agreements (SLAs), where Framfab maintains, manages, supplements and supports in-house and externally developed web applications.

20

Market and position

Defining the market for Framfab's services is fairly complex. Whilst on the one hand Internet consulting is a sub-segment of the IT services sector, it is on the other hand also a sub segment of the 'branding and marketing' sector, where increasingly marketing budgets are allocated to online marketing, branding and advertising projects.

Interactive marketing and Internet consultants like Framfab build online solutions from creative and technology perspectives. Framfab's target customers are both marketing and technology leaders on the Global 1000 International Companies list, with objectives that include:

- Creating integrated marketing campaigns to drive brand awareness and sales.
- Building web applications that service consumers and business customers.
- Enhancing productivity through Internet based solutions for employees, partners, and suppliers.

In 2003, the European IT-consultancy market was estimated to amount to approximately EUR 14 billion (approximately SEK 130 billion) according to Forrester. Forrester estimates the IT-consultancy market to continue to have an annual average growth of approximately five per cent during the next four years. The IT-consultancy market is a sub segment of the total IT-Services market, which besides IT-consultancy services also includes outsourcing services as well as system integration services. Forrester estimates the total IT-services market in Europe to amount to more than EUR 80 billion in 2003.

There are no publicly available figures regarding the share of Internet-related consulting services of these markets, however, Framfab management estimates, based on competitor evaluations and general market knowledge that Internet-related consulting services amounted to less than 10 per cent of the European IT-consultancy market in 2003. Furthermore, management is of the opinion that the prerequisites for growth is substantially better in Framfab's market segment than the expected CAGR of five per cent which is expected for the IT-consultancy market.

Total European advertising and marketing spending in 2003 amounted to approximately EUR 270 billion (approximately SEK 2,500 billion), where digital marketing and on-line advertising represented 14 per cent. Framfab has not been able to find the corresponding data for the European market. Recent analyst reports from Forrester indicate a dramatic increase in the budgets being allocated to on-line channels. According to Forrester, the largest increase in marketing budgets, in the US market, will be towards websites and on-line ads and more than 50 per cent of marketers are expecting to increase its marketing spent in these areas. The same report presents the view that approximately 90 per cent of marketers expect the effectiveness of digital marketing through websites to increase during the next three years. Framfab is of the opinion that these market circumstances are representative also when assessing the European market situation.

The appetite for increasing on-line expenditure is explained by the continuous increase in Internet users, and by the improved efficiency of on-line advertising. The highest increase in marketing effectiveness is expected to stem from digital marketing and websites. Correspondingly the highest increase in expenditure is anticipated to be in both these areas during the next four years. By the end of 2004 the number of European internet users is expected to reach 221 million, up from 144 million users in 2001.

Competition stems from both players in the IT services space as well as the Advertising space. In the IT services space, competition differs depending on the scope of the project. For large international contracts, competition comes from IBM Global Services and Accenture, as well as pure Internet consultancies like Icon Medialab, and SinnerSchrader. In the advertising space competition comes primarily from the larger global advertising agencies such as WPP, Modem Media and Digitas. These players have been actively seeking to position in this market at the convergence of marketing and technology, either through acquisitions or partnerships.

Clients

Framfab has a broad international base of clients and cooperates with clients from many different industries. Framfab's 10 largest clients accounted for 59 per cent, and its 20 largest clients for 69 per cent, of revenue in 2003. Most of the largest clients are those with whom Framfab has a long-standing relationship and carries out several projects for each year. Examples of such clients include Dupont, Nike, Philip Morris International, Sara Lee Douwe Egberts, Volvo Car Corporation and UBS. Framfab began working with more than 60 new clients in 2003, including AOL Germany, IKEA Germany, NCC Communication, Sveriges Television (Swedish Public Television), Vattenfall Europe and WL Gore & Associates.

Framfab's objective is to continue to build long-term relations with leading international companies with the aim to further strengthen its worldwide client base. Continuous projects and long-term relations provide Framfab with the opportunity to gain a thorough understanding of its clients' objectives with regard to interaction and interfaces with their customers, employees and other stakeholders.

A series of international awards in 2003 confirmed once again that Framfab generates significant value for its clients. Framfab won a Grand Prix at the prestigious Cannes Lion Advertising Festival for a soccer website promoting a Netherlands' based Nike event. Framfab has now won Cannes awards for four consecutive years.

Operations

The Group

Framfab AB with nine employees, is the parent company of the Framfab Group. The Company is domiciled in Stockholm. The parent company is a holding company that does not conduct any business operations. Besides the Executive management consisting of Steve Callaghan, President and CEO, and Christian Luiga, Executive Vice President and CFO, the employees hold Framfab Group staff functions within finance, treasury, communication, legal services and IT. The parent company mainly handles matters relating to structure, control and financing of the Group as well as duties associated with being a publicly listed company on Stockholmsbörsen. The division of operations within Framfab is country-based, and the operation in each country is headed by a local management who reports directly to the President of the parent company. The countries are treated as independent entities, with the exception of certain legal and financial matters. The operating earnings 2003 in the parent company totalled SEK -28.8 million.

During the past three years, the market situation in Europe has been weak, which has resulted in postponements of projects and investment decisions on the part of large clients. In areas where the Company has had difficulty achieving profitability, measures have been adopted of both a cost-saving and forward-looking nature. The number of employees has declined from over 600 at the end of 2001 to 387 at the end of 2003. Despite the weak economic situation and the restructuring carried out by the Company, Framfab has retained its position as one of the leading Internet consultancies in Europe. In 2003 and the beginning of 2004, Framfab made three acquisitions, in line with its corporate strategy. The acquisitions involved parts of Icon Medialab in Denmark, American SBI's operation in the UK (SBIFramfab) and Swedish Paregos Mediadesign. These acquisitions have strengthened Framfab's position on each market as well as in Europe as a whole.

The market trend for consulting services is and has been difficult to foresee, but there are indications from clients, the market and the general economy in Europe that warrant cautious optimism for the immediate future. The measures that Framfab implemented at the end of 2003, along with a somewhat more stable market situation, have improved profitability due to a stabilization of revenues and a better balance between costs and revenues. Denmark, Sweden and the UK have reported operating earnings for the past two quarters. In Germany, earnings for the first quarter of 2004 were considerably improved compared with the fourth quarter of 2003. Framfab's primary objective continues to be profitability. The objective in 2004 is continued cooperation with and development of Framfab's strong client base of leading international companies, along with increased integration within the Group and increased resource allocation between the companies' units.

Denmark

Amounts in SEK million	2001	2002	2003	Jan-Mar 2004
External revenue	76.5	61.4	63.9	22.6
Operating earnings before depreciation and amortization	-37.9	4.9	9.0	4.1
No. of employees	101	64	70	70

Framfab Denmark, which is market-leading in Denmark, is headed by Managing Director Jesper Andersen, who is also Managing Director of Framfab Sweden. Like the rest of Europe, the Danish market has been weak during the past three years and sales have declined for all players on the market. Most of Framfab's competitors have reported losses, resulting in extensive restructuring and in some cases putting them out of business. In line with the Group's strategy, Framfab Denmark is striving to develop long-term relationships with major international clients within the company's niche in order to minimize risks and sustain and improve the company's profitability. In relation to the general market trend, Framfab Denmark has been successful in this endeavour and has, after major restructuring during 2001, reported good earnings for both 2002 and 2003. Framfab Denmark has partnerships with such clients as Carlsberg Breweries, Danske Bank, Nike, and Radisson SAS.

In September 2003, the company took over a number of client relationships along with 14 employees from the bankruptcy estate of Icon Medialab Denmark. Framfab Denmark, with 70 employees, is primarily focused on interactive digital solutions within branding, user behaviour and Content Management. Framfab's Denmark's leading position within digital branding was further fortified in 2003 when the company won a Grand Prix at the Cannes Lions Advertising Festival for its Nike project. It was the fourth time in a row that Framfab won an award in Cannes. Framfab Denmark is based in Copenhagen.

Framfab's operations:

The Netherlands

Amounts in SEK million	2001	2002	2003	Jan-Mar 2004
External revenue	57.1	42.5	19.7	3.3
Operating earnings before depreciation and amortization	-16.9	-2.3	-19.2	-2.9
No. of employees	97	63	31	24

Framfab Netherlands is headed by Phil Freegard, formerly Client Partner at SBIFramfab in London. Framfab Netherlands, based in Amsterdam, has undergone great changes during the past two years, reducing the number of employees from 97 persons at the end of 2001 to 24 persons as of 31 March 2004. The restructuring has been costly, at the same time, as revenues have fallen sharply over the past three years, resulting in operating losses. The company has strengthened its range of competence by means of selective recruitments to better meet the demands of clients and improve profitability.

During the latter part of 2003, Framfab Netherlands participated in projects with SBIFramfab in London, including projects for Sara Lee Douwe Egberts. A decision has been made to integrate the Dutch operation with SBIFramfab in London in order to achieve profitability more quickly and raise the level of service to current and future clients in the region. This integration, which includes all functions, was completed in March 2004. Framfab Netherlands has been focused on interactive solutions within Telecom and public administration. Among the clients of Framfab Netherlands can be found inter alia the College of Art in Amsterdam, the EU, the municipality of Rotterdam and Vodafone.

Germany

Amounts in SEK million	2001	2002	2003	Jan-Mar 2004
External revenue	98.1	67.4	55.8	11.5
Operating earnings before depreciation and amortization	-43.8	-8.8	-19.0	-0.2
No. of employees	143	102	82	56

Framfab Germany, active on the German and Swiss markets, has historically been a leader in interactive solutions for clients in the financial sector. The company continues to enjoy a strong position in this segment. The market situation in Germany has been very weak during the past two years, which is clearly noticeable in terms of clients' restrictiveness in ordering major projects. This has had a significant impact on the company's operating earnings, which has been negative for the past three years. In pace with the declining market position the company diversified its client base to other markets, such as Retail and Telecom.

At the end of 2003, measures were adopted which affected employees in all functions with skills that were in low demand. The focus has been on the needs of current and future clients within interactive solutions and user behaviour in digital media, where the company has strong expertise. A total of 26 persons have left the company after the year-end, and the company had 56 employees as of 31 March 2004. The measures have yielded results, and the earnings for the first quarter of 2004 was a considerable improvement: an operating loss of SEK -0.4 million, compared with SEK -4.5 million for the fourth quarter of 2003. Framfab Germany has offices in Hamburg, Cologne, Munich and Zurich. The company's clients include 3M, AXA, BHW, Postbank, Renault Nissan, Sony Germany and UBS. In January 2004, Framfab's CEO, Steve Callaghan, also assumed the post of Managing Director of Framfab Germany and is running the operation along with the regional managers.

Framfab's operations:

Sweden

Amounts in SEK million	2001	2002	2003	Jan-Mar 2004
External revenue	190.4	158.7	100.9	27.3
Operating earnings before depreciation and amortization	-161.6	-12.9	-33.5	3.5
No. of employees	273	213	130	139

The table above relates to remaining entities.

Framfab Sweden is the leader in Internet consulting sector in Sweden under Managing Director Jesper Andersen, who is also Managing Director of Framfab Denmark. The market in Sweden has been weak for the past three years, which has led to lower sales and large restructurings for virtually all players on the market. Like other companies, Framfab Sweden has posted losses. The company has undergone an extensive restructuring over the past three years and as of March 31, 2004 had 139 employees, compared with 650 in the beginning of 2001. Framfab Sweden has posted positive operating earnings for the last two quarters.

Paregos Mediadesign AB, with offices in Stockholm and Skellefteå, was acquired in January 2004. The acquisition of Paregos has strengthened Framfab's market position in Sweden. Paregos, with 20 employees, will continue operating under the name Paregos. Framfab Sweden with Paregos possesses cutting-edge expertise in interactive digital solutions within branding, user behaviour and Content Management. Framfab Sweden's and Parego's clients are found among such companies as Mitsubishi, Nobel Biocare, SEB, SKF, Swedish Match, Telia, Volvo Car Corporation and Volvo Group.

Framfab Sweden has offices in Göteborg, Malmö, Skellefteå and Stockholm.

The UK

Amounts in SEK million	2001	2002	2003	Jan-Mar 2004
External revenue			15.6	22.8
Operating earnings before depreciation and amortization			1.6	2.3
No. of employees			64	64

SBIFramfab is included in the consolidated figures from November 1, 2003.

Framfab's business in the UK, which operates under the name of SBIFramfab, was acquired in November 2003 from US-based SBI Group Inc. In October 2003, SBI Framfab in London was ranked by New Media Age as the top full-service interactive agency in the UK. SBIFramfab, with 64 employees, increased its net revenue during all quarters of 2003, strengthening its market position in the region. SBIFramfab is primarily strong in interactive digital solutions within branding, intranet, and Content Management applications.

SBIFramfab posted an operating margin of 10 per cent for the portion of the fourth quarter during which the company was a part of the Group and reports continued good profitability for the first quarter of 2004. The company continues to enjoy the confidence of its clients, which include Kraft Food International, Philip Morris International, Sara Lee Douwe Egberts, Sanex and UBS. Jasjyot Singh heads SBIFramfab, with office in London.

Five-year summary:

Summary of income statements

Amounts in SEK million	1999	2000	2001	2002	2003
Net revenue	355.0	1,466.9	666.7	342.5	255.9
Operating earnings before depreciation and amortization	60.1	-372.4	-920.6	-58.5	-83.6
Operating earnings	**36.2**	**-2,264.5**	**-2,216.0**	**-69.4**	**-92.9**
Earnings after financial items	39.7	-2,245.7	-2,576.2	-60.1	-119.3
Earnings for the period	**24.3**	**-2,248.7**	**-2,572.9**	**-56.2**	**-119.7**

Summary of balance sheets

Amounts in SEK million	Dec 31 1999	Dec 31 2000	Dec 31 2001	Dec 31 2002	Dec 31 2003
ASSETS					
Intangible fixed assets	301.4	1,370.9	-	-	69.9
Tangible fixed assets	35.3	189.4	21.5	12.6	6.1
Long-term financial assets	39.6	370.2	50.0	60.4	10.2
Total fixed assets	**376.4**	**1,930.5**	**71.5**	**73.0**	**86.2**
Trade accounts receivable	114.4	513.0	122.7	56.2	64.9
Other current assets	80.1	182.5	57.1	30.3	21.6
Liquid funds	213.1	244.0	114.5	49.5	55.0
Total current assets	**407.6**	**939.5**	**294.3**	**136.0**	**141.5**
Total assets	**784.0**	**2,870.0**	**365.8**	**209.0**	**227.7**
THE STOCKHOLDERS' EQUITY AND LIABILITIES					
Stockholders' equity incl. minority interest	673.6	2,362.8	173.1	110.7	83.9
Interest-bearing liabilities	1.8	7.7	3.7	1.5	0.0
Long-term non-interest-bearing liabilities	13.6	42.2	11.0	1.1	2.6
Short-term noon-interest-bearing liabilities	95.0	457.3	178.0	95.7	141.2
Total liabilities	**110.4**	**507.2**	**192.7**	**98.3**	**143.8**
Total stockholders' equity and liabilities	**784.0**	**2,870.0**	**365.8**	**209.0**	**227.7**

Summary of cash flow statements

Amounts in SEK million	1999	2000	2001	2002	2003
Cash flow from operations	56.7	-378.1	-535.8	-55.9	-80.8
Changes in working capital	-74.2	-139.9	-62.8	-5.5	25.1
Cash flow from operating activities	**-17.5**	**-518.0**	**-473.0**	**-61.4**	**-55.7**
Cash flow from investing activities	-93.9	-578.8	59.5	-0.7	8.9
Cash flow before financing	**-111.4**	**-1,096.8**	**-413.5**	**-62.1**	**-46.8**
Cash flow from financing activities	297.1	1,116.3	282.2	-2.1	53.1
Cash flow for the period	**185.7**	**19.5**	**-131.3**	**-64.2**	**6.3**
Liquid funds at beginning of the period	38.0	223.7	244.0	114.5	49.5
Translation differences in liquid funds	-	0.8	1.8	-0.8	-0.8
Liquid funds at end of the period	**223.7**	**244.0**	**114.5**	**49.5**	**55.0**

Five-year summary:

Key ratios

	1999	2000	2001	2002	2003
Growth in net revenue, %	240.2	313.2	-54.6	-48.6	-25.3
Gross margin, EBITDA, %	10.2	-154.4	-332.4	-20.3	-36.3
Profit margin, EBT, %	11.2	-153.1	-386.4	-17.6	-46.6
Equity/assets ratio, %	85.9	82.9	47.3	53.0	36.9
Return on capital employed, %	10.6	-68.8	-257.2	-41.5	-95.8
Return on shareholders' equity, %	6.5	-70.4	-310.3	-40.3	-143.6
Average no. of employees	367	1,965	1,505	562	395
No. of employees at the end of the period	727	2,666	692	452	387
Revenue per employee, SEK thousands	968	747	443	609	648
Shareholders' equity per share, SEK	6.41[1)]	16.66	0.36	0.23	0.12
Earnings per share, SEK	0.29[1)]	-17.02	-7.97	-0.12	-0.22
Earnings per share after dilution, SEK	0.28[1)]	-17.02	-7.94	-0.12	-0.22

1) Taken into account the 8:1 split in March, 2000

Definitions

Operating margin
Operating earnings expressed as a percentage of net revenue.

Profit margin
Profit/loss for the period expressed as a percentage of net revenue.

Equity/assets ratio
Stockholders' equity plus minority interest, as a percentage of total assets.

Capital employed
Total assets less current non-interest-bearing operating liabilities including deferred tax liability

Profit/loss per employee
EBITA divided by the average number of employees for the period.

Return on capital employed
Operating earnings plus financial income, as a percentage of average capital employed, calculated using quarterly figures.

Return on equity
Profit/loss for the period as a percentage of average stockholders' equity, calculated using quarterly figures.

Net revenue per employee
Net revenue divided by the average number of employees for the period.

Value added per employee
Operating earnings before depreciation plus personnel expenses divided by the average number of employees for the period.

Earnings per share
Profit/loss divided by the average number of shares during the year, calculated in accordance with the Swedish Financial Accounting Standards Council's recommendation, RR18.

Working capital
Current assets including liquid funds less short-term liabilities.

Earnings per share after dilution
Profit/loss divided by the average number of shares and options during the year, calculated in accordance with the Swedish Financial Accounting Standards Council's recommendation, RR18.

Stockholders' equity per share
Stockholders' equity as of the closing date divided by the number of shares outstanding.

Cash flow per share
Cash flow before financing divided by the average number of shares during the year, calculated in accordance with the Swedish Financial Accounting Standards Council's recommendation, RR18.

Comments on Framfab's financial performance:

Framfab was founded in 1995, and as the Internet spread and grew it became one of the leading Internet consultancies in Europe.

During the period 1998-2000, Framfab's net revenue increased sharply, reaching a peak of SEK 1,466.9 million in 2000. During the same period the Company expanded from only being active in Sweden to having approximately 60 offices in 13 countries in Europe and North America. Meanwhile, the number of employees increased from 145 at the end of 1998 to 2,666 at the end of 2000. Framfab's growth took place both organically and through acquisitions of Internet consulting firms on new geographic markets. In addition, Framfab started a number of new companies outside its core business of Internet consulting, but within Internet-related services. The Company was profitable during the period 1996-1999, but the rapid pace of expansion was costly, and in 2000 the Company reported a loss of SEK -415.0 million before amortization and write-down of goodwill.

During the fourth quarter of 2000 it became obvious that the market for Internet-related services weakened considerably in Europe. The severe downturn led to a considerable need for adjustment and reorganization for all players in the industry, including Framfab. As a consequence of the collapse of the market for Internet consultants and the resulting absence of client growth, Framfab was forced to undertake an extensive action program during 2001 and 2002. As a result, large portions of its operations were discontinued or divested. In addition, all operations outside the core business were divested. Revenue fell to SEK 666.7 million in 2001 and to SEK 342.5 million in 2002, while the number of employees declined to 692 at the end of 2001 and 452 as of the last of December 2002.

Today Framfab is a leading European specialist within the area of communication in digital media and interactive solutions based on Internet technology with operations in Denmark, Germany, the Netherlands, Switzerland, Sweden and the UK. The market situation continued to be weak during 2003, resulting in postponements of projects and investment decisions on the part of major customers. In areas where the Company has had difficulty achieving profitability, measures have been adopted of both a cost-saving and forward-looking nature. These include sales promotion, training, a greater focus on key clients, and savings in personnel and administration. At the same time, the Company has hired experienced creatives and consultants with solid experience of the industry in areas where the Group has lacked the requisite expertise. Framfab also strengthened its position by taking over parts of Icon MediaLab in Denmark in September 2003 and by acquiring SBI's operation in London (SBIFramfab) with 64 employees in November 2003 and Paregos Mediadesign AB with 20 employees in Stockholm and Skellefteå in January 2004.

Earnings in 2003 were negatively affected by lower revenue and high restructuring charges. However, a stabilization of revenue and a better balance between costs and revenue enhanced underlying profitability during the year, which was reflected in an operating earnings before restructuring costs in Denmark, Sweden and the UK in the last quarter of the year. This positive trend has continued, and the measures implemented in Sweden and Germany during the fourth quarter of 2003 have yielded results, leading to substantial improvements in operating earnings for these companies.

The financial trend during the past three years is commented on in greater detail on the following pages. The comments apply to the period 2001-2003. The accounts for the period prior to 2001 are summarized in the five-year overview on page 20. For a description of events during the most recent accounting period, see the interim report for the first quarter of 2004, which is reproduced in its entirety on page 38.

Income statements

SEK million	2001	2002	2003
Net revenue	666.7	342.5	255.9
Personnel costs	-871.8	-303.1	-226.1
Other costs	-460.0	-97.9	-113.4
Earnings before depreciation and amortization	**-920.6**	**-58.5**	**-83.6**
Depreciation tangible fixed assets	-86.7	-10.9	-8.1
Amortization and write-down of intangible fixed assets	-1,208.7	-	-1.2
Operating earnings	**-2,216.0**	**-69.4**	**-92.9**
Net financial items	-360.2	9.3	-26.4
Earnings after financial items	**-2,576.2**	**-60.1**	**-119.3**
Earnings for the period	**-2,572.9**	**-56.2**	**-119.7**
Average number of employees	1,505	562	395
Employees at end of period	692	452	387

Comments on Framfab's financial performance:

Group revenues

Framfab's revenues during 2003 stemmed mainly from consulting services on Internet-related projects. Other revenues, which only represent a marginal share of total revenue, consist mainly of sales of hardware and tangible fixed assets.

Client projects are carried out both at a fixed price and on current account basis. Approximately 65 per cent of the Group's total revenues are attributable to fixed-price projects and the remaining 35 per cent to current account projects. The trend in the proportions between fixed-price and current account projects is towards an increasing proportion of fixed price projects.

In the past three years, net revenue has decreased from SEK 666.7 million in 2001 to SEK 255.9 million in 2003, a decline of 62 per cent. The decline in net revenue is attributable to cutbacks and other restructuring measures carried out as a consequence of the worsened market situation.

Of the SEK 255.9 million in net revenue for the full year 2003, SEK 15.6 million was attributable to the acquisition of SBIFramfab in London in 2003. The foreign subsidiaries' share of total revenues during 2003 amounted to 61 per cent, to which Framfab Denmark made the largest single contribution.

Sales outside Sweden increased from 52 per cent in 2001 to 65 per cent in 2003. These revenues were distributed by geographic market as follows in 2003:


A
B
C
D
E

A Sweden, 35%
B The Netherlands, 20%
C Germany, 19%
D Denmark, 14%
E Other markets, 12%

Net revenue per employee, excluding dismissed personnel, increased during 2003 to SEK 706 thousand, compared with SEK 650 thousand for 2002 and SEK 538 thousand for 2001, despite a poorer market situation and thereby lower total net revenue. Net revenue per employee differs between the different countries, being highest in Denmark and the UK and lowest in the Netherlands and Germany. Framfab has made efforts during the year to increase revenue per employee, and the action programs carried out during the year aimed at increasing cross-boundary resource utilization and reducing the number of non-billable staff have yielded results.

Costs

The biggest cost item for a consulting firm is personnel-related costs. Framfab uses sub-consultants in projects where the Company has a temporary shortage of in-house personnel or lacks a certain specific competence. The costs of sub-consultants are thus directly related to the prevailing sales volume. For the full year 2003, personnel costs represented 67 per cent of the operating costs and costs for sub consultants 4 per cent of personnel costs. The same percentages for 2002 were 76 per cent and 3 per cent, respectively, while personnel costs were 65 percent and sub consultant costs 3 per cent of personnel costs in 2001. Costs for sub-consultants can generally be changed more rapidly than costs for in-house personnel. Framfab therefore strives to have a certain share of sub-consultants for its production of services, since this reduces the short-term risk of lower profitability due to a quick dip in demand.

Other costs, which decreased between 2001 and 2003 from SEK 460 million to SEK 113 million, are primarily attributable to office premises, marketing, IT, travel, and legal and auditing services. Costs for the Group management, the Board of Directors, Group-wide financial and legal control, and stock exchange-related costs are accounted for in the parent company. The parent company has a structure today based on the requirements in the Company's agreement with Stockholmsbörsen and on the Group's geographic breadth. Even if the Group were to grow considerably, it is judged that the parent company's costs can be maintained at today's level. During 2003 the parent company was charged with high costs for management changes, structural changes and development of the Group's internal systems and image on the web. The costs in the parent company for the full year 2004 are expected to be lower than during 2003.

During the past few years, Framfab's earnings have been charged with high costs for cost-cutting measures, the greatest share of which has been attributable to personnel cutbacks. A total of SEK -36.5 million in restructuring costs were charged to earnings for the full year 2003, compared with SEK -17.4 million for 2002 and SEK -496.3 million for 2001.

SEK million	2001	2002	2003
Net revenue	666.7	342.5	255.9
Costs, excl. restructuring and depreciation	-1,091.0	-383.6	-289.0
Change		-65%	-25%
Restructuring costs	-496.3	-17.4	-36.5
Costs in acquired company	0.0	0.0	-14.0
Depreciation of tangible fixed assets	-86.7	-10.9	-8.1
Amortization and write-down of intangible assets	-1,208.7	0.0	-1.2
Operating earnings	-2,216.0	-69.4	-92.9

With regard to the measures implemented during 2003, special attention was paid to the prospects for intra-Group integration. These measures primarily concerned the operations in Germany, the Netherlands and Sweden. The measures implemented during 2003 are expected to generate an annual saving of SEK 70 million and will have full impact starting in the second quarter of 2004.

The measures that have been implemented during 2002 and 2003 to adjust for lower demand on the market have yielded intended results, and adjusted for acquisitions, costs for the full year 2003 declined by SEK 75.5 million compared with the year before.

Depreciation and amortization

Depreciation and amortization of fixed assets takes place over the useful life of the assets, which consist of tangible fixed assets, such as equipment and computers, and intangible fixed assets in the form of goodwill. Tangible fixed assets are depreciated over a period of between three and five years. Goodwill arising on the acquisition of SBIFramfab and Paregos Mediadesign AB is being amortized over a period of 10 years. Swedish regulation and principles for amortization of goodwill will be changed from 2005.

Depreciation and write-downs of tangible fixed assets amounted to SEK 8.2 million for the full year 2003, SEK 10.9 million for the full year 2002 and SEK 86.7 million for the full year 2001. Amortization of goodwill amounted to SEK 1.2 million for the full year 2003 and SEK 2.0 million for the first quarter of 2004. The increase during the current year is an effect of the recent acquisitions. During the past two-year period the Company has had a restrictive investment policy, and as the Company grows organically there will be a growing need for an increased pace of investment in above all computers during the next few years. Earnings will most likely be charged with increasing amortization of goodwill as further acquisitions are made.

Earnings

Earnings were negatively affected in 2003 by lower revenues and high restructuring costs. However, a stabilization of revenues and a better balance between costs and revenues enhanced underlying profitability during the year. This was reflected in an operating profit before restructuring costs in Denmark, Sweden and the UK during the last quarter of the year. This positive trend has continued during the first part of 2004. The measures that were implemented in Sweden and Germany during the fourth quarter of 2003 and the diminished cost structure in the Netherlands, as well as the acquisitions of SBIFramfab and Paregos Mediadesign, have together contributed positively to operating earnings during the first quarter of 2004.

Operating earnings before restructuring costs for the last three years have been: SEK -56.4 million for 2003, SEK -52.0 million for 2002 and SEK -1,719.7 million for 2001. During these years, earnings were charged with restructuring costs of SEK -36.5 million, SEK -17.4 million and SEK -496.3 million, respectively. The operating loss for the full year 2003 amounted to SEK -92.9 million, of which SEK -1.2 million relates to amortization of goodwill.

Operating activities in summary, excluding parent company and Group adjustments:

Full year 2003

SEK million	Denmark	Netherlands	Germany	Sweden	UK[2]	Total
External revenue	63.9	19.7	55.8	100.9	15.6	255.9
Operating profit/loss before restructuring	8.2	-17.6	-9.0	-20.1	1.6	-36.9
Restructuring costs	0.0	-3.0	-11.8	-16.8	0.0	-31.6
Operating profit/loss	8.2	-20.6	-20.8	-36.9	1.6	-68.5
Investments	0.2	0.2	0.3	-1.0	0.0	-0.3
No. of employees[1]	70	31	82	130	64	377

1) No. of employees at end of period, not including Group staff of ten people.
2) SBIFramfab is included in the consolidated figures from November 1, 2003.

The operating loss for the parent company and Group adjustments amounted to SEK -24.4 million during 2003.

Financial income and expense

Framfab has financed virtually all its operations with equity and has therefore had limited costs for borrowing.

Framfab is an international Group and is therefore affected by fluctuations in exchange rates. Realized exchange rate differences of SEK 8.9 million related to the divestment of subsidiaries are included in net financial items for 2003. Capital gains and write-downs of long-term financial assets were charged to financial items in 2001 and 2003. At year-end 2003, Framfab still had part-ownership in a few small companies, but had no financial commitments in these companies. These holdings have been assigned a value of SEK 0.0 million in the accounts.

SEK million	2001	2002	2003
Interest income	5.7	3.4	0.9
Interest expenses	-0.6	-1.2	-1.0
Net interest income/expenses	**5.1**	**2.2**	**-0.1**
Exchange gains/losses	31.3	5.1	8.5
Capital gain/loss and write-downs of long-term financial assets	-396.6	-	-37.2
Other financial income	-	-	2.4
Net financial items	**-360.3**	**9.3**	**-26.4**

Net financial items for the full year 2003 was SEK -26.4 million, of which SEK -37.8 million stemmed from the sale of the shares in B2 Bredband AB. Excluding the sale of the shares in B2 Bredband AB, net financial income was SEK 11.4 million, of which SEK 2.4 million represents a gain from sale of current financial assets, SEK 8.9 million represents realized exchange rate differences on the divestment of subsidiaries, and SEK 0.9 million represents interest income on liquid funds. Interest expense amounted to SEK -1.0 million for the full year 2003.

Tax

Total tax consists of current tax and deferred tax. During 2003, deferred tax attributable to the Danish operation declined by SEK -1.0 million, of which SEK 2.0 million related to tax loss carry forwards and SEK -3.0 million related to temporary differences.

Only loss carry-forwards that have been judged possible to utilize within a period of three years of the closing date have been taken into account in the valuation of deferred tax assets. Framfab reported heavy losses for the years 2001-2003, and tax-deductible deficits have arisen in all of the Company's units. At year-end 2003, the total value of tax loss carry-forwards in the Group amounted to SEK 2.1 billion, of which SEK 1.3 billion in the parent company. Deferred tax is activated only related to Framfab Denmark with SEK 6.6 million.

Framfab AB was subjected to tax audits for 1999, 2000 and 2001, and Framfab Sverige AB was subjected to a tax audit for 1999. As a result, SEK 0.9 million was expensed and posted to earnings for 2003, while SEK 6.6 million has been reserved in previous years.

Seasonal variations

The ability to generate revenue during a period is dependent on such factors as the number of available days, the utilization rate and the number of employees. The number of public holidays and vacation days has an impact on the number of available days. A quarter with fewer available days thus means a lower potential for generating revenue compared with a quarter with more available days.

Revenues and earnings have been seasonally dependent in previous years such that the third quarter has been the weakest quarter of the year due to breaks in the projects during the vacation periods in July and August, and then mainly in Sweden. As the proportion of revenue earned from outside Sweden has increased, seasonal dependence has decreased. The proportion of net revenue earned outside Sweden was approximately 70 per cent during the first quarter of 2004. It is increasingly rare for Framfab's clients, who operate on an international basis, to purchase projects based on the client's own available time or vacation periods, but rather as a result of the client's marketing and launch plans for their products, campaigns, brands and projects. This has made Framfab less dependent on the number of available days during a given period, but place increasing demands on Framfab's resource planning.

Comments on Framfab's financial performance:

Balance sheets

SEK million	Dec 31 2001	Dec 31 2002	Dec 31 2003
ASSETS			
Intangible fixed assets	-	-	69,9
Tangible fixed assets	21.5	12.6	6.1
Long-term financial assets	50.0	60.4	10.2
Total fixed assets	**71.5**	**73.0**	**86.2**
Trade accounts receivable	122.7	56.2	64.9
Other current assets	57.1	30.3	21.6
Liquid funds	114.5	49.5	55.0
Total current assets	**294.3**	**136.0**	**141.5**
Total assets	**365.8**	**209.0**	**227.7**
STOCKHOLDERS EQUITY AND LIABILITIES			
Equity	173.1	110.7	83.9
Interest-bearing liabilities	3.7	1.5	0.0
Long-term non-interest-bearing liabilities	11.0	1.1	2.6
Short-term non-interest-bearing liabilities	178.0	95.7	141.2
Total liabilities	**192.7**	**98.3**	**143.8**
Total stockholders' equity and liabilities	**365.8**	**209.0**	**227.7**

A historic description of Framfab's consolidated balance sheet is largely irrelevant in view of the big changes that have taken place in the Group's structure between 1998 and 2002. The vigorous expansion that took place during 1998-2000 contributed to large goodwill items. All goodwill that is attributable to acquisitions prior to 2003 was written off in its entirety or divested or disposed of during 2000 and 2001. The vigorous expansion in previous years also resulted in large investments in tangible fixed assets such as equipment and computers. Workstations in the form of PCs were expensed directly and therefore not capitalized in the balance sheet. In connection with the action programs carried out during 2001 and 2002, most of the equipment was sold, disposed of or written down in value.

As a result of the action programs and the restructuring of the Group, total assets have declined from SEK 365 million at the end of 2001 to SEK 227 million at the end of 2003. At year-end 2003, trade accounts receivable amounted to SEK 64.9 million, an increase of SEK 8.7 million since the end of 2002. Trade accounts receivable as a percentage of revenue in the last quarter was 93 per cent compared with 72 per cent at the end of last year. The proportional increase in trade accounts receivable stems primarily from big projects with longer payment periods in Denmark and Sweden. Including work in progress and net advance payments from clients, the corresponding figure was 91 per cent at the end of 2003 and 76 per cent at the end of 2002.

SEK million	Dec 31 2001	Dec 31 2002	Dec 31 2003
Working capital	116	39	19[1]
Percentage of last quarter's net revenue	87%	49%	28%
Capital employed	188	111	84
Equity/assets ratio	37%	53%	37%
Liquid funds	115	50	55

1) Adjusted for the outstanding additional purchase sum for SBIFramfab of SEK 19 million.

Comments on Framfab's financial performance:

The change in working capital is highly dependent on the change in trade accounts receivable and accrued revenues for work completed but not invoiced. Working capital declined during 2003, both in absolute terms and as a percentage of net revenue. Working capital was SEK 0 million at the end of 2003 and SEK 39 million on 31 December 2002. Adjusted for the outstanding additional purchase sum for the acquisition of SBIFramfab in London, working capital was SEK 19 million at the end of 2003. Liquid funds amounted to SEK 55.0 million at the end of 2003.

Restructuring costs of SEK 26.0 million were set aside in the balance sheet as of 31 December 2003, compared with SEK 5.5 million at the end of 2002 and SEK 40.2 million at the end of 2001. Provisions for restructuring costs are reported as short-term liabilities in the balance sheet. Restructuring costs, which are mainly personnel-related costs, are of a non-recurring nature and are not expected to remain on the balance sheet over time, but to disappear as they are disbursed.

The Company has not had interest-bearing liabilities in the form of loans to any substantial extent. The equity/assets ratio amounted to 37 per cent at year-end 2003.

Cash flow

Cash flow from operating activities is mainly affected by the Company's operating earnings before depreciation and amortization and by the number of outstanding credit days on trade accounts receivable. The average number of credit days during 2003, including work in progress and advance payments from clients, was 75 days, as compared with 73 days in 2002 and 90 days in 2001. At year-end 2003, the number of credit days was 68, compared with 61 at the end of 2002.

Framfab's clients consist largely of big international corporations, which tend to be very demanding with regard to invoicing and payment terms. The number of credit days is dependent on terms and conditions in the agreements.

Cash flow statement

SEK million	2001	2002	2003
Cash flow from operations	-535.8	-55.9	-80.8
Changes in working capital	-62.8	-5.5	25.1
Cash flow from operating activities	**-473.0**	**-61.4**	**-55.7**
Cash flow from investing activities	59.5	-0.7	8.9
Cash flow before financing	**-413.5**	**-62.1**	**-46.8**
Cash flow from financing activities	282.2	-2.1	53.1
Cash flow for the period	**-131.3**	**-64.2**	**6.3**
Liquid funds at beginning of period	244.0	114.5	49.5
Translation differences in liquid funds	1.8	-0.8	-0.8
Liquid funds at end of period	**114.5**	**49.5**	**55.0**

The change in working capital is highly dependent on the change in trade accounts receivable and accrued revenues for work completed but not invoiced. With working capital of less than 25 per cent in relation to revenue, the Company's judgment is that organic growth of up to 20 per cent should be possible without external financing, provided that the operation generates a profit margin in excess of 7 per cent. As a consequence of the Company's restrictive investment policy during the past two years, there is a need for an increased pace of investment, particularly in computers, during the next few years. Acquisition of businesses may affect the Company's cash flow in cases were payment is made in cash and not in newly issued shares. The Company has carried out a number of new issues over the years that have been reported as cash flow from financing activities.

Cash flow from operating activities was SEK -55.7 million for the full year 2003.

At the end of 2003, SEK 26.0 million had been set aside in the balance sheet for restructuring costs, which is expected to have a negative overall effect on cash flow in 2004. Total cash flow during 2003 amounted to SEK 6.3 million and liquid funds as of 31 December 2003 amounted to SEK 55.0 million.

In 2003, Framfab sold its entire holding in B2 Bredband AB for USD 1.6 million, and payment equivalent to SEK 12.2 million was received in 2003.

New issues carried out during 2003 affected cash flow positively by SEK 54.6 million after transaction costs.

The final purchase sum for the acquisition of SBIFramfab in London, which took place during the fourth quarter of 2003, was settled in April 2004 by a settlement issue of 35,000,000 shares. The total purchase sum of SEK 19.1 million was provided for in the balance sheet at the end of 2003.

Comments on Framfab's financial performance:

SEK million	2001	2002	2003
Cash flow from operating activities before restructuring costs	-473.0	-26.7	-39.7
Cash impact of restructuring costs	N/A	-34.7	-16.0
Cash flow from operating activities	-473.0	-61.4	-55.7
Cash flow, per cent of net revenue	-71%	-18%	-22%

Sensitivity analysis

Personnel costs

Framfab is a consulting firm, for which the single largest expense item comprises personnel-related costs. The principal factor influencing personnel costs is the general salary trend. A salary increase of 3 per cent for the Company's employees would reduce operating earnings by approximately SEK 6.4 million on an annual basis, based on first-quarter 2004 wage costs.

The ability to make rapid adjustments in salary costs in response to changes in net revenue influences the Company's earnings. It takes four months to adjust the Company's personnel costs. Costs for sub-consultants can normally be adjusted in one month. To minimize exposure to unforeseen changes in net revenue, Framfab contracts sub-consultants, at present equivalent to approximately 14 per cent of the personnel costs, based on the first-quarter 2004 personnel costs.

Net revenue

Net revenue for a period is dependent on the number of available working days during the period. The number of working days varies for each quarter during the year due to the number of public holidays and the day of the week on which the quarter end occurs. Based on the first quarter 2004, net revenue per available day amounted to approximately SEK 1.4 million. Net revenue during the period is also dependent on the utilization rate of billable consultants. A five percentage points change in the utilization rate would affect net revenue by approximately SEK 22 million on a yearly basis.

Currency risk

Framfab is an international group with companies in six countries, which means that the Company is exposed to exchange rate fluctuations. Framfab's current policy is to minimize the currency risk in its subsidiaries and transfer such risks, where applicable, to the parent company. The assets and liabilities of the subsidiaries are therefore mainly denominated in local currency.

Based on the first quarter of 2004, a strengthening of the Swedish krona by 10 per cent against the currencies to which the Company is exposed would reduce the Group's revenue by SEK -6.0 million and operating earnings by SEK -0.3 million. A weakening of the Swedish krona by 10 per cent would increase the Group's revenue and earnings by the equivalent amounts.

Translation exposure is the risk of changes in the net asset values of the subsidiaries due to exchange rate fluctuations. These values amount to DKK 18.3 million and EUR 5.4 million in the Group as per December 31, 2003.

Outlook for 2004

The market trend for consulting services remains difficult to foresee, and despite certain positive signs of an increase in the willingness to invest on the part of Framfab's clients, the outlook is difficult to assess. Therefore Framfab has chosen not to make a forecast for parts of, or all of 2004.

Other financial information

Strategic and financial objectives

Framfab's strategic goal is to establish and sustain market-leading positions within its industry niche and in the geographic markets where the Company is present. This will be achieved by offering high value interactive solutions to world-leading companies, and by forging long-term relationships spanning multiple projects with these clients. Framfab will strive to achieve continuous improvements in profitability through a long-term and focused effort to deliver economies of scale.

Based on the strategic goals set out above, it is Framfab's long-term financial objective that each operating entity, on average, shall reach an EBITA-margin (earnings before interest, tax and amortizations) on net revenue of 12-15 per cent on an annualised basis.

As a company listed on Stockholmsbörsen, central administrative costs are disproportionately high in relation to the scale of current operations. Central administrative costs were approximately SEK 4.5 million (5 per cent of Group net revenue) in the first quarter, 2004. Framfab expects that this actual cost level could remain at a similar level whilst the growth targets of the Group over the next three years are achieved. Consequentially it is expected that the EBITA margin for the Group will improve as the central administrative costs, as proportion of net revenue decrease.

Framfab's objective is to achieve an average annual growth rate of 30 per cent during the next three years subject to the appropriate market conditions. This will be achieved through a combination of organic growth and growth through acquisition.

Framfab's objective on Group level is to reach a 10-13 per cent EBITA-margin within three years.

Dividend policy

Since its inception Framfab has not paid dividends. The Board of Directors of Framfab's assessment is that no dividend will be proposed for the next coming years.

Financing

During the last four years, Framfab have incurred substantial losses, which have had a material adverse effect on the Company's liquidity and financial position. The operations have been financed through capital injections. Since the flotation of the Company in 1999, six new share issues, excluding subscriptions related to option schemes, have been carried out which in total have supplied the Company with approximately SEK 1,453 million after transaction costs.

Acquisitions made during the last three years have been financed, almost exclusively, through issues in kind.

The Board of Directors of Framfab is of the opinion that the rights issue, assuming it is subscribed in full, combined with cash-flow from operations, will be sufficient to cover the build-up and enlargement of existing operations as well as selective acquisitions during the foreseeable future.

Financial policy

Framfab's existing financial policy is not to hedge, or in any other way mitigate, potential risks related to currency or interest rate fluctuations, such as transaction- or translation exposure. The policy decision is based on the magnitude of exposure and the costs associated with mitigating such risks.

However, regarding currency exposure in subsidiaries, the policy is to minimize the risk and such currency exposures are therefore, where applicable, allocated to the parent company in order to facilitate Group wide management and control of total currency exposure. Framfab does not use financial instruments to hedge currency or interest rate risks.

Excess cash is placed on interest-bearing accounts or in interest-bearing instruments such as corporate certificates with K1-rating (highest credit rating).

Share capital and ownership structure

Share capital and number of shares

As per May 10, 2004, Framfab AB had 821,094,932 outstanding shares.

At the General Meeting of Shareholders, each share in Framfab AB entitles to one vote and all shares carry an equal right to the Company's earnings and assets. The shares are freely transferable. Each share in Framfab AB has a par value of SEK 0.05. The total share capital as of May 10, 2004 amounted to SEK 41,054,746.60.

Assuming full subscription in the rights issue as set out herein, the number of outstanding shares in Framfab AB will total 1,149,532,904 and the share capital will amount to SEK 57,476,645.20.

Following the rights issue, the Company's registered share capital will be paid in full.

Subscription guarantee

SEB Internetfond (Sweden), Vermoegensverwaltungs-Gesellschaft Zurich (VGZ) (Switzerland), Finsbury Technology Trust (England), Close Finsbury Eurotech (England), Close Finsbury Global Investment Funds (Ireland), Consulta Technology Fund (the Channel Islands) and Hadley Trust (USA) have undertaken to guarantee part of the rights issue by subscribing for shares that are not subscribed for with preferential right, up to a total amount of SEK 40 million.

Changes in share capital

Yr/mo/date	Transaction	Change in number of shares	Change in Share capital SEK	Total number of shares	Total share capital SEK	Nominal value SEK	Subscription Price SEK	Subscriber
2001-01-12	Set-off issue	87,430	8,743	141,867,903	14,186,790	0.10	29.5800	Sellers of Vivid Edge Ltd
2001-01-30	Set-off issue	3,302	330	141,871,205	14,187,121	0.10	166.6300	Sellers of Vivid Edge Ltd
2001-02-02	Set-off issue	12,490	1,249	141,883,695	14,188,370	0.10	29.5800	Sellers of Vivid Edge Ltd
2001-02-14	Set-off issue	1,646,915	164,692	143,530,610	14,353,061	0.10	13.9000	Sellers of NetlinQ Groep N.V.
2001-02-15	Issue in kind	3,706,446	370,645	147,237,056	14,723,706	0.10	11.0000	Sellers of Framfab S.p.A. (10% holding)
2001-02-26	Issue in kind	661,924	66,192	147,898,980	14,789,898	0.10	15.1000	Sellers of NetteX AS
2001-03-22	Issue in kind	242,739	24,274	148,141,719	14,814,172	0.10	4.4900	Sellers of Halbye Kaag & Partners A/S
2001-05-25	Set-off issue	1,699,500	169,950	149,841,219	14,984,122	0.10	3.6900	Sellers of Production Medialab AB
2001-07-02	Directed share issue	175,000,000	17,500,000	324,841,219	32,484,122	0.10	1.0000	Institutional investors
2001-07-02	Rights issue	149,841,219	14,984,122	474,682,438	47,468,244	0.10	1.0000	Existing shareholders
2002	No transactions			474,682,438	47,468,244	0.10		
2003-04-24	Set-off issue	27,563,980	2,756,398	502,246,418	50,224,642	0.10	0.3110	Sellers of NetlinQ Groep N.V.
2003-05-28	Directed share issue	1,700,000	170,000	503,946,418	50,394,642	0.10	0.3175	Institutional investors, to finance remaining purchase sum for NetlinQ Groep N.V.
2003-06-25	Directed share issue	1,050,000	105,000	504,996,418	50,499,642	0.10	0.2847	Institutional investors, to finance remaining purchase sum for NetlinQ Groep N.V.
2003-09-22	Directed share issue	110,000,000	11,000,000	614,996,418	61,499,642	0.10	0.3300	Institutional investors
2003-11-27	Directed share issue	95,000,000	9,500,000	709,996,418	70,999,642	0.10	0.4300	Sellers of SBI and Company UK
Ltd								
2003-12-01	New issue	1,750,000	175,000	711,746,418	71,174,642	0.10	0.2800	Employee stock options to the Framfab CEO
2004-01-07	Directed share issue	35,000,000	3,500,000	746,746,418	74,674,642	0.10	0.3500	Institutional investors
2004-01-07	Directed share issue	20,000,000	2,000,000	766,746,418	76,674,642	0.10	0.3500	Institutional investors
2004-02-07	Issue in kind	19,348,514	1,934,851	786,094,932	78,609,493	0.10	0.4200	Sellers of Paregos Mediadesign AB
2004-04-15	Decrease of share capital		-39,304,747	786,094,932	39,304,746	0.05		
2004-05-03	Set-off issue	35,000,000	1,750,000	821,094,932	41,054,746	0.05	0.4300	Sellers of SBI and Company UK Ltd

Incentive schemes / outstanding warrants

The Annual General Meeting of Shareholders of Framfab on March 25, 2004 approved that the Company issues a maximum of 6,000,000 employee stock options to the Framfab Group's senior executives and key employees, whereby the CEO may be issued a maximum of 1,000,000 options provided that certain financial targets are met during 2004 and an additional maximum of 750,000 annually, while other senior executives and key employees may be issued a maximum of 200,000 options each annually subject to the conditions specified by the Framfab Group's option plan, which is based on the policies adopted by an Extraordinary General Meeting of Shareholders held on October 11, 2000. On April 30, 2004, the Board of Directors resolved to grant the CEO of the Company, Steve Callaghan, 1,750,000 employee stock options.

The Annual General Meeting of Shareholders of May 7, 2002 resolved to issue up to 7,200,000 employee stock options in accordance with the global option plan adopted by an Extraordinary General Meeting of Shareholders held on October 11, 2000. To date, Framfab has issued 3,000,000 of these options, of which 1,750,000 have been exercised and 1,250,000 have expired. To enable the issue of the remaining 4,200,000 options and the 6,000,000 options referred to above, the Annual General Meeting of Shareholders of March 25, 2004 approved that the Company issues debentures with not more than 10,200,000 detachable warrants. Framfab wholly owned subsidiaries are entitled to subscribe for such instruments. If fully exercised, the authorization would dilute total capital and votes by approximately 1.2 per cent.

Authorisation to issue new shares

The Annual General Meeting of Shareholders of March 25, 2004 authorised the Board of Directors to issue up to 35,000,000 shares, in order to finance the remaining purchase-sum for SBI Framfab Ltd. to SBI Scient Inc. Such authorisation has been used in full by the Board of Directors on April 22, 2004.

The Annual General Meeting of Shareholders of March 25, 2004 also authorised the Board of Directors to issue, at one or several occasions, against payment in cash and/ or as payment in kind or by way of set-off or otherwise with conditions, with a right to depart from the shareholders' preferential right, up until the next Annual General Meeting of Shareholders, up to 55,000,000 new shares to finance acquisitions. Such new shares shall be issued at a subscription price that does not materially deviate from the market price of the Framfab share at the time when the authorisation is utilised. If used in full, the dilution of the total share capital and voting rights of Framfab will total approximately 6.3 per cent.

The Annual General Meeting of Shareholders of March 25, 2004 further authorised the Board of Directors to issue, at one or several occasions, against payment in cash and/ or as payment in kind or by way of set-off or otherwise with conditions, with a right to depart from the shareholders' preferential right, up until the next Annual General Meeting of Shareholders, up to 45,000,000 new shares to strengthen if need arises the Company's financial position and to ensure the financing of the Framfab Group's ongoing business. Such new shares shall be issued at a subscription price that does not materially deviate from the market price of the Framfab share at the time when the authorisation is utilised. If used in full, the dilution of the total share capital and voting rights of Framfab will total approximately 5.2 per cent. Provided that the rights issue as described in this document is concluded as contemplated, it is the intention of the Board of Directors not to make use of this authorisation.

The Framfab share

The Framfab share is listed on the O-list of Stockholmsbörsen since June 23, 1999 (ticker FRAM).


SEK
No. of shares
3.00
2.50
2.00
1.50
1.00
0.50
0.15
1,000,000
800,000
600,000
400,000
200,000
2001
2002
2003
2004
© SIX
Share
OMX
Volume traded, thousands

36

Share capital and ownership structure:

Ownership structure

On March 31, 2004, Framfab had 86,164 shareholders.

Largest shareholders[1] on March 31, 2004

Name	No. of shares	Pctg. votes and share capital
SBI SCIENT INC	95,000,000	12.09
SIS SEGAINTERSETTLE	84,077,914	10.70
CLEARSTREAM BANKING S.A.	13,771,245	1.75
BANQUE EDOUARD CONSTANT	12,907,000	1.64
FINSBURY TRUST	10,600,000	1.35
DEUTSCHE BANK (SUISSE) S A	8,000,800	1.02
ÖSTERSJÖSTIFTELSEN	6,620,000	0.84
SYDBANK A/S	5,284,157	0.67
SEB PRIVATE BANK	4,944,200	0.63
CLOSE FINDBURY EUROTECH TRUST PLC	3,700,000	0.47
Other shareholders	541,189,616	68.84

Source: VPC.

1) Please note that certain "shareholders" set out below are nominees, see also information on owners on page 2.

Distribution of shares by holding on March 31, 2004

	No. of shareholders	No. of shares	Pctg. of share capital
1-100	9,476	618,509	0.08
101-500	18,687	5,730,184	0.73
501-1,000	15,766	14,241,601	1.81
1,001-5,000	25,154	69,883,817	8.89
5,001-10,000	9,034	79,207,628	10.08
10,001-20,000	4,238	68,449,733	8.71
20,001-50,000	2,512	85,406,876	10.86
50,001-100,000	798	63,405,134	8.07
100,001-500,000	428	83,947,135	10.68
500,001-1,000,000	39	28,041,523	3.57
1,000,001-5,000,000	24	50,901,676	6.48
5,000,001-10,000,000	3	19,904,957	2.53
10,000,001-	5	216,356,159	27.52
Total	**86,164**	**786,094,932**	**100.00**

Source: VPC.

Through a set-off issue of 35,000,000 shares, which was registered by the Swedish Patent and Registration Office on May 3, 2004, SBI Scient Inc. has increased its holding in Framfab AB to 130,000,000 shares, or 15.8 per cent of the share capital and votes.

Data per share

Price trends and share trading	1999	2000	2001	2002	2003
Year-end quotation	126.90	9.23	0.64	0.38	0.35
Year price trend	712%	-93%	-93%	-40%	-8%
Year high	193.75	325.00	12.13	0.86	0.84
Year low	19.5	8.75	0.43	0.15	0.26
Total volume of traded shares, thousands	18,500	545,000	1,131,695	500,934	1,402,681
Average share trading/day, thousands	137	2,163	4,527	2,004	5,629
Total share trading turnover, SEK thousands	8,500,000	47,309,000	2,729,221	251,764	710,000
Average share trading turnover per day, SEK thousands	62,963	188,000	10,917	1,007	5,600
Degree of traded shares[1]	1.41	3.84	2.38	1.06	2.63

Key ratios per share	1999	2000	2001	2002	2003
P/E-ratio[2]	54.7	neg	neg	neg	neg
P/S-ratio[3]	4.74	0.97	0.46	0.53	0.97
Volatility[4]	153.2%	157.5%	52.7%	122.8%	82.0%
Year-end quotation/equity	247.4%	55.4%	177.8%	165.2%	291.7%
Earnings/loss per share, SEK	2.32	-17.02	-7.97	-0.12	-0.17
Diluted earnings/loss per share, SEK	2.24	-17.02	-7.74	-0.12	-0.17
Dividend per share, SEK	0.00	0.00	0.00	0.00	0.00
Equity per share, SEK	51.29	16.66	0.36	0.23	0.12
Cash flow per share, SEK	-1.68	-3.92	-1.46	-0.14	0.01
No. of shares at year-end, thousands	13,103	141,868	474,682	474,682	711,746
Average no. shares at year-end, thousands	10,437	132,104	322,981	474,682	534,205
Year-end market value, SEK thousands	1,662,714	1,309,441	299,050	180,379	249,111

Definitions:

1) *Degree of traded shares* Number of times the total number of shares has been traded during the year.

2) *P/E-ratio* Year-end quotation divided by earnings per share.

3) *P/S-ratio* Year-end market value divided by net revenue.

4) *Volatility* The rate of fluctuation in share price.

Board of Directors, Executive Management and Auditors:

Board of Directors

Sven Skarendahl, Born 1943, Chairman of the Board
Number of years on the Board: 5
Education: BA in Economics, Uppsala University
Board member of NordNet AB
Number of shares in Framfab: 1,887,408 (through company)
Number of options in Framfab: 0

Robert Gogel, Born 1952, Board Member
Number of years on the Board: 3
Education: Harvard (BA), University of Chicago (MBA) and Universite de Leuven (Masters in Applied Economics)
Board member of Rebus Insurance Services Limited, Rebus Technologies Limited and other companies within the Rebus Insurance Group
Number of shares in Framfab: 0
Number of options in Framfab: 0

Kaj Green, Born 1942, Board Member
Number of years on the Board: 3
Education: MSc, KTH
Chairman of PromaCom AB
Number of shares in Framfab: 100,000
Number of options in Framfab: 0

Ty Mattingly, Born 1962, Board Member
Was appointed to the Board in November 2003
Education: Brigham Young University - BS College of Engineering
Board member of SBI Scient Inc., Broadweave Networks and the Kevin Rollins e-Business Center
Number of shares in Framfab: 0
Number of options in Framfab: 0

Executive Management:

Steve Callaghan, Born 1960, President and CEO since January 2004
Education: BSc (Eng) in Electronic Engineering, Cranfield University and Royal Military Academy, Sandhurst
Board member of companies within the Framfab Group.
Number of shares in Framfab: 0
Number of options in Framfab: 1,750,000 stock options, of which 1,000,000 are conditional

Christian Luiga, Born 1968, CFO since May 2002 and Executive Vice President since January 2004
Education: BA in Economics, Stockholms University
Board member of companies within the Framfab Group
Number of shares in Framfab: 30,000
Number of options in Framfab: 0

Auditors

Auditors appointed by the General Meeting of Shareholders
Anders Malmeby
Authorised accountant, KPMG
Auditor of the Company since 1998

Lars Marcusson
Authorised accountant, KPMG
Auditor of the Company since 1997

Work of the Board of Directors

The Board of Directors of Framfab is composed to be able to support and control, in an efficient manner, the work of the management of the Company. During 2003, the Board of Directors held 24 meetings, of which six were held per capsulam (in writing). During the first quarter of 2004, the Board of Directors held three meetings.

The Board of Directors has its seat in Stockholm, and consists of four Board members with no deputies. Other officers from time to time participate to present matters before the Board of Directors, or in administrative functions.

The Chairman of Framfab AB is authorised to contact a number of the shareholders of the Company to appoint not less than three representatives, who together form a nomination committee.

All questions regarding remuneration to the auditors and the CEO shall be handled by the Company's Compensation Committee, which consist of the Board of Directors in its entirety.

The Executive Management report to the Board of Directors, in accordance with the work instructions and the instruction for the CEO, as amended, on a continuous basis regarding the financial situation of the Company, strategic developments, and the business and market situation.

The auditors of the Company report to the Board of Directors each year on the results of their review of the accounts, and also give their opinion on the internal control of the Company.

Address of the Board of Directors: c/o Framfab AB, Krukmakargatan 37A, P.O. Box 38078, SE-100 64 Stockholm, Sweden.

Address of the auditors: KPMG, Tegelbacken 4, SE-161 06 Stockholm, Sweden.

Articles of association:

Articles of Association of Framfab Aktiebolag (reg.nr. 556528-6886) adopted at the Annual General Meeting of Shareholders held on March 25, 2004.

§ 1 Name
The company name is Framfab Aktiebolag. The company is public (publ).

§ 2 Domicile
The company shall have its domicile in Stockholm.

§ 3 Objects
The company shall engage in business within the field of information technology, especially through developing and offering of interactive services, tele- and data communication, as well as computer hardware and software to enterprises and the public. Further, the company shall engage in consulting business, and especially management consulting business, within these areas. The company shall also engage in publication of books and periodicals and educational courses in connection with the abovementioned areas as well as portfolio management. The company shall also engage in other business activities compatible with the above.

§ 4 Share capital
The limits for the share capital shall be at least SEK 39,000,000 and SEK 156,000,000 at the most.

§ 5 Nominal value of the shares
The shares shall have a nominal value of SEK 0.05.

§ 6 Board of Directors and auditors
The Board of Directors shall consist of 3-10 directors with 0-10 deputy directors and shall be elected at the Annual General Meeting of Shareholders for a term of office expiring at the end of the next Annual General Meeting of Shareholders.

The company shall have not less than one and not more than two auditors with or without deputy auditors, which shall be elected at the Annual General Meeting of Shareholders, which is held during the fourth financial year after the election.

§ 7 Convening of a General Meeting of Shareholders
Notice convening a General Meeting of Shareholders and other communication to the shareholders shall be made by means of announcement in the newspapers Post- och Inrikes Tidningar and Svenska Dagbladet. Notice convening an Annual General Meeting of Shareholders, or an Extraordinary Meeting of Shareholders where a change in the Articles of Association will be dealt with, shall appear not earlier than six weeks nor later than four weeks before the Meeting. Notice convening any other Extraordinary General Meeting of Shareholders, shall appear not earlier than six weeks nor later than two weeks before the Meeting.

The right to participate at a General Meeting of Shareholders is due for those who are both recorded as shareholders in such transcript of the share register referred to in section 3(13) of the Swedish Companies Act (1975:1385), and has given notice to the Company not later than the day mentioned in the notice convening the Meeting, before 4 p.m. This day must not be a Saturday, Sunday, other public holiday, Midsummer Eve, Christmas Eve or New Year's Eve, nor fall earlier than the fifth working day prior to the Meeting. One or two assistants to a shareholder may accompany a shareholder to a General Meeting of Shareholders provided that the shareholder has given notice of the number of assistants in the abovementioned way.

§ 8 General Meeting of Shareholders
The Annual Meeting of Shareholders shall be held not later than six months after the expiry of each financial year. General Meetings of Shareholders shall be held in Stockholm, Göteborg, Malmö or Lund.

The chairman of the Board of Directors, or another person appointed by the Board, shall open the General Meeting of Shareholders and preside until a chairman of the Meeting has been elected. The following matters shall be dealt with at the Annual General Meeting of Shareholders:

1. Preparation and approval of the voting list.
2. Election of chairman of the Meeting.
3. Presentation and approval of the agenda.
4. Election of one or two persons to check the minutes.
5. Examination of whether the Meeting has been properly convened.
6. Presentation of the annual report and the auditors' report, together with the consolidated annual report and the auditors' report for the group, where appropriate.
7. Resolution with respect to
   a) adoption of the income statement and the balance sheet and, where appropriate, the consolidated income statement and the consolidated balance sheet.
   b) appropriation of the company's profit or loss according to the balance sheet adopted.
   c) discharge from liability of the members of the Board of Directors and the managing director.
8. Determination of fees for the Board of Directors and, where appropriate, for the auditors.
9. Election of directors of the Board with possible deputies and, where appropriate, election of auditors with possible deputies.
10. Any other matter to be dealt with by the Meeting according to the Swedish Companies Act or the Articles of Association.

    On a General Meeting of shareholders everyone entitled to vote may vote all of the shares that he owns and represents, without limitation.

§9 Financial year
The financial year of the company shall be January 1 - December 31.

§10 Authorization to receive dividend etc
Only those who are entered into the share register or in a register complying with Section 3(12) of the Swedish Companies Act (1975:1385) on the established record day are considered authorized to receive dividends and, in connection with bonus issues, new shares referable to the shareholder and also to exercise shareholders' preferential right to participate in share issues.

Legal matters and other information

Material agreements

Framfab and its daily business includes a large number of agreements, with inter alia clients and partners. Framfab consider that such agreements are entered into on market terms. Framfab is not in its operations to a material extent dependent on any single agreement.

Customer contracts

Framfab's client stock to a considerable part consists of large international companies, with which Framfab has or aims at creating long term relationships, for the benefit of both the Company and the client. The foundation for most of the client relations is a master agreement based on the standard conditions of the business sector, Framfab's own standard agreements drawn up in cooperation with legal counsel, or terms and conditions proposed and used by the client. Master agreements are concluded after customary negotiations. Separate agreements are thereafter entered into for each assignment, or the client call for services, based on such master agreement. In the agreements, Framfab seeks to limit its liability for defects and delays in deliveries as well as for other risks related to the assignment. To a certain extent, work is carried out without written agreements, in which case liability will be determined on the basis of the laws of the relevant jurisdiction.

Client contracts rarely contain any undertakings by the client to commission services from Framfab. Instead, it is by executing the assignments in a professional and timely manner that Framfab is able to maintain, and have been able to maintain, clients.

Co-operation agreements

In connection with Framfab's acquisition during the fall of 2003 of the US company SBI Group's London business (see below under Acquisitions), that also made SBI Group the largest shareholder of Framfab, Framfab and SBI Group entered into a strategic agreement on international marketing co-operation. The purpose of the agreement is to give the companies access to each others services on their respective markets and to provide their respective international customers with a wider geographic presence, access to local language skills, and a broader offering of interactive digital media services in the USA and Europe.

Since March 2003 Framfab also has a partnership agreement with the French company Wcube. The purpose of the agreement is to enable the parties to jointly provide a more complete service to international clients on the parties' respective markets.

Suppliers

The Company's offering primarily consists of the provision of consulting services. As part of the client assignment, Framfab occasionally implements software from third parties (including Content Management-systems from Interwoven, Microsoft and Tridion). As a general rule, the provision of such third party product is regulated directly between the client and the third party software supplier. Certain of the software products are of importance for Framfab's ability to successfully deliver its product, but Framfab does not to any material extent depend on any single software supplier or individual third party product.

Neither does Framfab to a material extent depend on any other single supplier.

Credit agreements and other undertakings

Framfab has been granted credit facilities of up to in total SEK 8 million, which has not been utilised. In addition, Framfab has loans with credit institutions of in total SEK 1.3 million, of which SEK 0.3 million on shorter term than 12 months.

The Group has contingent liabilities in the form of parent company guarantees and blocked accounts. The guarantees and blocked accounts are inter alia security for the parent company's own as well as subsidiaries' leases for premises. The contingent liabilities for the Group amounted to approximately SEK 14 million and for the parent company to approximately SEK 9.8 million as per March 31, 2004.

Acquisitions

During the last nine-month period, Framfab has completed three acquisitions as further described below.

Icon Medialab Denmark

In September 2003, Framfab's Danish subsidiary Framfab A/S acquired part of Icon Medialab's Danish business from the bankruptcy estate of Icon Medialab A/S. The acquired business primarily consisted of 14 employees and some ten existing customer relations. Through the acquisition, Framfab Denmark has primarily strengthened its competence in respect of Tridion and Teamsite. The acquisition did not result in any goodwill.

SBI Framfab Ltd.

During the fall of 2003, Framfab acquired all shares in SBI and Company UK Ltd (under name change to SBI Framfab Ltd) with 64 employees from the US company SBI Group Inc. The purchase price amounted to in total 130,000,000 shares in Framfab and SEK 10 million in cash. The entire purchase price has been paid to SBI. The acquisition resulted in goodwill of SEK 72.4 million to be written off over 10 years.

Paregos Mediadesign AB

In January 2004, Framfab acquired all shares in Paregos Mediadesign AB with 20 employees and offices in Stockholm and Skellefteå. Paregos has a prominent position within digital trademark communication in Sweden. The total purchase price amounts to not less than SEK 10.3 million and not more than SEK 15 million. Approximately SEK 9.5 million has to date been paid to the sellers, of which a smaller part has been paid in cash and the rest by way of a directed new share issue in Framfab to the sellers. The remaining part of the purchase price, which will amount to not less than SEK 750,000 and not more than SEK 5.5 million, shall be paid during the first quarter 2005 through a directed new share issue to the sellers or in cash, at Framfab's election. The remaining purchase price amount is ultimately decided on the basis of Paregos' financial performance in 2004. The number of shares to be issued by Framfab shall be calculated on the basis of the volume weighted average share price of the Framfab share during the 30 trading day period preceding the directed new share issue. Based on Paregos' earnings to date, Framfab estimates that the remaining purchase price amounts to approximately SEK 3.5 million.

Intellectual property rights

Framfab's present business primarily consists of the provision of consulting services, and does not include the development of own software. Development of software instead takes place within the scope of client assignments. Framfab, however, retains intellectual property rights to the CMT and GWS software previously developed by Framfab. These two Content Management-systems were included in earlier deliveries to customers, and Framfab has granted a non-exclusive license to such customers. At present no new licenses for CMT or GWS are granted to completely new customers, but certain support is still provided to existing customers.

Framfab has protected the trademarks "FRAMFAB" and "FRAMTIDSFABRIKEN" in the US and EU through registration. The trademarks are being looked after by an intellectual property consulting firm assigned by the Company.

The Company has registered Swedish as well as international domain names to a requisite extent.

Software developed within client projects is occasionally suitable for being reused in assignments for other clients. In situations where it is possible and important Framfab agrees with the client that Framfab retains full ownership, while the client is only granted a non-exclusive license. However, the software is often specifically developed for the client and Framfab has no reason to retain ownership to such software.

Real estate and leases

Framfab does not own any real estate, but leases premises where it has business activities. In addition, Framfab has two undertakings for leases for premises that the Company has previously used as offices, for which the Company has made a reservation for the remaining part of the lease amount, and a lease for offices that Framfab in turn sublet. The terms and conditions of the sublease reflect the undertakings that Framfab has against the landlord. Information regarding total lease exposures is set out in note 5 to the excerpt from the Annual Report 2003 on page 55.

Authority licenses

Framfab holds all authority licenses required for its business activities.

Insurance

Framfab considers that the Company has sufficient insurance coverage with regard to the risks inherent in its business. No part of the business is considered to be of such art that insurance coverage cannot be obtained on reasonable conditions. The Company insurance coverage includes inter alia property, interruption, liability, capital loss, and crime against property.

Pensions

Pension benefits are determined on the basis of pension plans with predetermined fees. Framfab's employee pension undertakings are written off on an ongoing basis, by the payment of premiums for pension insurances to external insurance institutions. In the Company's judgment, the undertakings are on market conditions. Framfab does not have any pension undertakings for employees or management to be paid out after the expiry of the respective employments.

Claims and disputes

A claim has been put forward regarding tax costs in a disposed company. The claim falls below the threshold amount of SEK 2 million set out in the transaction agreement. In addition, a claim of GBP 51,000 has been presented for service charges in relation to a former lease agreement in England for the year 2000-2001. The Company considers that there is no basis for the latter claim and has not made any provision for it.

The Company also has a number of on-going VAT and income tax cases regarding inter alia deductions for costs which are considered to be shareholder costs. In some cases, the legal situation regarding deductibility is unclear. Framfab in its appeals has referred to a number of EU decisions and an advance ruling from the Tax Supervisory Board and has in addition requested that the decision be postponed until the Supreme Administrative Court has ruled in the case regarding the advance ruling which has been appealed.

In total, the disputed amounts in regard to VAT amount to SEK 9,1 million.

Framfab, in consultation with external tax advisers, considers that the ongoing income tax cases will not affect the Company's earnings, but that in case of a negative outcome of such cases the total loss carry forward amounts may come to be affected.

Framfab on an ongoing basis evaluates the needs for and makes provisions for costs having effect on the earnings in accordance with applicable rules. In March 2004 the Company had made reservations of SEK 7.5 million for anticipated costs and the Company considers that it has made such provisions as are presently justified.

In view of the fast and diversified development Framfab underwent during a number of years, primarily 1999-2002, it cannot be ruled out that further claims may come to be presented against the Company.

Transactions with related parties

The Company has entered into a partnership agreement with SBI Group Inc., which is also Framfab's largest shareholder. To the extent that the cooperation results in sales for either party, the party that has contributed to the client relation is entitled to a certain commission based on the sale income.

No Board member, senior manager or auditor has directly or indirectly participated in any business transaction with Framfab that is or was of an unusual character or contained conditions on other than market terms. Framfab has not granted loans, provided warranties or entered into guarantees to or for the benefit of any Board member, senior manager or auditor of the Company.

Remuneration to the Board of Directors and Executive Management

The Executive Management of the Company, the CEO Anders Ekman and the CFO Christian Luiga, received in total a remuneration in 2003 of SEK 4,658,000 including bonus and occupational pension benefits and options benefits of SEK 315,000.

The Board of Directors in 2003 received a remuneration of SEK 480,000, of which SEK 240,000 was payable to the Chairman. The remuneration for 2004 will be SEK 600,000, of which SEK 240,000 is payable to the Chairman and SEK 120,000 is payable to each of the other members of the Board.

Additional and more complete information regarding compensation to the Board of Directors and the Executive Magagement can be found in footnote 3 of the excerpt from the Annual Report 2003 on page 53.

On April 30, 2004 the Board of Directors resolved to grant the CEO of the Company, Steve Callaghan, 1,750,000 stock options. Out of these 1,000,000 stock options will be exercisable only on condition that certain in advance established financial goals are fulfilled during or during parts of 2004. The remaining 750,000 stock options may be used to subscribe for shares in accordance with the terms set out in Framfab's Global Option Plan.

No compensation is payable to the Board of Directors or the Executive Management in connection with the rights issue.

Shareholder agreement

To the best knowledge of the Board of Directors, no shareholders agreement or other material agreement exist between the shareholders of Framfab AB with the purpose of having joint influence over the Company.

Company information

The Company's registered name is Framfab AB (publ) and the Company's registration number is 556528-6886. The Company has its seat in the Municipality of Stockholm. The Company was registered with the Patent- and Registration Office on January 3, 1996 and has carried out business activities in its current form since 1998. Framfab's share register is administered by the Swedish Securities Register (VPC). The Articles of Association in its present form was adopted at the General Meeting of Shareholders on March 25, 2004.

Interim report January - March 2004:

- Net revenue increased by 21% from the first quarter of 2003 to SEK 87.5 million (72.6) in the first quarter. Compared with the fourth quarter 2003 net revenue increased with 25%. Net revenue per employee rose by 37% from the previous year, representing an annual rate of SEK 962 thousand (702).
- Profit after tax for January-March was SEK 0.3 million (-3.4). Earnings per share amounted to SEK 0.00 (-0.01). Operating earnings before amortization on goodwill for the first quarter was SEK 3.3 million (-5.6)
- Cash flow for January-March was SEK -33.6 million (-25.9), of which SEK -11.2 million (-3.7) was attributable to restructuring costs and SEK -6.3 million to acquisitions. The remaining part mainly consists of losses from the fourth quarter 2003. Liquid funds were SEK 22.2 million (23.7) as of March 31. Provided the company maintains profitability the company assess current liquidity position sufficient.
- Framfab acquired Paregos Mediadesign AB during the period. Paregos with operations in Stockholm and Skellefteå, involving 20 employees.
- Recent acquisitions, SBIFramfab in London and Paregos in Sweden, posted operating profits.
- Our strategy has delivered a result in the first quarter during which operating earnings were positive, and were higher than both the corresponding period of 2003, and the fourth quarter of 2003. Framfab plans to continue to grow organically, and by acquisition. This will result in us strengthening our prominent market position and gaining economies of scale, both of which are deemed essential to long-term profitability.
- Framfab's primary objective for 2004 is to sustain profitability. However, the consulting services market remains difficult to foresee. Despite indications of greater propensity to invest among Framfab's clients, prospects are still uncertain. As a result, Framfab is not making a forecast for either the upcoming quarter or the whole of 2004.

Framfab is a leading European specialist in digital media solutions and communication based on Internet technology. Most of Framfab's customers are large international companies, including 3M, American Express, AXA, Carlsberg Breweries, Cheltenham and Gloucester Building Society, the Coca-Cola Company, Danske Bank, DuPont, Ericsson, Hydro Texaco, Kellogg's, Kraft Food International, Lloyds TSB, Nike, Nobel Biocare, Observer, Philip Morris International, Philips, Postbank, SAAB, Sara Lee Douwe Egberts, Vodafone, Volvo Car Corporation, Volvo Group and UBS. Framfab operates in Denmark, Germany, the Netherlands, Sweden, Switzerland, and the UK. The company is quoted on the O list of the Stockholm Stock Exchange (ticker symbol FRAM). For more information, please visit www.framfab.com.

A word from the CEO

We have some positive momentum in our business this quarter. Our underlying business has grown in revenue and profit terms; the acquisitions we have made during the past 9 months have been accretive to our business, and the tough decisions on cost reductions and structural change taken in the fourth quarter 2003 are benefiting the business going forward. We can report progress in executing our four point strategy as follows:

1. Major account planning and development. We signed significant new orders with UBS, Philip Morris, Postbank, and Sara Lee: all long standing clients. In almost all cases the new business wins have taken us into new territories within the accounts. We have also added some new world class clients including Bank Linth and Sanex.
2. Near-shore resourcing. As a consequence of greater resource utilization among Framfab's units, overall group utilization and revenue per capita figures improved during the first quarter. More than 20 colleagues worked on projects outside of their home geography. Specifically colleagues from the Netherlands and Germany continued to support UK derived business for Philip Morris among others.
3. Cooperative Marketing Agreement with the US. We are delighted to announce our first major new client win from this activity with a new client win Senseo, a division of Sara Lee. SBIFramfab in London and SBI Group colleagues collaborated to win this new account with significant value to the business. Other CMA prospects are in play.
4. Selective acquisitions. The Paregos transaction concluded in January is contributing to our business with profits. The SBIFramfab acquisition of 2003 continues to generate healthy profits reinforcing our view that mergers and acquisitions are a key part of our strategy.

We fully understand the dynamics of our business and have spent some of the last quarter planning the next stage of our growth. With the underlying business returning to profitability, we are applying significant effort to build sufficient scale to, in the foreseeable future, rank as the number one interactive marketing and web consulting firm in Europe. This will involve both organic growth as well as continued acquisitions.

Correspondingly we are targeting further acquisitions which would bring the required scale to our business: the acquisitions matches the criteria defined: profitable entities, with blue chip clients, with a similar market position and geographic footprint to our own. It's our opinion that growth and scale advantages will contribute to continued improvement of the Group's profitability.

Steve Callaghan

Market

According to the Forrester market intelligence firm, Internet usage continues to grow. At the end of 2001, 144.4 million Europeans were internet users. By the end of 2004 this figure is expected to exceed 221 million. The market presents significant opportunity for firms that build online solutions from creative and technology perspectives. Framfab's insight into user behaviour, coupled with our colleagues' innovative skills are key to the design of online experiences that work the way users expect them to.

By combining user centric design with technology Framfab creates:

- Integrated marketing campaigns to build brand awareness and loyalty among consumers.
- Web applications which extend a companies' reach and ability to service consumers and business customers.
- Intranet and extranet solutions for employee, partner, and supplier communities to increase efficiency and productivity.

Marketers plan to increase budgets by 5% in 2004. Some plan to move marketing budgets away from TV, direct mail and traditional trade promotions and increase their spending in the digital marketing space. 64% of the marketers plan to increase digital marketing expenditure in 2004.

Forward thinking marketers believe that the best return on investment will come from taking an integrated approach to marketing: an approach in which on- and off-line communications are architected and executed in concert to better support consumer demands as they are moved along the brand experience journey. The highest increase in marketing effectiveness is expected to stem from digital marketing and websites; by far, the highest increase in spending is expected to be in both these areas over the next 4 years.

Factors that may impact level of online spending:

- Continued market growth and internet usage expansion.
- The internet has both a positive branding and sales effect relative to other media.
- Larger broadband penetration will drive advertising spending online.
- More transparent customer acquisition costs as 'Cost per Action' advertising pricing methods drive sales volumes online, allowing participating businesses to put an ROI on their online spend.

Framfab understands what activities best support marketing from both an on- and off-line perspective. The optimal mix actually varies by industry, and whilst every client situation is different, components of a successful Brand Experience Architecture are common. As companies begin to understand the power of this approach, and as clients see results from their expenditure, more investment in Integrated Marketing will result, not less.

The above factors all contribute to organic growth within our sector on the client side. However, it is important to acknowledge that during the past 12 months the interactive marketing and web consulting sector has entered a consolidation phase, and further consolidation is expected. The principle drivers for this are:

- Customer demands for geographic breadth, vertical depth, long term viable vendor relationships and fewer vendor relationships to manage.
- Consultancies are keen to create and exploit scale, to eliminate local competitors and to acquire high quality client relationships and skills.

Source: Statistics and data are collected from Forrester.

Operations

The Group

Framfab acquired over 15 new clients during the first quarter. Among them are Bank Linth and Sanex.

Net revenue rose by 21% from the first quarter of 2003 and 25% from the fourth quarter of 2003 to SEK 87.5 million (72.6). Paregos, acquired in January 2004, contributed net revenues of SEK 3.0 million. Consolidated as of February 2004, Paregos is fully integrated with, and is reported as part of Framfab Sweden. Net revenue per employee grew by 37% from the first quarter of 2003 to an annual base of SEK 962 thousand (702). Net revenue per employee for the past 12 months again rose by 10% compared to last quarter to SEK 712 thousand. This improvement is driven by the impact of our increased near shore resourcing within the Group and the measures taken in 2003.

During the first quarter, Framfab continued to integrate administrative functions, as well as sales and delivery activities. Further increase of resource utilization and client side cooperation among units is expected to improve Framfab's billing ratio, sales cost ratio and profit per employee.

The cooperative marketing agreement between Framfab and SBI Group saw the UK subsidiary assist SBI Group to secure work with Senseo in the United States, a Sara Lee subsidiary. Under the agreement Framfab will receive commissions on the Senseo revenue to SBI Group.

The cost reductions carried out in 2003 have started to improve profitability in all units. Profitability was solid in Denmark, Sweden and the UK. Earnings at Framfab Germany, where net revenue has been stable during the past two quarters, rose significantly to just below breakeven. Profitability in the Netherlands remained weak, though improved. The integration of Netherlands operations with SBIFramfab in London, and the appointment of a new country manager from within the group, is expected to improve profitability.

Employee-related costs accounted for 65% of the total in the first quarter, as opposed to 65% for full-year 2003. In addition to its own employees, Framfab utilizes subcontractors to boost particular skill sets and to retain an element of flexibility. Thus, costs for subcontractors are directly related to current sales volumes, representing 9% (2%) of the total net revenue in the first quarter. While costs for subcontractors can be changed with less than one month's notice, costs for employees are ordinarily adjustable only after four months. Consequently, Framfab aims to retain a reasonable number of subcontractors, thereby reducing short-term risk of poor profitability, and improving group utilization.

In the wake of increased revenues and cost reductions initiated in 2003, operating earnings before amortization of goodwill rose by SEK 13.7 million from the fourth quarter of 2003 to SEK 6.0 million. Including the parent company and Group adjustments, the first quarter operating profit before amortization of goodwill was SEK 3.3 million (-5.6). Amortization of goodwill was SEK 2.1 million (0.0), and the operating profit was SEK 1.2 million (-5.6). The profit after financial items was SEK 0.3 million (-3.4), and the profit after tax was SEK 0.3 million (-3.4), for the first quarter.

The acquisition of Paregos boosted the number of Group employees by 20. Of the Group's 362 employees at the end of March, 37 had received notices of termination.

Denmark

Framfab Denmark's net revenue was 22% higher than for the first quarter of 2003. Net revenue in Denmark is traditionally highest in the first and fourth quarters. At an operating margin of 17%, profitability remained solid. The company acquired seven new clients during the quarter. In line with the continued effort to more fully integrate sales, Framfab Denmark employees increasingly participated in Swedish sales activities.

Netherlands

Framfab Netherlands posted a substantial loss in 2003. Considerable cost effectiveness measures reduced the number of employees by some 35, while the Amsterdam and Rotterdam offices were combined. A decision was made in late 2003 to integrate Netherlands operations with SBIFramfab in London so as to achieve profitability more quickly and improve the quality of service to current and prospective clients in the region. The offices were fully integrated during the quarter. Phil Freegard, former Client Partner for SBIFramfab in London, was appointed as head of the Netherlands business in February. Framfab Netherlands continued to participate in projects for SBIFramfab in London, including Sara Lee. Operating earnings remained very weak during the quarter, and the company is working hard under new management to attain profitability.

Germany

Germany's sluggish economy substantially affected Framfab's progress in 2003 - particularly in banking and insurance sectors, where the company commands a strong position. Net revenue declined during the year as a result, while the company successfully diversified its client base to include new sectors such as retail and telecom. Cost reductions instituted in the fourth quarter of 2003 produced results. Revenue stabilized, and operating earnings improved considerably from SEK -4.5 million in the fourth quarter to SEK -0.4 million. The mobile bank and brokerage application that Framfab Germany developed and implemented during the quarter provides Postbank customers with the ability to access services by mobile phone, handheld computers and MDAs. Postbank launched the new services in collaboration with T-Mobile at the CeBIT 2004 trade show. Framfab Germany remains cautiously optimistic about its prospects for the first half of 2004. The company obtained new banking, telecom and retail clients during the quarter, while clients like Postbank and UBS placed additional orders.

Sweden

Jesper Anderson, Managing Director of Framfab Denmark, took management control of the Swedish company during the fourth quarter 2003. To improve profitability, the company acted in the fourth quarter 2003 to minimize the size of its non-billable staff and further integrate Swedish offices with the remainder of the Group. The target was met, and the first quarter operating margin rose considerably to 12%.

During the period, Framfab Sweden among other things worked on a web-based B2B solution by customizing a graphic interface with SAP Internet Sales Module. Proceeding from a CRM tool that Framfab had developed for a leading carmaker, the company participated in global rollout and implementation during the quarter. Framfab Sweden continued to focus on profitability and client-related skills development.

Framfab acquired Paregos Mediadesign AB, which has offices in Stockholm and Skellefteå, Sweden, in January 2004. Paregos commands a prominent position in digital branding and is a Swedish market leader, has been integrated with Framfab Sweden but continues to go to market under its former brand. Paregos draws its clients from large international companies such as Swedish Match, SEB, Mitsubishi and Telia.

UK

SBIFramfab in London reported a 10% operating margin for the first quarter. The company continues to retain the confidence of all its global clients. SBIFramfab in London deepened its strategic relationship with Sara Lee by winning projects with key brands including Sanex, Ambi Pur and Senseo. The Senseo project was won based on a joint marketing effort between the company and SBI Group in the United States.

First quarter of 2004

SEK million	Denmark	Netherlands	Germany	Sweden	UK	Total
External net revenue	22.6	3.3	11.5	27.3	22.8	87.5
Operating earnings	3.9	-3.1	-0.4	3.3	2.3	6.0
Operating margin	17 %	-94 %	-3 %	12 %	10 %	7 %
Investments	0.0	0.0	0.0	0.1	0.0	0.1
No. of employees[1]	70	24	56	139	64	353

1) At close of the period, not including Group staff (9).

First quarter of 2003

SEK million	Denmark	Netherlands	Germany	Sweden	UK	Total
External net revenue	18.5	7.9	15.1	31.1	-	72.6
Operating earnings	5.1	-1.5	-1.0	-4.8	-	-2.2
Operating margin	28%	-19%	-7%	-15%	-	-3%
Investments	0.0	-0.2	0.1	0.0	-	-0.1
No. of employees[1]	63	62	91	182	-	398

1) At close of the period, not including Group staff (9).

Financial Position

For Framfab and in general, it is the company's operating earnings before depreciation and amortization, as well as days sales outstanding on trade receivables that primarily affects the cash flow from operating activities. Beyond that, investments in fixed assets have the single greatest impact on cash flow. However, cash flow in the first quarter was also materially affected by restructuring measures taken in late 2003, primarily compensation to employees who had received notices of termination, as well as costs and the additional purchase sum for the acquisition of SBIFramfab in London. In addition, earnings in Q4, 2003, affected the cash flow for the period negatively. Cash flow for January-March was SEK -33.6 million (-25.9), of which SEK -11.2 million was attributable to restructuring costs and SEK -6.3 million to acquisitions. As of the accounting date, SEK 14.8 million was set-aside in the balance sheet under accrued costs and prepaid revenue for restructuring, the total cash-flow impact of which is expected to be negative in Q2 and Q3 of 2004. Liquid funds were SEK 22.2 million (23.7) as of March 31. Provided the company maintains profitability the company assess current liquidity position sufficient.

Trade accounts receivable were down by SEK 13.7 million to SEK 51.2 million from December 31 through March 31. Trade accounts receivable decreased from 93% of the quarter's revenue on December 31 to 59% on March 31. Including work-in-progress and net advance payments from clients, the corresponding figures were 80% at the end of March and 91% at the end of December. The equity/assets ratio was 47% (56) as of March 31. Working capital trends are largely dependent on trade accounts receivable and work-in-progress. Working capital rose from SEK 0 million on December 31 to SEK 1.6 million on March 31. Excluding the outstanding additional purchase sums for the acquisitions of SBIFramfab in London and Paregos, working capital was SEK 20 million at the end of March.

Framfab signed an agreement as of January 15, 2004 to acquire Paregos Mediadesign AB. The acquisition is worth SEK 13 million, of which SEK 9.5 million was paid when the transaction was concluded. The remaining purchase sum of between SEK 0.8 million and SEK 5.5 million, depending primarily on Paregos's financial performance in 2004, will be paid in the first quarter of 2005.

The annual general meeting, on March 25, 2004, approved the company to carry out one or more issues of new shares up to a total of 45,000,000 shares, whenever the need arises, to strengthen the com-pany's financial position and to ensure financing of the Group's ongoing operating activities.

Share Data

The profit after tax of SEK 0.3 million (-3.4) for January-March corresponded to SEK 0.00 (-0.01) per share. Shareholders' equity per share was SEK 0.12 (0.23) as of March 31. The parent company had 786,094,932 outstanding shares at the end of March.

The annual general meeting of March 25, 2004 authorized a reduction of the share's par value from 0.10 to 0.05 SEK. In addition, the meeting reduced capital stock by 39,304,746.60 SEK to 39,304,746.60 SEK for immediate coverage of the loss in accordance with the balance sheet as of December 31, 2003.

A total of 55 million shares were issued in December 2003 to fund the cash portion of the acquisition of SBIFramfab in London and to strengthen Framfab's financial position. The share issue was registered with the Swedish Patent and Registration Office on January 7, 2004.

The initial payment for the acquisition of Paregos Mediadesign AB, of SEK 9.5 million, was financed by subscription for 19,348,514 new shares in Framfab AB and SEK 1.4 million cash. The subscription price of 0.42 SEK was based on the volume-weighted average share price during the 30 days prior to the meeting. A special meeting of Framfab shareholders on January 27, 2004 authorized the acquisition and issue of new shares.

The global option program adopted by a special meeting of shareholders on October 11, 2000 entitling holders to subscribe for a total of 8,700,000 shares at 8.37 SEK each expired on March 31, 2004 and cannot be subsequently exercised. No new shares were subscribed for under that option program.

The annual general meeting on March 25, 2004, approved the company to issues a maximum of 6,000,000 employee stock options to the Group's senior executives and key employees, whereby the CEO may be issued a maximum of 1,000,000 options provided that certain financial targets are met during 2004 and an additional maximum of 750,000 annually, while other senior executives and key employees may be issued a maximum of 200,000 options each annually subject to the conditions specified by the Group's option plan, which is based on the policies adopted by the October 11, 2000 special meeting of shareholders.

Parent Company

Net revenue for January-March totalled SEK 2.4 million (2.4), of which SEK 2.4 million (2.4) was for internal invoicing. The loss after financial items was SEK -6.0 million (1.2). Total investments in fixed assets are related to the shares in Paregos Mediadesign AB and totalled SEK 13.5 million (0.0). As of March 31, liquid funds were SEK 6.4 million (5.7) and shareholders' equity in the parent company was SEK 74.9 million, of which SEK 78.6 million was capital stock.

Steve Callaghan took over as Framfab's CEO on January 1, 2004. CFO Christian Luiga was appointed to the post of Vice-president on January 1, 2004.

Accounting Policies

This interim report has been prepared in compliance with Recommendation 20 on Interim Reporting issued by the Swedish Financial Accounting Standards Council. Adherence to the recommendations that went into effect as of 2003 have not affected the results and financial position reported for previous periods. The company's accounting policies are otherwise unchanged from the 2003 annual report.

Outlook for 2004

Framfab's primary objective for 2004 is to sustain profitability. However, the consulting services market remains difficult to foresee. Despite indications of greater propensity to invest among Framfab's clients, prospects are still uncertain. As a result, Framfab is not making a forecast for either the upcoming quarter or the whole of 2004.

Upcoming Financial Reports

- The January-June interim report will be released on July 22, 2004.
- The January-September interim report will be released on October 21, 2004.
- The preliminary report of 2004 earnings will be released in January or February 2005.

Stockholm, April 16, 2004

Board of Directors

The Company's auditors have not reviewed this report.[1)]

For additional information, please contact:
Steve Callaghan, CEO, phone: +44 77 71 92 12 10, steve.callaghan@framfab.com

Christian Luiga, Vice-president and CFO,
phone: +46 8 41 00 10 75, christian.luiga@framfab.se

Tobias Bülow, Communications Manager,
phone: +46 709 41 22 58, tobias.bulow@framfab.se

Framfab's main office:
Framfab AB (publ)
Corporate identification no. 556528-6886
Krukmakargatan 37A, Box 38078
SE-100 64 Stockholm
Sweden
Phone: +46 8 41 00 10 00
Fax: +46 8 411 65 95

For additional information, see www.framfab.com

1) The interim report has been subject to review by the Company's auditors as part of the review of the prospectus. The interim report had been submitted at the time of the review.

Interim report January - March 2004:

Summary of Income Statements

SEK million	Jan-Mar 2004	Jan-Mar 2003	Jan-Dec 2003
Services Revenue	87.2	72.1	253.0
Other operating revenue	0.3	0.5	2.9
Net revenue	**87.5**	**72.6**	**255.9**
Costs of operation	-83.0	-75.5	-339.5
Operations earnings before depreciation and amortization	**4.5**	**-2.9**	**-83.6**
Amortization and write-down of goodwill	-2.1	-	-1.2
Depreciation and write-downs of tangible assets	-1.2	-2.7	-8.1
Operating earnings	**1.2**	**-5.6**	**-92.9**
Net financial items	-0.9	2.2	-26.4
Earnings after financial items	**0.3**	**-3.4**	**-119.3**
Tax	-	-	-0.4
Earnings for the period	**0.3**	**-3.4**	**-119.7**
Earnings per share, SEK	0.00	-0.01	-0.22
Earnings per share after dilution, SEK	0.00	-0.01	-0.22

Summary of Balance Sheets

SEK million	Mar 31 2004	Dec 31 2003
Assets		
Goodwill	84.0	69.9
Tangible assets	5.4	6.1
Financial fixed assets	10.4	10.2
Total fixed assets	**99.8**	**86.2**
Trade accounts	51.2	64.9
Other current assets	33.8	21.6
Liquid funds	22.2	55.0
Total current assets	**107.2**	**141.5**
Total assets	**207.0**	**227.7**
Shareholders' equity and liabilities		
Shareholders equity[1]	98.0	83.9
Long-term interest-bearing liabilities	1.0	0.0
Long-term non-interest-bearing liabilities	2.4	2.6
Short-term interest-bearing liabilities	0.3	0.0
Short-term non-interest-bearing liabilities	105.3	141.2
Total liabilities	**109.0**	**143.8**
Total shareholders' equity and liabilities	207.0	227.7

1) Shareholders' Equity		
At beginning of the year	83.9	110.7
Issue of new shares	7.1	104.1
Translation differences	6.7	-11.2
Earnings for the period	0.3	-119.7
At end of the period	98.0	83.9

Contingent liabilities by sureties given in the Group has increased by SEK 3.0 million compared to December 31, 2003 and was SEK 14.0 million on March 31, 2004. In the parent company the contingent liabilities increased by SEK 2.8 million compared to December 31, 2003 and was SEK 9.8 million on March 31, 2004.

The parent company had warrenties given to Group companies by SEK 8.3 million on March 31, 2004, compared to SEK 8.2 million as per December 31, 2003.

Summary of Cash Flow Statement

SEK million	Jan-Mar 2004	Jan-Mar 2003	Jan-Dec 2003
Cash flow from operations	4.8	-0.6	-80.8
Changes in working capital	-34.3	-27.4	25.1
Cash flow from operating activities	**-29.5**	**-28.0**	**-55.7**
Acquisition/divestment of subsidiaries	-4.0	-	-7.2
Cash flow from other investing activities	-0.1	2.5	16.1
Cash flow before financing	**-33.6**	**-25.5**	**-46.8**
Cash flow from financing activities	0.0	-0.4	53.1
Cash flow for the period	**-33.6**	**-25.9**	**6.3**
Liquid funds at beginning of the period	55.0	49.5	49.5
Translation differences in liquid funds	0.8	0.1	-0.8
Liquid funds at end of the period	**22.2**	**23.7**	**55.0**

Summary by Quarter

SEK million	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002
Net revenue	87.5	69.8	53.8	59.7	72.6	78.4
Operating earnings before depreciation	4.5	-39.2	-11.3	-30.2	-2.9	-1.1
Operating earnings	1.2	-42.0	-12.4	-32.9	-5.6	-3.6
Earnings after financial items	0.3	-35.3	-11.3	-69.3	-3.4	2.1
Total growth, Q/Q	25 %	30 %	-10 %	-18 %	-7 %	15 %
No. of employees at end of period	362	387	360	379	407	452

Key Ratios

SEK million	Jan-Mar 2004	Jan-Mar 2003	Jan-Dec 2003
Change in net revenue	20.6 %	-32.8 %	-25.3 %
Operating margin before depreciation of tangible assets	5.1 %	-3.9 %	-32.7 %
Operating margin	1.4 %	-7.7 %	-36.3 %
Profit margin	0.3 %	-4.7 %	-46.6 %
Equity/assets ratio	47.3 %	56.4 %	36.9 %
Return of capital employed[1)]	-93.2 %	-44.0 %	-95.8 %
Return of shareholders' equity [1)]	-143.5 %	-42.1 %	-143.6 %
Average No. of employees	364	413	395
No. of employees at end of the period	362	407	387
of which, outside Sweden	214	216	247
Revenue per employee, SEK thousand[2)]	962	702	648
Earnings per employee, SEK thousand[2)]	36	-54	-232
No. of shares at end of the period	786,094,932	474,682,438	711,746,418
Average No. of shares	774,601,580	474,682,438	534,205,224
Average No. of shares after dilution	774,601,580	475,312,718	534,400,957
Shareholders' equity per share, SEK	0.12	0.23	0.12
Cash flow per average No. of shares, SEK	-0.04	-0.05	0.01

1) Rolling 12-months

2) Annual rate

Pages 45-62 are excerpts from Framfab's 2003 Annual Report.

Accounts:

Income statements

Amounts in SEK million	Notes	The Group 2003	The Group 2002	The Group 2001	Parent Company 2003	Parent Company 2002	Parent Company 2001
Services revenue		253.0	330.1	655.3	-	-	166.3
Other operating revenues		2.9	12.4	11.4	9.5	11.2	2.6
Net revenue	2	**255.9**	**342.5**	**666.7**	**9.5**	**11.2**	**168.9**
Costs of personnel	3	-226.1	-303.1	-871.8	-13.2	-22.3	-176.2
Other external costs	4, 5	-113.4	-97.9	-460.0	-24.9	-24.5	-220.3
Depreciation and write-downs on tangible fixed assets	6	-8.1	-10.9	-86.7	-0.2	-0.3	-9.1
Profit/Loss on participations in associates		-	-	-19.1	-	-	-
Profit/Loss on shares in Group companies	7	-	-	-236.4	-	-	-
Operating profit/loss after depreciation on tangible fixed assets		**-91.7**	**-69.4**	**-1,007.3**	**-28.8**	**-35.9**	**-236.7**
Amortization of goodwill	6	-1.2	-	-24.0	-	-	-0.1
Write-downs on goodwill		-	-	-1,153.9	-	-	-
Amortization and write-downs on other intangible fixed assets	6	-	-	-30.8	-	-	-1.5
Operating profit/loss		**-92.9**	**-69.4**	**-2,216.0**	**-28.8**	**-35.9**	**-238.3**
Profit/Loss on financial items							
Profit/Loss on shares in Group companies	7	-	-	-	-63.3	-66.4	-1,340.6
Interest income and similar revenues	8	12.6	10.6	37.0	6.0	7.5	50.5
Interest expenses and similar costs	9	-39.0	-1.3	-397.2	-45.8	-4.9	-369.9
Profit/Loss after financial items		**-119.3**	**-60.1**	**-2,576.2**	**-131.9**	**-99.7**	**-1,898.3**
Tax	10	-0.4	3.9	3.3	-	0.9	-
Profit/Loss for the year		**-119.7**	**-56.2**	**-2,572.9**	**-131.9**	**-98.8**	**-1,898.3**
Earnings/Loss per share (SEK)	11						
Basic, per average number of shares		-0.22	-0.12	-7.97			
Diluted, per average number of shares		-0.22	-0.12	-7.94			
Number of shares (thousand)							
End of period		711,746	474,682	474,682			
Basic, average during the period		534,205	474,682	322,981			
Diluted, average during the period		534,401	474,846	332,210			

Accounts:

Balance sheets

Amounts in SEK million	Notes	The Group 2003	2002	2001	Parent Company 2003	2002	2001
ASSETS							
Fixed assets							
Intangible fixed assets							
Goodwill	12	69.9	-	-	-	-	-
		69.9	-	-	-	-	-
Tangible fixed assets							
Equipment	13	6.1	12.6	21.5	0.2	0.3	0.7
		6.1	**12.6**	**21.5**	**0.2**	**0.3**	**0.7**
Long-term financial assets							
Shares in Group companies	14	-	-	-	154.5	143.9	182.2
Other long-term holdings of securities	15	-	50.0	50.0	-	50.0	50.0
Deferred tax asset	19	6.7	7.7	-	-	-	-
Other long-term receivables	16	3.5	2.7	-	-	-	-
		10.2	**60.4**	**50.0**	**154.5**	**193.9**	**232.2**
Total fixed assets		**86.2**	**73.0**	**71.5**	**154.7**	**194.2**	**232.9**
Current assets							
Current receivables							
Trade accounts receivable		64.9	56.2	122.7	1.5	0.0	8.8
Receivable from Group companies		-	-	-	67.6	81.3	86.9
Prepaid taxes		-	-	-	-	-	1.6
Other receivables		3.1	8.4	24.0	0.7	1.7	11.3
Prepaid expenses and accrued revenues	17	18.5	19.6	33.1	1.1	1.5	2.9
Short-term investments		-	2.3	-	-	2.3	-
		86.5	**86.5**	**179.8**	**70.9**	**86.8**	**111.5**
Cash and bank accounts		55.0	49.5	114.5	26.7	13.3	51.8
Total current assets		141.5	136.0	294.3	97.6	100.1	163.3
TOTAL ASSETS		227.7	209.0	365.8	252.3	294.3	396.2

Balance sheets (continued)

Amounts in SEK million	Notes	The Group 2003	2002	2001	Parent Company 2003	2002	2001
STOCKHOLDERS' EQUITY, PROVISIONS AND LIABILITIES							
Equity	18						
Restricted equity							
Capital stock		71.2	47.5	47.5	71.2	47.5	47.5
New share issue under registration		19.3	-	-	19.3	-	-
Restricted reserves		118.9	149.2	2,034.5	-	-	-
Additional paid-in capital		-	-	-	97.8	135.5	2,033.4
Revaluation reserve		-	-	-	17.3	5.6	-
		209.4	**196.7**	**2,082.0**	**205.6**	**188.6**	**2,080.9**
Non-restricted equity							
Retained earnings/losses		-5.8	-29.8	664.0	-	-	0.4
Profit/Loss for the year		-119.7	-56.2	-2,572.9	-131.9	-98.8	-1,898.3
		-125.5	**-86.0**	**-1,908.9**	**-131.9**	**-98.8**	**-1,897.9**
		83.9	**110.7**	**173.1**	**73.7**	**89.8**	**183.0**
Provisions							
Other provisions		2.6	1.1	-	-	-	-
		2.6	**1.1**	-	-	-	-
Long-term liabilities							
Other long-term liabilities		-	-	13.2	-	-	-
		-	-	**13.2**	-	-	-
Other liabilities							
Advance payment from customers		12.0	7.4	14.2	-	-	-
Accounts payable		23.7	17.9	30.3	9.0	5.6	13.0
Payable to Group companies		-	-	-	139.0	189.8	176.4
Tax liabilities		4.2	4.2	4.1	-	-	-
Other liabilities	20	39.5	34.2	44.4	21.7	1.3	3.9
Accrued expenses and prepaid revenues	21	61.8	33.5	86.4	8.9	7.8	19.9
TOTAL STOCKHOLDERS' EQUITY, PROVISIONS AND LIABILITIES		141.2	97.2	179.4	178.6	204.5	213.2
		227.7	**209.0**	**365.8**	**252.3**	**294.3**	**396.2**
Pledged assets and contingent liabilities							
Pledged assets		None	None	None	None	None	None
Contingent liabilities							
Surety given		11.0	10.8	8.9	7.0	9.3	8.9
Surety given for the benefit of Group companies		-	-	-	8.2	-	-

52

Cash Flow Statements

	The Group			Parent Company		
Amounts in SEK million	2003	2002	2001	2003	2002	2001
Operating activities						
Profit/Loss after financial items	-119.3	-60.1	-2,576.2	-131.9	-99.7	-1,898.3
Adjustments for items not affecting cash flow, etc.	38.0	5.9	2,027.1	98.5	67.9	1,731.7
	-81.3	**-54.2**	**-549.1**	**-33.4**	**-31.8**	**-166.6**
Taxes paid	0.5	-1.7	13.3	-	0.9	0.9
Cash flow from operating activities before changes in working capital	**-80.8**	**-55.9**	**-535.8**	**-33.4**	**-30.9**	**-165.7**
Cash flow from changes in working capital						
Current receivables	6.3	80.2	362.6	5.2	20.5	-21.6
Current liabilities	18.8	-85.7	-299.8	-15.6	-28.2	-129.4
Cash flow from operating activities	**-55.7**	**-61.4**	**-473.0**	**-43.8**	**-38.6**	**-316.7**
Investing activities						
Stockholders' contribution paid	-	-	-	-	-	-12.8
Acquisition of subsidiaries	-7.2	-3.7	-23.2	-14.1	-3.7	-23.2
Divestment of subsidiaries and other business units	-	3.6	182.9	-	3.2	6.0
Investments in intangible fixed assets	-	-	-5.1	-	-	-0.3
Investments in tangible fixed assets	0.2	-0.3	-24.4	-0.1	-	-6.8
Investments in financial assets	15.9	-0.3	-70.7	16.9	0.6	-37.4
Cash flow from investing activities	**8.9**	**-0.7**	**59.5**	**2.7**	**0.1**	**-74.6**
Financing activities						
New share issue, etc.	54.6	-	285.3	54.6	-	285.3
Amortization of interest-bearing liabilities	-1.5	-2.1	-3.1	-	-	-
Cash flow from financing activities	**53.1**	**-2.1**	**282.2**	**54.6**	**-**	**285.3**
Cash flow for the year	**6.3**	**-64.2**	**-131.2**	**13.4**	**-38.5**	**-106.0**
Cash and cash equivalents, opening balance	49.5	114.5	244.0	13.3	51.8	157.8
Effect of translation differences on cash	-0.8	-0.8	1.8	-	-	-
Cash and cash equivalents, closing balance	55.0	49.5	114.5	26.7	13.3	51.8

Additional information for the cash-flow statement

	The Group			Parent Company		
Amounts in SEK million	2003	2002	2001	2003	2002	2001
Interest						
Interest received	0.9	3.4	5.7	3.2	6.4	21.6
Interest paid	-1.0	-1.2	-0.6	-8.0	-4.9	-6.4
Adjustments for items not affecting cash flow, etc.						
Anticipated dividend from subsidiaries	-	-	-	-50.4	-	-
Depreciation, amortization, and write-downs on assets	9.3	10.9	1,790.6	132.0	68.4	1,647.0
Net profit/loss on sales of fixed assets	37.8	-	236.4	17.3	-	84.7
Exchange rate difference	-9.1	-5.0	-	-0.4	-0.5	-
	38.0	**5.9**	**2,027.1**	**98.5**	**67.9**	**1,731.7**
Acquisition of subsidiaries and other business units						
SBIFramfab was acquired during the year. The value of acquired assets and liabilities according to the acquisition analysis was:						
Tangible assets	1.9	-	-			
Financial assets	1.9	-	-			
Current assets	10.7	-	-			
Cash and cash equivalents	6.9	-	-			
Total assets	**21.4**	**-**	**-**			
Total liabilities	**22.2**	**-**	**-**			
The purchasing is related to SBIFramfab and additional purchase sum for NetlinQ, Holland						
Purchase price	-63.6	-3.7	-65.7	-63.6	-3.7	-65.7
Less: Non-cash issue	49.5	-	42.4	49.5	-	42.4
Purchase price remitted	-14.1	-3.7	-23.2	-14.1	-3.7	-23.2
Less: Cash and cash equivalents in business acquired	6.9	-	-	-	-	-
Effect on cash and cash equivalents	**-7.2**	**-3.7**	**-23.2**	**-14.1**	**-3.7**	**-23.2**
Divestment of subsidiaries and other business units						
Intangible fixed assets	-	-	267.4			
Tangible fixed assets	-	1.0	105.6			
Operating receivables	-	4.9	106.6			
Total assets	**-**	**5.9**	**479.7**			
Total liabilities	**-**	**6.6**	**60.3**			
Selling price	-	3.8	218.7			
Less: Cash and cash equivalents in businesses divested	-	-0.2	-35.8			
Effect on cash and cash equivalents	**-**	**3.6**	**182.9**			

Cash and cash equivalents include an amount of SEK 2.9 million not available for the Group.

Changes in stockholders equity

Amount in SEK million	The Group Capital stock	Restricted reserves	Retained losses	Total stock-holders' equity	Parent Company Capital stock	Restricted reserves	Retained losses	Total stock-holders' equity
Stockholders' equity per Dec 31, 2000	**14.2**	**4,803.3**	**-2,455.6**	**2,361.9**	**14.2**	**3,987.6**	**-2,294.5**	**1,707.3**
Translation differences for the year [1]	-	26.6	-16.5	10.1	-	-	-	-
Transfers between restricted and non restricted equity	-	-3,136.1	3,136.1	0.0	-	-2,294.9	2,294.9	0.0
Profit/loss for the year	-	-	-2,572.9	-2,572.9	-	-	-1,898.3	-1,898.3
New share issue	33.3	340.8	-	374.1	33.3	340.8	-	374.1
Stockholders' equity per Dec 31, 2001	**47.5**	**2,034.5**	**-1,908.9**	**173.1**	**47.5**	**2,033.4**	**-1,897.9**	**183.0**
Translation differences for the year [1]	-	-16.8	10.6	-6.2	-	-	-	-
Appreciation of financial assets	-	-	-	-	-	5.6	-	5.6
Transfers between restricted and non restricted equity	-	-1,868.5	1,868.5	0.0	-	-1,897.9	1,897.9	0.0
Profit/loss for the year	-	-	-56.2	-56.2	-	-	-98.8	-98.8
Stockholders' equity per Dec 31, 2002	**47.5**	**149.2**	**-86.0**	**110.7**	**47.5**	**141.1**	**-98.8**	**89.8**
Translation differences for the year [1]	-	-18.7	7.5	-11.2	-	-	-	-
Appreciation of financial assets	-	-	-	-	-	11.7	-	11.7
Transfers between restricted and non restricted equity	-	-72.7	72.7	0.0	-	-98.8	98.8	0.0
Profit/loss for the year	-	-	-119.7	-119.7	-	-	-131.9	-131.9
New share issue	23.7	80.4	-	104.1	23.7	80.4	-	104.1
Stockholders' equity per Dec 31, 2003	**71.2**	**138.2**	**-125.5**	**83.9**	**71.2**	**134.4**	**-131.9**	**73.7**

1) Translation differences while calculating non-Swedish operations is made according to current method. For further information about stockholders equity, see note 18, page 59.

Definitions

Operating margin
Operating earnings expressed as a percentage of net revenue.

Profit margin
Profit/loss for the period expressed as a percentage of net revenue.

Capital employed
Total assets less current non-interest-bearing operating liabilities including deferred tax liability.

Value added per employee
Operating earnings before depreciation plus personnel expenses divided by the average number of employees for the period.

Stockholders' equity per share
Stockholders' equity as of the closing date divided by the number of shares outstanding.

Working capital
Current assets including liquid funds less short-term liabilities.

Return on capital employed
Operating earnings plus financial income, as a percentage of average capital employed, calculated using quarterly figures.

Return on equity
Profit/loss for the period as a percentage of average stockholders' equity, calculated using quarterly figures.

Net revenue per employee
Net revenue divided by the average number of employees for the period.

Profit/loss per employee
EBITA divided by the average number of employees for the period.

Equity/assets ratio
Stockholders' equity plus minority interest, as a percentage of total assets.

Earnings per share after dilution
Profit/loss divided by the average number of shares and options during the year, calculated in accordance with the Swedish Financial Accounting Standards Council's recommendation, RR18.

Earnings per share
Profit/loss divided by the average number of shares during the year, calculated in accordance with the Swedish Financial Accounting Standards Council's recommendation, RR18.

Cash flow per share
Cash flow divided by the average number of shares during the year, calculated in accordance with the Swedish Financial Accounting Standards Council's recommendation, RR18.

DSO
Trade accounts receivable (excl. VAT) increased by work in progress, reduced by advanced payments from clients in relation to net revenue per month, calculated in number of days from the balance sheet day.

Notes

Amounts in SEK million unless otherwise specified.

Note 1 Accounting policies

This annual report has been prepared in accordance with the Swedish Annual Accounts Act, as well as recommendations of the Swedish Financial Accounting Standards Council ("the Council" below) and opinions of its Task Force. The recommendations that took effect during the year have not had an impact on the current accounting principles and accordingly no conversion of comparative figures has been necessary.

CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were prepared in accordance with Council Recommendation RR 1:00, Consolidated Financial Statements. The consolidated financial statements include companies in which the parent company, directly or via subsidiaries, holds more than 50% of the votes or otherwise has a controlling influence in accordance with Part 1, Section 4 of the Annual Accounts Act.

The acquisition accounting method means that an acquisition of a subsidiary is considered as one transaction whereby the parent company purchases the subsidiary's assets and takes over its liabilities. The acquired company's revenue and costs are included in the consolidated statements from the date of the acquisition, as well as identifiable assets and liabilities and arisen goodwill or negative goodwill.

Group goodwill arises when the purchasing sum related to acquisition of companies exceeds the real value of the acquired company's identifiable net assets. Goodwill is reported at acquisition value after deduction for accumulated amortization and any write-down.

Divested operations are included in Group earnings up to the date of divestment.

The current method is used to translate the income statements and balance sheets of these subsidiaries. In other words, all assets, provisions and liabilities are translated at the exchange rate prevailing on the accounting date, while all income statement items are translated at an average rate. Any exchange-rate differences are posted directly to shareholders' equity in the consolidated balance sheet. Group surpluses and deficits, including goodwill attributable to independent foreign operations, are translated at the exchange rate on the accounting date based on acquisition values in the foreign currency.

REVENUE

Revenue is reported in accordance with Council Recommendation RR 11. Revenue from projects carried out on current account is recognized as the service is fully performed. For projects carried out at a fixed price, the percentage of total revenue corresponding to the work performed at the end of the period is recognized. Projects carried out on current account with a contractual maximum price are reported according to the rules for fixed price if it is likely that the maximum price will be charged. Items posted to revenue but not yet invoiced are reported as accrued revenue and prepaid costs. If a project is regarded as entailing the risk of loss, individual provisions are posted in view of the assessed risk and amounts.

SEGMENTS

The group monitors its earnings by geographic area and the internal reporting system is structured to facilitate measurement and control within this segment. Hence, the Group's primary segments are geographic areas. Risks and opportunities are similar within the services offered by the Group, which consequently are considered as one segment.

SUBSIDIES FROM GOVERNMENT

Subsidies from government are reported to real value in the company's Income Statement when, with reasonable certainty, all conditions for a subsidy are met and when payment is expected to be received. Subsidies from government of SEK 1.3 million (2.1) have been reported as income in 2003.

RECEIVABLES

Receivables are reported in the amounts expected to be received, based on individual valuations.

RECEIVABLES AND LIABILITIES IN FOREIGN CURRENCIES

Receivables and liabilities denominated in foreign currencies are translated at the exchange rate prevailing on the accounting date in compliance with Council Recommendation RR 8. Exchange-rate differences attributable to current receivables and liabilities are included in operating earnings, while differences from financial receivables and liabilities are reported as financial items.

CLASSIFICATION OF ASSETS AND LIABILITIES

Fixed assets, long-term liabilities and provisions consist essentially of items that are expected to be recovered or paid more than 12 months after the accounting date. Current assets and short-term liabilities consist essentially of items that are expected to be recovered or paid within 12 months of the accounting date.

FINANCIAL INSTRUMENTS

Financial instruments are reported in accordance with Council Recommendation RR 27, see Note 22. The Group is in its operation exposed to different kinds of financial risks. Financial risks are defined as fluctuations in earnings and cash flow of the company as a result of changes in foreign currencies, interest rates, risk of refinancing and credit risk. Current policy is to not hedge any exposures of financial risks related to loan, transactions or translation differences on consolidation. The policy is based on the actual amounts of financial instruments being exposed for financial risks and the cost for hedging such exposures. Net accounting has not been applied.

PROVISIONS

Provisions are reported in accordance with Council Recommendation RR 16 in the balance sheet when the company has a formal or informal commitment following an event that has occurred, and when it is likely that such event will result in an outflow of resources or assets and when the amount of such outflow can be calculated with reasonable certainty. Allocations for restructuring in 2003 are reported as short-term liabilities and have not been classified as provisions.

LEASING

All of the Group's leases are classified as, and reported in accordance with the Council's Recommendation RR 6:99, operational leases. Operational leases do not result in any asset or liability items being posted to the balance sheet. The leasing costs are posted to the income statement distributed over several years based on use of the asset. The Group's leases are primarily for premises, photocopiers and vehicles.

DEPRECIATION PRINCIPLES FOR FIXED ASSETS

Tangible assets are reported at acquisition value after deductions for accumulated depreciation and write-downs. Depreciation according to plan is based on original purchase costs with consideration paid to any write-downs. Depreciation rates are based on the estimated period of use. The following assumptions have been made when calculating depreciation and amortization for the Group and parent company:

Goodwill	10-20 years
Tangible assets	3-5 years

Since 2001, the company has had no R&D or other costs deemed to be capitalizable in accordance with Council Recommendation RR 15. Capitalized expenditures for development, licenses and patents were fully written down in 2001. An impairment test is performed on assets of the Group on each closing day. When a reason for write-down exists, the recovery value will be calculated as the highest of net realizable value and estimated period of use.

When there is an indication that an asset may have declined in value, its recovery amount is calculated. If the amount is less than the book value of the asset, a write-down is performed in compliance with Council Recommendation RR 17. Goodwill that appears in the balance sheet as of December 31, 2003 is amortized over a period of 10 years. Goodwill that arises earlier and has an estimated 20-year period of use is fully written down. Goodwill upon consolidation of SBI and Company UK, acquired in 2003, is amortized over a period of 10 years based on the strategic importance of the transaction. Goodwill arisen in earlier years, which has an estimated period of use of 20 years, has been written down in full.

FINANCIAL INCOME AND COSTS

Dividend is reported as financial income when the right to receive payment is assessed to be reliable.

TAX

Framfab reports both tax paid and deferred tax. Tax is reported in the income statement - except when the underlying transaction is posted directly against shareholders' equity, in which case the associated tax effect is posted against shareholders' equity. Deferred tax claims are reported as a fixed asset, while deferred tax liabilities are reported as a provision. Group goodwill does not include temporary differences. Only deficits that are deemed to be utilizable within three years of the accounting date and for which it is probable that the operations will show a profit within the next calendar year have been included in the assessment of deferred tax assets.

GROUP CONTRIBUTION

Group and shareholder's contributions are reported in accordance with opinions of the Council's Task Force, whereby shareholder's contributions, on condition that no write-down is required, are booked directly as equity in the receiving party and capitalized as shares and participation rights in the giving party.

RELATED PARTIES AND TRANSACTIONS

The parent company has affiliated relations, which includes controlling influence, with its subsidiaries, see Note 14.

SIGNIFICANT DEVELOPMENTS FOLLOWING THE REPORT PERIOD

Following Framfab's acquisition of SBI and Company UK Ltd. in November 2003, Steve Callaghan, the UK company's former Managing Director, took over as Framfab's CEO and President on January 1, 2004. CFO Christian Luiga was appointed to the post of Vice-president in Framfab AB on January 1, 2004.

Framfab signed an agreement as of January 15, 2004 to acquire Paregos Mediadesign AB. The acquisition is worth SEK 13.0 million, of which SEK 9.5 million is to be paid when the transaction is concluded. The remaining purchase sum of between SEK 0.8 million and SEK 5.5 million, depending on Paregos's financial performance in 2004, will be paid in the first quarter of 2005. Initial payment of SEK 9.5 million was financed by subscribing for 19,348,514 new shares in Framfab AB at SEK 0.42 each and SEK 1.4 million cash. A special meeting of Framfab shareholders on January 27, 2004 authorized the acquisition and issue of new shares.

Note 2 Net revenue by geographic market

	The Group			Parent Company		
	2003	2002	2001	2003	2002	2001
Sweden	90.5	150.4	320.4	3.1	6.1	149.9
Denmark	34.7	28.4	53.7	2.4	1.8	3.1
The Netherlands	51.2	75.8	63.4	1.3	1.2	2.7
Germany	48.1	62.8	93.2	2.3	1.9	3.2
Switzerland	12.7	7.2	13.1			
UK	5.9	1.8	12.3	0.4	-	2.8
Other markets	12.8	16.1	110.6	_	0.2	7.2
Outside Sweden Total	**165.4**	**192.1**	**346.3**	**6.4**	**5.1**	**19.0**
	255.9	342.5	666.7	9.5	11.2	168.9

The market outside Sweden accounted for 64% (55) of consolidated services revenue.

INFORMATION BY GEOGRAPHIC AREAS

	Parent Company	Subsidiaries Sweden	Denmark	Netherl.	Germany	UK	Adjustm.	The Group
External revenue	0.1	100.9	63.9	19.7	55.8	15.6	-0.1	255.9
Internal revenue	9.4	1.8	1.7	1.5	0.8	0.4	-15.6	0.0
Total revenue	**9.5**	**102.7**	**65.6**	**21.2**	**56.6**	**16.0**	**-15.7**	**255.9**
Op. earnings before restructuring	-23.9	-20.1	8.2	-17.6	-9.0	1.6	4.4	-56.4
Restructuring	-4.9	-16.8	-	-3.0	-11.8	-	-	-36.5
Op. earnings after restructuring	-28.8	-36.9	8.2	-20.6	-20.8	1.6	4.4	-92.9
Finance/Result from assets	-103.1	-0.9	0.3	1.3	-0.6	0.0	76.6	-26.4
Result before tax	**-131.9**	**-37.8**	**8.5**	**-19.3**	**-21.4**	**1.6**	**81.0**	**-119.3**
Assets	252.3	72.7	37.4	107.5	22.6	25.5	-290.3	227.7
Liabilities	178.6	58.4	15.0	7.8	21.0	24.7	-161.7	143.8
Investments, tangible assets	0.1	-1.0	0.2	0.2	0.3	0.0	-	-0.2
Depreciation, tangible assets	-0.2	-3.4	-0.8	-1.4	-1.8	-0.5	-	-8.1
Items other than depreciation not effecting cash flow	-98.5							

The parent company include write-downs of shares in subsidiaries total SEK 133.9 million.
Intercompany pricing is adjusted to conditions on the market.

Note 3 Employees and personnel costs

AVERAGE NUMBER OF EMPLOYEES

	Average No. of employees 2003	of whom was men 2003	Average No. of employees 2002	of whom was men 2002	Average No. of employees 2001	of whom was men 2001
Parent company, Sweden	10	50 %	12	67 %	204	71 %
Swede	174	76 %	249	79 %	673	74 %
Denmark	64	78 %	76	79 %	152	86 %
The Netherlands	49	69 %	81	69 %	144	68 %
Germany	87	75 %	115	70 %	179	76 %
UK	11	73 %	3	100 %	35	70 %
France	-	-	26	81 %	62	84 %
Other countries	-	-	-	-	56	100 %
Subsidiaries Total	**385**	**75 %**	**550**	**76 %**	**1,301**	**76 %**
Group Total	**395**	**75 %**	**562**	**75 %**	**1,505**	**76 %**

Employees at the end of the year numbered 387, of whom 140 were in Sweden.
Total sick leave in the parent company represented 1% of ordinary working hours from July 1, 2003.

BREAKDOWN BY SEX IN MANAGEMENT
There were no women on the board or in the corporate management of the parent company. There were no women on the boards, and 10% women in the corporate management, within the subsidiaries of the Group. The break down by sex was the same in 2002.

SALARIES AND OTHER REMUNERATION

	Salaries and remuneration 2003	Payroll overhead 2003	Salaries and remuneration 2002	Payroll overhead 2002	Salaries and remuneration 2001	Payroll overhead 2001
Parent Company	10.6	5.9	14.1	7.8	112.9	46.0
(of which, pension expense)		(1.6)		(2.3)		(7.3)
Subsidiaries						
Sweden	73.9	28.8	90.2	35.8	186.1	69.1
(of which, pension expense)		(2.6)		(3.7)		(9.8)
Denmark	37.4	2.1	35.3	7.9	76.3	39.1
(of which, pension expense)		(2.1)		(4.2)		(3.3)
The Netherlands	15.6	3.6	24.8	4.4	45.3	6.6
(of which, pension expense)		(0.9)		(1.5)		(2.3)
Germany	45.9	7.4	45.7	8.1	83.0	21.7
(of which, pension expense)		(-)		(-)		(-)
UK	6.6	1.5	2.6	0.1	21.3	0.5
(of which, pension expense)		(0.5)		(-)		(0.3)
France	-	-	13.5	5.5	25.6	10.5
(of which, pension expense)		-		(0.2)		(3.6)
USA	-	-	-	-	12.6	-
(of which, pension expense)		-		-		(-)
Subsidiaries Total	179.4	43.4	212.1	61.8	450.2	147.5
(of which, pension expense)				(9.6)		(19.3)
Group Total	190.0	49.3	226.2	69.6	563.1	193.6
(of which, pension expense)		*(7.7)*		*(11.9)*		*(26.6)*

Cont. Note 3

Expectations are that employee-related provisions for restructuring costs will be paid in 2004 and posted in the amount of SEK 20.3 million as salaries and other remuneration - SEK 3.7 million for the parent company, SEK 8.3 million for Sweden and SEK 8.3 million for Germany.

	Board and CEO 2003	of which tantiem and similar 2003	Board and CEO 2002	of which tantiem and similar 2002	Board and CEO 2001	of which tantiem and similar 2001
Parent company, Sweden	5.3	0.3	4.4	1.8	3.8	0.5
Sweden	1.2	-	1.3	-	3.0	0.2
Denmark	1.6	-	2.1	0.4	-	-
The Netherlands	0.9	0.1	0.7	0.1	-	-
Germany	3.6	-	1.3	-	1.8	0.3
UK	0.4	-	0.4	-	2.3	-
France	-	-	0.9	-	1.6	0.1
Other countries	-	-	-	-	-	-
Subsidiaries Total	7.7	0.1	6.7	0.5	8.7	0.6
Group Total	13.0	0.4	11.1	2.3	12.5	1.1

SEK 0.9 million (1.6) of the parent company's pension costs are for the CEO. No pension payments have been made to the members of the board. The company has no outstanding pension commitments. SEK 1.3 million (2.2) of the Group's pension costs are for CEOs. No pension payments have been made to members of boards. The Group has no outstanding pension commitments.

REMUNERATION FOR THE CEO AND BOARD

Since Framfab's remuneration committee consists jointly of the board, the board makes decisions on remuneration to the CEO jointly.

Following Framfab's acquisition of SBIFramfab, Steve Callaghan was appointed as new CEO of Framfab AB. He took over the post on January 1, 2004. Mr. Callaghan succeeded Anders Ekman, who had been CEO since April 15, 2002. Mr. Ekman departed from the boards of Framfab AB and its subsidiaries on December 31, 2003.

Mr. Ekman received remuneration in 2003 consisting of a SEK 2,312 thousand-salary and SEK 482 thousand occupational pensions. He was also awarded 750,000 employee stock options during the year entitling him to subscribe for new shares at SEK 0.46 each. The options and subscription rights lapsed when he left the company. In 2002, the CEO was awarded 2,250,000 employee stock options entitled him to subscribe for new shares at SEK 0.28 each. A total of 1,750,000 of those options were exercised at a benefit value of SEK 315 thousand. The remaining 500,000 options lapsed without remuneration when his employment was terminated. Mr. Ekman will be formally employed through November 17, 2004 and will receive a salary of SEK 2,362 thousand, of which SEK 300 thousand is a bonus for 2003 and SEK 441 thousand is an occupational pension for the time through termination of his employment. That remuneration will be paid in 2004.

Mr. Callaghan took over as CEO on January 1, 2004. His annual remuneration will be GBP 205 thousand, consisting of 12 equal monthly salary and pension benefit payments. The CEO will determine the ratio of the pension benefits to his total remuneration. Any pension benefits will be based on a defined contribution retirement arrangement. The CEO is also entitled to an annual bonus of up to GBP 54 thousand based on the company's operating earnings in the calendar year 2004. In addition, the CEO has been offered 1,750,000 employee stock options entitling him to subscribe for new shares at the prevailing market price. The options will be awarded subject to approval by the annual general meeting and, in the case of 1,000,000 of the options, attainment of specific financial targets in 2004. The CEO is bound by a six-month mutual period of notice, during which time he is entitled to customary fringe benefits.

The other top executive is CFO Christian Luiga, who received remuneration consisting of a SEK 1,306 thousand salary and vehicle benefits, as well as a SEK 291 thousand bonus and SEK 267 thousand occupational pension benefit. The CFO is bound by a nine-month period of notice. If the CFO terminates his employment, he is subject to a three-month period of notice, during which time he is entitled to customary fringe benefits.

In accordance with a decision of the meeting of shareholders, remuneration to the board of directors until the next annual general meeting will be payable in the amount of SEK 600 thousand, of which SEK 240 thousand is for the chairman and SEK 120 thousand for each of the other board members. Remuneration to the board during the year totaled SEK 480 thousand, of which SEK 240 thousand was for the chairman. Neither the chairman nor the other members obtained any other remuneration either directly from the company or indirectly from an affiliate.

OPTIONSPROGRAM

A special meeting of stockholders on October 11, 2000 adopted a global employee stock-option program for the benefit of the employees of the Group. The options were issued in December 2000. No premium was paid for the options. The subscription price for these employee stock options is SEK 8.37. The options may be exercised no earlier than one year and no later than four years after the date of issue, provided that the employee is still working for the Group on the exercise date. The global option program may lead to an issue of options carrying subscription rights for 8,700,000 shares in the company. The CEO received employee stock options in 2002 and 2003 (see "Remuneration for the CEO and Board" above).

Note 4 Fees and reimbursements to accountants

	The Group			Parent company		
	2003	2002	2001	2003	2002	2001
KPMG						
Audit assignments	2.2	2.6	5.7	0.6	0.9	3.4
Other assignments	1.3	1.6	3.8	1.1	0.9	3.4
OTHER ACCOUNTANTS						
Audit assignments	0.2	0.2	0.8	-	-	0.1
Other assignments	-	-	1.3	-	-	-

Audit assignments include fees for auditing prospectuses for stock issues, interim reports, and statements of opinion. Auditing assignments regarding dormant subsidiaries have been billed to the Parent Company.

Note 5 Fees for operating leases

	2003	2002	2001
The Group			
Assets held through operating leases			
Leasing fees paid during the fiscal year	-25.8	-38.7	-95.5
Leasing fees received during the fiscal year	3.8	2.4	-
Contracted future leasing expenses	-36.9	-55.2	-76.8
Contracted future leasing income	6.8	11.1	-
Parent company			
Assets held through operating leases			
Leasing fees paid during the fiscal year	-3.2	-5.0	-13.8
Leasing fees received during the fiscal year	2.4	2.4	-
Contracted future leasing expenses	-9.2	-10.5	-6.2
Contracted future leasing income	6.4	10.0	-

Contracted leasing fees and rent paid on office leases due in fiscal 2004 total SEK 17.0 million for the Group and SEK 3.3 million for the parent company. The remaining SEK 19.9 million for the Group and SEK 5.9 million for the parent company fall due within five years. Contracted leasing income due in fiscal 2004 total SEK 2.0 million for the Group and SEK 1.6 million for the parent company. Remaining SEK 4.8 million for the Group and SEK 4.8 for the parent company fall due within five years.

Note 6 Depreciation, amortization, and write-downs on fixed assets

	2003	2002	2001
The Group			
Capitalized development expenditure	-	-	-17.2
Licenses, trademarks, and similar	-	-	-13.6
Goodwill	-1.2	-	-24.0
Equipment	-8.1	-10.9	-86.7
	-9.3	-10.9	-141.5
Parent company			
Capitalized development expenditure	-	-	-0.5
Licenses, trademarks, and similar	-	-	-1.0
Goodwill	-	-	-0.1
Equipment	-0.2	-0.3	-9.1
	-0.2	-0.3	-10.7

Capitalized expenditure for development and licenses, trademarks and similar intellectual property rights was entirely written down in the year 2001.

Note 7 Profit/Loss on shares in Group companies

	2003	2002	2001
The Group			
Net profit/loss on divestment of participations	-	-	-98.8
Net profit/loss on divestment of participations	-	-	-137.6
	-	-	-236.4
Parent company			
Dividend	50.4	-	6.1
Net profit/loss on divestment of participations	18.1	1.9	-91.0
Write-down on shares in subsidiaries	-133.9	-45.7	-1,207.4
Provision/reversal of receivables on subsidiaries	2.1	-22.6	-48.3
	-63.3	-66.4	-1,340.6

Note 8 Interest income and similar revenues

	2003	2002	2001
The Group			
Interest income	0.9	3.4	5.7
Other financial income	2.4	2.0	-
Foreign exchange gains	9.3	5.2	31.3
	12.6	10.6	37.0
Parent company			
Interest income, Group companies	2.9	4.6	18.4
Interest income, other	0.3	1.8	3.2
Other financial incomes	2.4	0.6	-
Foreign exchange gains	0.4	0.5	28.9
	6.0	7.5	50.5

Note 9 Interest expenses and similar costs

	2003	2002	2001
The Group			
Interest expenses	-1.0	-1.2	-0.6
Foreign exchange losses	-0.8	-0.1	-
Capital gains/losses and write-downs on long-term financial assets	-37.2	-	-396.6
	-39.0	-1.3	-397.2
Parent company			
Interest expenses, Group companies	-7.9	-4.9	-6.2
Interest expenses	-0.1	-	-0.2
Foreign exchange losses	-0.6	-	-
Capital gains/losses and write-downs on long-term financial assets	-37.2	-	-363.5
	-45.8	-4.9	-369.9

60

Note 10 Tax

	2003	2002	2001
The Group			
Current tax present year	-	-0.5	-0.5
Tax attributable to prior years	0.6	-3.3	-
Total current tax	**0.6**	**-3.8**	**-0.5**
Deferred tax, temporary differences	-3.0	3.0	-
Deferred tax, capitalized tax loss carry-forwards	2.0	4.7	3.8
Total deferred tax	**-1.0**	**7.7**	**3.8**
Total tax on profit	**-0.4**	**3.9**	**3.3**
Reconciliation of effective tax			
The Group			
Profit/Loss before tax	**-119.3**	**-60.1**	**-2,576.2**
Tax based on current tax rate in each country	36.9	19.2	732.2
Amortization of goodwill on consolidation	-0.3	-	-330.3
Other tax-deductible expenses and non-taxable revenues	90.2	30.7	-87.3
Increase in loss carry-forward not offset by capitalization of deferred tax	-127.8	-42.7	-311.3
Tax attributable to prior years	0.6	-3.3	-
Effective tax reported	**-0.4**	**3.9**	**3.3**
Parent company			
Profit/Loss before tax	**-131.9**	**-99.7**	**-1,898.3**
Tax based on current tax rate in Sweden	36.9	27.9	531.5
Non-deductible expenses	-34.9	-20.8	-392.3
Non-taxable revenues	106.4	21.5	0.0
Increase in loss carry-forward not offset by capitalization of deferred tax	-108.4	-28.6	-139.2
Tax attributable to prior years	-	0.9	-
Effective tax reported	-	**0.9**	-

Note 11 Earnings/Loss per share

	2003	2002	2001
Earnings/Loss per share without dilution			
Profit/Loss for the period	-119.7	-56.2	-2,572.9
Weighted number of shares outstanding, thousand	534,205.2	474,682.4	322,981.0
Earnings/Loss per share without dilution, SEK	-0.22	-0.12	-7.97
Earnings/Loss per share after dilution			
Profit/Loss for the period	-119.7	-56.2	-2,572.9
Weighted number of shares outstanding, thousand	534,205.2	474,682.4	332,981.0
Adjustment for warrants, thousand	195.7	163.8	9,228.9
No. of shares used to calculate earnings/loss per share	534,400.9	474,846.2	332,209.9
Earnings/Loss per share after dilution, SEK	-0.22	-0.12	-7.74
Proposed dividend per share	None	None	None

Note 12 Goodwill

	The Group 2003	2002	2001	Parent company 2003	2002	2001
Accumulated purchase costs						
Opening balance	-	-	3,205.4	-	-	16.2
Acquisitions	72.4	-	60.3	-	-	-
Acquisitions of subsidiaries	-	-	15.4	-	-	-
Divestments and disposals	-	-	- 3,336.8	-	-	-16.2
Translation difference for the year	-1.3	-	55.7	-	-	-
	71.1	-	-	-	-	-
Accumulated regular amortization						
Opening balance	-	-	-151.8	-	-	-0.6
Divestments and disposals	-	-	207.1	-	-	0.8
Regular amortization for the year	-1.2	-	-24.0	-	-	-0.1
Translation difference for the year	-	-	-31.3	-	-	-
	-1.2	-	-	-	-	-
Accumulated write-downs						
Opening balance	-	-	-1,711.4	-	-	-
Divestments and disposals	-	-	2,865.3	-	-	-
Write-downs for the year	-	-	-1,153.9	-	-	-
Book value, closing balance	**69.9**	-	-	-	-	-

Note 13 Equipment

	The Group 2003	2002	2001	Parent company 2003	2002	2001
Accumulated purchase costs						
Opening balance	38.4	70.9	228.0	1.0	1.2	75.7
Acquisitions	1.0	0.9	36.1	0.1	-	6.8
Acquisitions of subsidiaries	58.4	-	-	-	-	-
Sale of subsidiaries	-	-2.8	-130.0	-	-	-
Divestments and disposals	-2.9	-32.7	-66.4	-0.1	-0.2	-81.3
Reclassifications	-	3.1	-	-	-	-
Translation difference for the year	-1.4	-1.0	3.2			
	93.5	**38.4**	**70.9**	**1.0**	**1.0**	**1.2**
Accumulated regular depreciation						
Opening balance	-25.8	-49.4	-38.6	-0.7	-0.6	-16.6
Divestments and disposals	1.7	32.1	6.7	0.1	0.2	21.6
Acquisitions of subsidiaries	-56.4	-	-			
Sale of subsidiaries	-	1.8	24.4			
Regular depreciation for the year	-8.1	-10.9	-40.7	-0.2	-0.3	-5.5
Translation difference for the year	1.2	0.6	-1.3			
	-87.4	**-25.8**	**-49.4**	**-0.8**	**-0.7**	**-0.5**
Accumulated write-downs						
Write-downs for the year	-	-	-46.0	-	-	-3.6
Divestments and disposals	-	-	46.0	-	-	3.6
Book value, closing balance	**6.1**	**12.6**	**21.5**	**0.2**	**0.3**	**0.7**
Equipment held through financial leases	None	None	None	None	None	None

Note 14 Shares in Group companies

	2003	2002	2001
Accumulated purchase costs			
Opening balance	2,773.6	3,219.1	2,733.4
Acquisitions/capital contributions	154.1	38.0	680.2
Sales/liquidation	-277.5	-483.5	-194.5
	2,650.2	**2,773.6**	**3,219.1**
Accumulated write-downs			
Opening balance	-2,629,7	-3,036.9	-1,941.5
Write-downs for the year	-122,2	-40.0	-1,207.4
Sales/liquidation	256,2	447.2	112.0
	-2,495,7	**-2,629.7**	**-3,036.9**
Book value, closing balance	**154,5**	**143.9**	**182.2**

Write-downs for the year include appreciation to revaluation reserve of SEK 11.7 million.
Write-downs are reported as "Result from participations in Group companies" in the income statements of SEK 133.9 million (45.7).

Cont. Note 14

SPECIFICATION OF PARENT COMPANY AND GROUP HOLDINGS OF SHARES IN GROUP COMPANIES

	Pctg. held [1] shares	Book	Book value 03-12-31	Book value 02-12-31	Book value 01-12-31
Subsidiary/ Co. reg. no. / Reg'd. office					
Framfab A/S, Denmark[2]	1	100.0	22.4	10.7	6.4
Framfab Holding Deutschland GmbH, Germany	2,945	99.8	1.6	2.5	2.5
Framfab Deutschland AG, Germany	270,000	100.0	0,0	0.0	0.3
Framfab Schweiz AG, Switzerland	99,997	100.0			
Framfab Sverige AB, 556296-9468, Stockholm	7,120,000	100.0	14.5	14.5	21.4
Framfab Holding Nederland NV, Netherlands[3]	65,934	100.0	44.4	95.0	95.0
Framfab Nederland B.V, Netherlands	20,000	100.0			
SBI and Company UK Ltd	16,600,181	100.0	71.6	-	-
4 (7/10) dormant companies			0.0	14.8	20.3
1 (17/33) companies in liquidation			0.0	6.4	36.3
Book value in the parent company			**154.5**	**143.9**	**182.2**

1) Indicates equity interest, which corresponds to the percentage of votes controlled.
2) The shares in Framfab A/S, Denmark have been allocated to revaluation reserve with SEK 11.7 million.
3) The assets in Framfab Nederland B.V. consists of receivables towards the parent company of SEK 43.5 million.

A complete list of shares in Group companies can be provided by Framfab AB.

Note 15 Other long-term holdings of securities

	The Group 2003	2002	2001	Parent Company 2003	2002	2001
Accumulated purchase costs						
Opening balance	294.6	301.8	210.1	294.6	301.8	184.0
Assets added	-	-	77.5	-	-	77.5
Assets deducted	-294.6	-7.2	-83.2	-294.6	-7.2	-57.1
Reclassifications	-	-	96.9	-	-	97.4
Translation difference for the year	-	-	0.5	-	-	-
	-	**294.6**	**301.8**	-	**294.6**	**301.8**
Accumulated write-downs						
Opening balance	-244.6	-251.8	-	-244.6	-251.8	-
Assets deducted	244.6	7.2	83.2	244.6	7.2	57.1
Write-downs for the year	-	-	-335.0	-	-	-308.9
	-	**-244.6**	**-251.8**	-	**-244.6**	**-251.8**
Book value, closing balance	-	**50.0**	**50.0**	-	**50.0**	**50.0**

Other long-term holding of securities in the Group and parent company is a holding in B2 Bredband AB, which was sold 2003.

Note 16 Other long-term receivables

	The Group 2003	2002	2001	Parent Company 2003	2002	2001
Accumulated purchase costs						
Opening balance	2.7	31.3	146.6	-	31.3	110.9
Receivables added	2.0	-	66.7	-	-	31.3
Receivables settled	-1.2	-31.3	-59.9	-	-31.3	-13.3
Reclassifications	-	2.7	-122.1	-	-	-97.6
	3.5	**2.7**	**31.3**	-	-	**31.3**
Accumulated write-downs						
Opening balance	-	-31.3	-	-	-31.3	-
Receivables settled	-	-31.3	30.3	-	31.3	13.3
Write-downs for the year	-	-	-61.6	-	-	-44.6
	-	-	**-31.3**	-	-	**-31.3**
Book value, closing balance	**3.5**	**2.7**	-	-	-	-

63

Note 17 Prepaid expenses and accrued revenues

	The Group 03-12-31	02-12-31	01-12-31	Parent Company 03-12-31	02-12-31	01-12-31
Prepaid rent and leases	4.2	2.3	4.5	0.4	0.5	0.8
Accrued revenues on work completed but not invoiced	10.3	11.0	19.7	-	-	-
Other accrued revenues	-	-	0.8	-	-	-
Other items	4.0	6.3	8.1	0.7	1.0	2.1
	18.5	19.6	33.1	1.1	1.5	2.9

Note 18 Stockholders´equity

RESTRICTED RESERVES
Restricted reserves may not be reduced by the distribution of profits.

Revaluation reserve
The amount by which a tangible or financial fixed asset is revalued is set aside to a revaluation reserve.

Statutory reserve
The purpose of the statutory reserve is to save a part of the net profit, which is not used to cover retained losses.

Share premium reserve
When shares are issued at a premium, i.e., at a price that is greater than their par value, the difference between the proceeds and the par value is to be transferred to the share premium reserve.

NON-RESTRICTED SHAREHOLDERS' EQUITY
Profit brought forward
Profit brought forward consists of the previous year's non-restricted shareholders' equity after any distribution of profits and allocation to the statutory reserve. Non-restricted shareholders' equity, i.e., funds available for distribution to shareholders, is the sum of profit brought forward and earnings for the year.

2003	Capital stock	Restricted reserves	Retained losses
The Group			
Opening balance	47.5	149.2	-86.0
New share issue	23.7	61.1	-
Unregistered share issue	-	19.3	-
Transfers between restricted and unrestricted equity	-	-72.7	72.7
Profit/Loss for the year	-	-	-119.7
Translation difference for the year	-	-18.7	7.5
Closing balance	**71.2**	**138.2**	**-125.5**

	Capital stock[1]	Additional paid in capital	Revaluation reserve	Retained losses	Unregisted share issue
Parent Company					
Opening balance	47.5	135.5	5.6	-98.8	-
New share issue[3]	23.7	61.1	-	-	-
Unregistered share issue[2]	-	-	-	-	19.3
Revaluation reserve, allocation	-	-	11.7	-	-
Appropriation by the annual meeting:					
Transfers to cover losses	-	-98.8	-	98.8	-
Profit/Loss for the year	-	-	-	-131.9	-
Closing balance	**71.2**	**97.8**	**17.3**	**-131.9**	**19.3**

1) NUMBER OF SHARES	Fully paid	Not fully paid	Par value, SEK
Opening balance	474,682,438	-	0.10
Settlement issue	27,563,980	-	0.10
New share issue	2,750,000	-	0.10
Special issue	205,000,000	-	0.10
Employee stock options	1,750,000	-	0.10
Closing balance	711,746,418	-	0.10

2) The issue of 55,000,000 shares were registered with the Swedish Patent and Registration Office on January 7, 2004.
3) Includes SEK 2.2 million for transaction costs reagarding new share issue.

Cont. Note 18

SPECIFICATION OF TRANSLATION DIFFERENCES ACCUMULATED IN STOCKHOLDERS' EQUITY

Accumulated translation differences, opening balance	58.0
Translation differences in foreign subsidiaries for the year	-2.3
Settlement of accumulated translation differences through divestment of foreign operations during the year	-8.9
Accumulated translation differences, closing balance	**46.8**

2002	Capital stock	Restricted reserves	Retained losses
The Group			
Opening balance	47.5	2,034.5	-1,908.9
Transfers between restricted and unrestricted equity	-	-1,868.5	1,868.5
Profit/Loss for the year	-	-	-56.2
Translation difference for the year	-	-16.8	10.6
Closing balance	**47.5**	**149.2**	**-86.0**

	Capital stock[1)]	Additional paid in capital	Revaluation reserve	Retained losses
Parent Company				
Opening balance	47.5	2,033.4	-	-1,897.9
Revaluation reserve, allocation	-	-	5.6	-
Appropriation by the annual meeting:				
Transfers to cover losses	-	-1,897.9	-	1,897.9
Profit/Loss for the year	-	-	-	-98.8
Closing balance	47.5	135.5	5,6	-98.8

1) The number of shares is 474 682 438. The par value is SEK 0.10 per share

The number of shares has not changed during the year.

SPECIFICATION OF TRANSLATION DIFFERENCES ACCUMULATED IN STOCKHOLDERS' EQUITY

Accumulated translation differences, opening balance	64.2
Translation differences in foreign subsidiaries for the year	-1.8
Settlement of accumulated translation differences through divestment of foreign operations during the year	-4.4
Accumulated translation differences, closing balance	**58.0**

2001	Capital stock	Restricted reserves	Retained losses
The Group			
Opening balance	14.2	4,803.3	-2,455.6
New share issue, etc.	33.3	340.8	-
Transfers between restricted and unrestricted equity	-	-3,136.1	3,136.1
Profit/Loss for the year	-	-	-2,572.9
Translation difference for the year	-	26.6	-16.5
Closing balance	**47.5**	**2,034.5**	**-1,908.9**

	Capital stock[1)]	Additional paid in capital	Revaluation reserve	Retained losses
Parent Company				
Opening balance	14.2	3,987.2	0.4	-2,294.5
Revaluation reserve, resolvation	-	-	-0.4	0.4
Appropriation by the annual meeting:				
Transfers to cover losses	-	-2,294.5	-	2,294.5
New share issue, etc.	33.3	340.8	-	-
Profit/Loss for the year	-	-	-	-1,898.3
Closing balance	47.5	2,033.4	-	-1,897.9

1) The number of shares is 474,682,438. The par value is SEK 0.10 per share

SPECIFICATION OF TRANSLATION DIFFERENCES ACCUMULATED IN STOCKHOLDERS' EQUITY

Accumulated translation differences, opening balance	54.1
Translation differences in foreign subsidiaries for the year	11.3
Settlement of accumulated translation differences through divestiture of foreign operations during the year	-1.2
Accumulated translation differences, closing balance	**64.2**

Note 19 Provisions for deferred tax

Temporary differences resulted in deferred tax assets for the following items:

	03-12-31	02-12-31	01-12-31
The Group			
Fixed assets	-	0.7	-
Current assets	-	0.4	-
Short-term liabilities	-	1.9	-
	-	3.0	-
Tax deficiency	6.7	4.7	-
Deferred tax assets	6.7	7.7	-

The temporary differences between the reported value and tax-effective value of shares held directly by the parent companies are as follows:

	The Group			Parent Company		
	03-12-31	02-12-31	01-12-31	03-12-31	02-12-31	01-12-31
Shares in Group companies	208.9	1,812.1	1,757.9	-	1,686.6	1,649.9
Participations in associates	-	-	27.8	-	-	6.0

Liquidation of companies and new tax rules regarding disposal of shares in subsidiaries have reduced the temporary difference year 2003.

Tax-effective losses

	03-12-31	02-12-31	01-12-31
The Group			
Tax-effective losses	2,163.1	1,512.0	1,469.3
Parent Company			
Tax-effective losses	1,360.8	973.5	871.3

The tax-effective losses are not to any extent limited in time.

Note 20 Other liabilities

Other short-term liabilities include SEK 19.1 million in estimated additional purchase sum year 2004 for SBI and Company UK Ltd.

Note 21 Accrued expenses and prepaid revenues

	The Group			Parent Company		
	03-12-31	02-12-31	01-12-31	03-12-31	02-12-31	01-12-31
Accrued costs of personnel	36.4	15.3	32.7	4.6	1.5	8.6
Other items	25.4	18.2	53.7	4.4	6.3	11.3
	61.8	33.5	86.4	9.0	7.8	19.9
Whereof restructuring reserves	26.0	5.5	40.2			

Note 22 Financial instruments

Currency risk is the risk of change in a financial instrument as a result of changes in currency exchange rates. Framfab's policy is to minimize the currency risk in the subsidiaries and assign such risk, as far as possible, to the parent company. Hence, the assets and liabilities in the subsidiaries are in substance in local currency. Exceptions are described below. The value of total assets and liabilities in the subsidiaries are reported per country in note 2. Accounts receivables of DDK 14.9 million, EUR 1.0 million and GBP 0.7 million are included in total assets. The parent company holds net receivables on subsidiaries of EUR -5.3 million, GBP -0.2 million and DKK -0.3 million. All receivables and liabilities have a duration period of less than one year. Framfab Sverige AB has internal loans of GBP 0.3 million and DKK 4.0 million, all with a duration period less than one year. Interest on internal loans follows the interest fixing-rate for each currency respectively. Exposure on currency translation differences upon consolidation is the risk for changes in the net asset value of the subsidiaries from changes in currency rates, and amounts to DKK 18.3 million and EUR 5.4 million in the Group. Group policy is to not hedge exposure on currency translation differences on equity in the subsidiaries that occur upon consolidation.

Interest rate risk is the risk for changes in a financial instrument from changes in the market rate of interest. The Group has no significant exposure for changes in the market rate of interest, as the Group had no interest-bearing assets or liabilities, except for liquid funds, as per December 31, 2003.

No financial or other instruments are used to hedge currency risk or interest rate risk within the Group.

Liquidity risk is the risk that the company will have difficulties to meet its commitments from a liquidity standpoint in a stretched credit position. Current operations are financed in significance with liquidity and through shareholder's equity. Currently, the board assesses that future needs for financing can be provided for based on these conditions.

Credit risk is the risk that a party is not capable to fulfill its financial commitment. Framfab is on routine basis assessing customer credit ratings. All accounts receivables of larger nature refer to large international clients, for which Framfab assesses have good solvency. Credit losses on account receivables were very limited in 2003.

There are no significant differences between the reported value and the actual value of the financial assets.

Auditors' statement for Framfab AB:

Corporate identity number 556528-6886

In our capacity as the auditors of Framfab AB, we have examined this prospectus. This examination was performed in accordance with the recommendations issued by the institute for the accountancy profession in Sweden. Assessments of the future contained in this prospectus were not reviewed. The information in the prospectus extracted from the accounting records is reproduced correctly. Information corresponding to the interim report for the period from January 1 to March 31, 2004 has been subject to review.

The annual reports for the fiscal years 2001, 2002 and 2003 were audited by Anders Malmeby and Lars Marcusson.[1] The information in the prospectus extracted from these annual reports is reproduced correctly.

Nothing has come to our attention that indicates that this prospectus does not meet the requirements according to the Swedish Companies Act and of the Securities and Clearing Operations Act.

Stockholm, May 10, 2004

Lars Marcusson
Authorized Public Accountant, KPMG

Anders Malmeby
Authorized Public Accountant, KPMG

1) We have submitted unqualified audit reports for the financial years 2001, 2002 and 2003.

Tax issues in Denmark

The following is a general description of certain Danish income tax consequences of dividends, gains or loss relating to listed shares in Swedish companies held by Danish legal entities and individuals being subject to full tax liability in Denmark. Shares in Framfab AB (publ) ("Framfab") are listed on Stockholmsbörsens O-liste (under FRAM).

The description does not provide a full and complete description of all tax issues in relation to shareholdings and share transfers and does not comprise certain investors for whom special tax rules apply, e.g. banks, stock brokers and other persons trading in shares.

The description is based on the Danish tax legislation applicable as of the date of this prospectus.

It is recommended that shareholders consult their own tax advisors regarding the tax consequences of acquiring, owning or selling shares in the light of their own tax position.

Taxation of investors subject to full tax liability in Denmark

Shareholders subject to full tax liability are primarily individuals resident in Denmark or individuals who have stayed for at least six months in Denmark, as well as companies etc. who are registered in Denmark or whose effective management is situated in Denmark.

Sale of shares

Capital gains from sale of shares owned for less than three years are taxable and losses can be set off against capital gains on other shares owned for less than three years. Losses can be carried forward and set off against future capital gains on shares owned for less than three years. For individuals, capital gains are taxed as investment income at a marginal rate up to 59 per cent. For companies, capital gains are taxed as taxable income at the corporation tax rate, which at present is 30 per cent.

Capital gains realised by individuals on sale of listed shares after three years' of ownership or more are tax-exempt and losses are not deductible, provided that the market value of the shareholder's total possession of listed shares has not within the last three years up to the date of disposal exceeded DKK 133,700 (for 2004). For married couples, the total amount is DKK 267,300 (for 2004). The value of the shareholder's total position of listed shares are computed at year end and the date of acquisition and disposal of listed shares.

If the shareholding at the date of computation within the last three years up to the sale of listed shares has exceeded DKK 133,700/267,300 (for 2004), the capital gain is taxed as share income. If this threshold has been exceeded, losses on listed shares owned for three years or more can be set off against taxable capital gains on listed shares owned for three years or more. The loss can be carried forward and set off against future capital gains.

The share income up to DKK 42,400 (for 2004) (DKK 84,800 for 2004 for married couples) is taxed at 28 per cent. Share income exceeding DKK 42,400/84,800 (for 2004) is taxed at 43 per cent.

For companies, capital gains on sale of shares after three years' ownership or more are tax-exempt and losses cannot be deducted or used as set-off against profits.

If shares have been bought on several occasions, sale of shares is considered to be made in accordance with the first in, first out principle. This applies with respect to the three-year holding period as well.

If shares bought on several occasions are held for less than three years, the purchase price in the event of a part sale is made up according to a share-by-share method for individuals and an average method for companies. On sale of shares held for three years or more, the purchase price is made up in accordance with an average method for both individuals and companies.

Allocation and sale of pre-emptive rights

The allocation of pre-emptive rights does not result in a tax liability for shareholders. For Danish tax purposes, pre-emptive rights allocated in connection with a capital increase and at a discount to the market price are considered to have been acquired at DKK 0 at the same time as the original share.

If an individual shareholder does not wish to subscribe for additional shares, the sales price of the pre-emptive rights will normally be subject to capital gains tax as described above for sale of shares. If the original shares have been owned for less than three years at the time of the sale the entire sales price will be taxable as capital income at a marginal rate up to 59 per cent.

If the original shares have been held for three years or more, the pre-emptive rights can be sold tax-exempt under the same conditions as described above for sale of shares owned for three years or more.

If a company does not wish to subscribe for additional shares, the sales price of the pre-emptive rights will normally be subject to capital gains tax as described above for sale of shares.

Subscription of shares

The exercise of pre-emptive rights for shares has no Danish tax effects.

Dividends

For individuals, dividends are taxed as share income at the tax rates mentioned above regarding sale of shares. For companies, dividends are taxed as taxable income, but companies are only obliged to include 66 per cent of the gross amount in the taxable income. Special rules apply to corporate shareholders holding 20 per cent or more of the shares in the company paying out dividends.

Generally, dividends paid by Swedish companies to shareholders resident in Denmark for tax purposes are subject to a Swedish withholding tax of 15 per cent of the gross amount according to Swedish tax legislation and the Nordic Tax Treaty. Such shareholders can normally obtain a credit for the Swedish withholding tax.

Other distribution etc.

Distributions in connection with a reduction of the share capital are generally taxed as dividends and not as capital gains. This also applies if the shares are sold to the issuing company.

Distribution of additional shares in connection with an increase of the share capital (in Danish "fondsaktier") is made as part of a pro rata distribution to all shareholders of a company and will generally not be subject to Danish tax.

Taxation of individual pension schemes and pension funds

Individual pension schemes set up with a bank or a life insurance company registered with the Companies Registrar in Denmark and pension funds also registered with the Companies' Registrar in Denmark are subject to pension savings yield taxation.

Pension savings yield is taxed at a flat rate of 15 per cent. The taxable yield includes inter alia dividends, capital gains and losses on shares and pre-emptive rights.

Capital gains and losses on the abovementioned securities are taxed according to a mark-to-market principle, i.e. on an unrealised basis with the basis for the taxation being the difference between the market value at the beginning and at the end of the year or, if bought /sold during the year, the difference in the market value between these dates.

Costs incurred in connection with the acquisition or the disposal of the securities is included in the assessment of the taxable gain or deductible loss.

According to special rules, a negative tax basis under the pensions saving yield taxation can be brought forward indefinitely and credit for Swedish withholding tax may to a certain extent be obtained.

Share Transfer Tax

There is no Danish share transfer tax.

Income Tax Return

According to the present rules entail that for individuals the shareholding, dividend, taxable share gains and losses relating to shares in Framfab must generally be entered on a special form ("Income tax return for foreign income") (in Danish "Selvangivelse for udenlandsk indkomst").

Tax issues in Norway:

Below is a summary of tax issues which, pursuant to current Norwegian law at the date of this prospectus, may occur as a result of the acquisition of shares and subscription rights in Framfab. The summary applies to physical persons and companies that are tax liable/domiciled in Norway and holding shares or subscription rights in the Swedish listed company Framfab. The below summary is of a general nature, and each shareholder is requested to contact a legal adviser to clarify its own situation as to taxation.

Please note that the Norwegian government on 26 March 2004 presented a white paper regarding a new tax reform containing propositions for new tax rules. Among other factors, the propositions imply material changes to tax on capital gain and dividend for Norwegian company shareholders. In the autumn of 2004, at the earliest, it will be established which specific propositions will be made. If the propositions are adopted, some of them will have effect as from 1 January 2004.

1. Tax on capital gain

Physical persons

Physical persons who are resident in Norway for tax purposes are obliged to pay tax on any capital gain achieved in connection with a sale of shares. The shareholders are also entitled to deduction for any loss which may occur in connection with such a sale. Capital gain achieved in connection with a transfer of shares shall be taxed as ordinary income with a tax rate of 28%. Any loss is correspondingly deductible.

Capital gain and loss are calculated for each share as the difference between the received consideration and the share's input value. The RISK[1] rules do not apply for shares in foreign companies, thus the input value of these shares will correspond to the cost price plus any accrued transaction costs. The FIFU[2] principle applies for shares in foreign companies, so that the first shares acquired will be regarded as the first shares sold.

In accordance with the Nordic tax treaty, Norway will have an exclusive taxation right for any capital gain from sale of shares, unless the shares are forming part of a permanent establishment in Sweden or more than 75% of the company's assets consist of real property in Sweden, (the latter being irrelevant to Framfab).

Legal persons

Legal persons resident in Norway for tax purposes are subject to the same rules as physical persons in respect of tax on capital gain.

2. Exercise of pre-emptive right

A shareholder exercising its right to subscribe for shares shall not be deemed as having realised any capital gain in connection with such a subscription. Such a subscription will thus not trigger any taxation.

3. Sale of pre-emptive rights

The pre-emptive rights will be listed on the stock exchange. Any shareholder who does not exercise its pre-emptive right to participate in the share issue may sell its pre-emptive rights. Any shareholder selling or otherwise realising its pre-emptive rights is tax liable for any gain achieved via such realisation. This applies for both physical and legal persons.

If the pre-emptive rights are acquired without consideration, the input value shall be regarded as being NOK 0. The gain shall be taxed as capital gain (ordinary income). The applicable tax rate is 28%.

4. Tax on dividend

4.1 Assessment

Any dividend distributed from Framfab to Norwegian shareholders will be included in the shareholders' ordinary income and have a tax rate of 28%.

Pursuant to the Nordic tax treaty a withholding tax shall be paid to the distributing state. If the Norwegian shareholder is a company holding at least 10% of the shares in the Swedish company, no withholding tax shall be paid to Sweden. In all other cases a withholding tax shall be paid corresponding to 15% of the distributed dividend. The Swedish withholding tax system is based on the principle that the tax is deducted either directly from Värdepappercentralen[3] (VPC) or from a Swedish trustee if the shares are held via a trustee. The shareholder thus receives a net dividend after deduction of the withholding tax.

According to the Norwegian tax authorities, the imputation system in connection with dividend taxation, which is to prevent double taxation of companies and shareholders by crediting the shareholders with the company's tax on the distributed dividend, shall not apply for dividend distributed by foreign companies.

4.2 Deduction for tax paid abroad

Shareholders resident in Norway for tax purposes may claim deduction in the Norwegian tax for any withholding tax paid to the Swedish government. If the shareholder is a company holding more than 10% of the capital and votes in the foreign company, one may obtain a deduction for a proportionate share of the underlying company tax. The total deduction for tax paid to a foreign government is in any case limited to the Norwegian tax imposed on such income.

1) Regulation of input value on the company's assessed equity
2) First in, first out
3) Swedish securities depository

A tax deduction must, pursuant to the above rules, be claimed by the tax payer. This is done in the tax return for the year in which the dividend was distributed. Documentation must be submitted from Swedish tax authorities indicating that the tax is finally assessed and paid. As for withholding tax deducted in accordance with a tax treaty, it is normally sufficient with a receipt from VPC or a Swedish trustee for any distributed dividend showing the deducted withholding tax. In addition, it must be documented that the tax is creditable in Norwegian tax. In a case like this where the relevant taxes are comprised by a tax treaty, it is not necessary to enclose any specific documentation.

5. Taxation of wealth

Capital in the form of shares in a Swedish listed company will be included in taxable wealth for physical persons resident in Norway for tax purposes. Companies are not liable to pay wealth tax. Pursuant to the Nordic tax treaty, Norway is granted an exclusive right as to taxation on wealth in the form of shares in companies in other tax treaty states, unless the shares are forming part of the business property of a permanent establishment owned by a Norwegian company in such a state, or more than 75% of the assets in the company consist of real property. If this is the case, both states are entitled to tax, and deduction can be claimed for any wealth tax paid to Sweden.

Shares in any listed company, both Norwegian and foreign, shall be valued at 100% of the stock exchange value as of 1 January in the assessment year. In connection with the assessment of the income year of 2004, the stock exchange value of the shares as of 1 January 2005 will be taken into account. The marginal wealth tax is currently 1.1%.

6. Capital transfer tax

If shares are transferred in connection with inheritance or gift, the recipient may be subject to taxation to Norway. A tax liability occurs normally if the relevant shareholder is domiciled in Norway or is a Norwegian citizen at the point of death or at the point of handing over the gift. When calculating the tax on inheritance or gift, the listed shares in Norwegian and foreign companies shall be valuated at the shares' listed value at the date of transfer.

Addresses:

Offices

Group head office
Framfab AB
Krukmakargatan 37A
Box 38078
SE-100 64 Stockholm
Sweden
Phone: +46 8 410 010 00
Fax: +46 8 411 65 95
info@framfab.com

Denmark
Vermundsgade 40 A, 2. sal
DK-2100 Copenhagen
Denmark
Phone: +45 39 16 29 29
Fax: +45 39 16 29 30
info@framfab.dk

Germany
Augustinusstraße 9 - 11a
D-50226 Frechen
Germany
Phone: +49 223 469 90
Fax: +49 2234 699 599
info@framfab.de

Rödingsmarkt 9
D-20459 Hamburg
Germany
Phone: +49 40 688 747
Fax: +49 40 688 74 999
hamburg@framfab.de

Zeppelinstraße 73
D-81669 München
Germany
Phone: +49 89 458 354 10
Fax: +49 89 448 88 96
muenchen@framfab.de

The Netherlands
Gerard Brandtstraat 26-28
1054 JK Amsterdam
Netherlands
Phone: +31 20 607 75 00
Fax: +31 20 607 75 01
framfab@framfab.nl

Switzerland
Dreikönigstrasse 31 a
CH-8002 Zürich
Switzerland
Phone: +41 1 208 37 42
Fax: +49 2234 699 187
info@framfab.ch

Sweden
Lilla Bommen 1
SE 411 04 Göteborg
Sweden
Phone: +46 31 760 05 00
Fax: +46 31 760 05 50
info@framfab.se

Brogatan 10
SE-211 44 Malmö
Sweden
Phone: +46 40 630 01 00
Fax: +46 40 630 01 50
info@framfab.se

Torggatan 2
Box 390
SE-931 24 Skellefteå
Sweden
Phone: +46 910 71 57 00
Fax: +46 910 71 57 29
info@paregos.com

Fiskargatan 14
SE-116 20 Stockholm
Sweden
Phone: +46 910 71 57 00
Fax: +46 910 71 57 29
stockholm@paregos.com

Krukmakargatan 37A
Box 38077
SE-100 64 Stockholm
Sweden
Phone: +46 8 410 010 00
Fax: +46 8 410 002 50
info@framfab.se

United Kingdom
Elizabeth House, 5th Floor
39 York Road
London, Waterloo
SE1 7NQ
UK
Phone: +44 20 7071 6300
Fax: +44 20 7071 6666
info@sbiframfab.com

Partners

Scient Japan
Akasaka Community Bldg. 4F/5F
1-1-8 Moto-Akasaka
Minato-ku
Tokyo 107-0051
Japan
Phone: +81 3 5771 4860
Fax: +81 3 5771 4861
info@scient.co.jp

SBI Group Inc.
2825 East Cottonwood
Suite 480
Salt lake City, UT 84121
USA
Phone: +1 800 294 00 90
Fax: +1 801 733 32 01
info@sbigroup.com

Wcube SAS
40 bis, rue du Fbg Poissonniére
75010 Paris
France
Phone: +33 1 42 47 83 82
Fax: +33 1 40 22 05 94
info@wcube.fr

www.framfab.com

Tryckindustri / Finanstryck 0414130